Exhibit. 99.5

SUBSCRIPTION AND CONTRIBUTION AGREEMENT

THIS SUBSCRIPTION AND CONTRIBUTION AGREEMENT is made as of November 20, 2012 by and among Giosis Cayman Ltd., a limited company organized under the laws of Cayman Islands and to be renamed Giosis Mecoxlane Ltd. (the “Company”), Giosis China Limited, a limited company organized and existing under the laws of Hong Kong and wholly-owned subsidiary of the Company and to be renamed Giosis Mecoxlane Limited (“GHK”), and each of Giosis Pte. Ltd., a limited company organized under the laws of Singapore and current sole stockholder of the Company (“Giosis”), Mecox Lane Limited, a limited company organized under the laws of Cayman Islands (“Mecox” and together with Giosis, each an “Investor”), Mecox Lane International Mailorder Co., Ltd., a limited company organized and existing under the laws and regulations of the PRC (“Mecox Mailorder”), Maiwang E-commerce Co., Ltd., a limited company organized and existing under the laws and regulations of the PRC (“Maiwang”), and Mecox Lane (Hong Kong) Ltd., a limited liability company organized and existing under the laws of Hong Kong (“Mecox HK”, and collectively with Mecox, Mecox Mailorder and Maiwang, the “Mecox Entities”).

RECITALS

(A)                               The Company desires to sell, and each Investor desires to purchase, the Series A Preferred Shares (as defined below) in the amounts and for the cash purchase price set forth in Section 1 below.

(B)                               The Company desires to purchase, and Giosis and each Mecox Entity desires to sell, assign, transfer, convey and deliver their respective Contributed Assets pursuant to Section 2 below.

(C)                               By this instrument: (a) Giosis is vesting in the Company all right, title and interest of Giosis in, to and under the Giosis Contributed Assets, (b) Mecox is vesting in the Company all right, title and interest of Mecox in, to and under the Mecox Contributed Assets, (c) Mecox HK is vesting in the Company all right, title and interest of Mecox HK in, to and under the registered trademarks and pending registered trademarks on Schedule 4 hereto, (d) Mecox Mailorder is vesting in Giosis e-Commerce (Shanghai) Ltd., a limited company organized and existing under the laws and regulations of the PRC (“GVIE”), all right, title and interest of Mecox Mailorder in, to and under the domain names owned by Mecox Mailorder listed on Schedule 4 hereto, (e) Maiwang is vesting in GVIE, all right, title and interest of Maiwang in, to and under the domain names owned by Maiwang listed on Schedule 4 hereto and (f) the Company is assuming the Assumed Liabilities.

AGREEMENT

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1                                         SUBSCRIPTION OF SERIES A PREFERRED SHARES FOR CASH

1.1                               At the Closing (as defined below), the Company hereby sells to each Investor, and each Investor, severally and not jointly, hereby purchases from the Company, the number of the Company’s Series A convertible preferred shares of US $0.001 par value (the “Series A Preferred Shares”), free and clear of any Liens (as defined below) as set forth in the column titled “Series A Preferred Shares” opposite such Investor’s names on Schedule 1 hereto.

1.2                               In full consideration for the Series A Preferred Shares, at the Closing, each Investor shall pay (severally and not jointly) the Company US $1.00 per each Series A Preferred Share purchased by such Investor hereunder, for an aggregate purchase price as set forth in the column titled “Cash Purchase Price” opposite such Investor’s name on Schedule 1 hereto (for each such Investor, the “Cash Purchase Price”).

1.3                               At the Closing (as defined below), concurrently:

(a)                                 The Cash Purchase Price shall be paid by wire transfer of immediate available funds, free of any tax withholding, to the account set forth on Schedule 2 hereto;

(b)                                 The Company shall within four (4) business days of the Closing (i) update the register of members of the Company to reflect such purchase of Series A Preferred Shares (and the issuance of Ordinary Shares pursuant to Section 2 below), (ii) deliver certified copies of the register of members of the Company to each Investor giving effect to the issuance and sale of the Series A Preferred Shares pursuant to this Section 1 (and the issuance and sale of the Ordinary Shares pursuant to Section 2 below) and (iii) and issue share certificates to each of the Investors representing the number and type of Ordinary Shares and Series A Preferred Shares purchased by such Investor hereunder; and

(c)                                  (i) Giosis, GSH and GHK shall execute and deliver a share transfer agreement to formally effect the transfer of all of the issued and outstanding shares of GSH to GHK pursuant to Section 2.1 below, (ii) Giosis shall deliver any appropriate transfer instruments to GHK and (iii) GSH shall after the Closing (subject to completion of the covenants set forth in Section 2.7 of the Shareholders Agreement, as defined below) (x) update or prepare the register of members of GSH to reflect such transfer and (y) deliver copies of the register of members of GSH to GHK.

(d)                                 Mecox HK and the Company shall (i) execute and deliver a trademark assignment agreement for each of the registered trademarks listed in Schedule 4 and (ii) immediately after the Closing, submit the aforementioned trademark assignment agreements to China Trademark Office to file the transfer of relevant registered trademarks.

(e)                                  Mecox HK shall execute, or cause its applicable affiliate to execute, an official application form for each of the pending registration trademarks in Schedule 4, and shall immediately after the Closing submit such application forms to China Trademark Office to file for the change of relevant trademark applicant from Mecox HK to the Company.

(f)                                   Each of Mecox Mailorder and Maiwang and GVIE shall execute and deliver a domain name transfer agreement for each of the domain names listed in Schedule 4, as applicable, and immediately after the Closing, submit the aforementioned domain name transfer agreements to the applicable domain name agency to file for the transfer of relevant domain names.

1.4                               Within sixty (60) days following the Closing:

(a)                                The Company shall calculate the net assets of GSH and GVIE, on a consolidated basis as of immediately prior to the Closing (and, for the avoidance of doubt, prior to the contribution set forth in Section 2.1) and prepare and deliver to each Investor a statement of such net assets;

(b)                                If the net assets are positive, the Company or GHK shall pay to Giosis an amount equal to the positive amount of the net assets; and

(c)                                 If the net assets are negative, Giosis shall pay to the Company, for no additional consideration, an amount equal to the negative amount of the net assets.

For purposes of this Section 1.4,”net assets” shall equal:

(1)         Cash and cash equivalents; plus

(2)         Accounts receivable; minus

(3)         Assumed Liabilities.

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2                                         TRANSFER OF CONTRIBUTED ASSETS

2.1                               Giosis Contributed Assets.  At the Closing, Giosis hereby sells, assigns, transfers, conveys and delivers to GHK all of the shares of Shanghai Giosis IT Ltd., a wholly foreign-owned enterprise with limited liability organized and validly existing under the laws and regulations of the PRC (“GSH”) such that, immediately after the Closing, GSH becomes a wholly-owned subsidiary of GHK.  The shares being contributed, and a list of the key assets owned or controlled by GSH, are set forth in Schedule 3 hereto (the “Giosis Contributed Assets”).  In full consideration of, and concurrently with, such transfer of the Giosis Contributed Assets, the Company hereby issues and sells to Giosis such number of shares of the Company’s ordinary shares of US $0.001 par value (the “Ordinary Shares” and together with the Series A Preferred Shares, such shares being purchased hereunder, the “Purchased Shares”) as set forth in the column titled “Ordinary Shares” opposite Giosis’ name on Schedule 1 hereto.

2.2                               Mecox Contributed Assets.  At the Closing, each of the Mecox Entities, as applicable, hereby sells, assigns, transfers, conveys and delivers to the Company or GVIE, as applicable, all right, title and interest of Mecox in, to and under the assets set forth in Schedule 4 hereto (the “Mecox Contributed Assets” and together with the Giosis Contributed Assets, the “Contributed Assets”).  In full consideration of, and concurrently with, such transfer of the Mecox Contributed Assets, the Company hereby issues and sells to Mecox such number of Ordinary Shares as set forth in the column titled “Ordinary Shares” opposite Mecox’s name on Schedule 1 hereto.

2.3                               License of Know-How.

(a)                                Giosis hereby grants to the Company and its subsidiaries a non-exclusive, perpetual, irrevocable, royalty-free, transferrable right to use, reproduce and otherwise exploit, in each case only in the Territory (as defined in the Shareholders Agreement), the business and management expertise and know-how of Young Bae Ku and the personnel of Giosis and its subsidiaries being transferred to the Company (and/or its subsidiaries) as such know-how exists as of the Closing, in furtherance of the Business (as defined in the Shareholders Agreement).

(b)                                Mecox hereby grants to the Company and its subsidiaries a non-exclusive, perpetual, irrevocable, royalty-free, transferrable right to use, reproduce and otherwise exploit, in each case only in the Territory, the business and management expertise and know-how of Alfred Gu and the personnel of Mecox and its subsidiaries being transferred to the Company (and/or its subsidiaries) and any know-how associated with the domain names and operations of the domain names included as a Contributed Asset, in each case, as such know-how exists as of the Closing, in furtherance of the Business.

3                                         ASSUMPTION OF ASSUMED LIABILITIES

3.1                               The Company hereby agrees to assume, satisfy, discharge and perform as and when due all liabilities with respect to the Giosis Contributed Assets and the Mecox Contributed Assets arising on or after the Closing and all ordinary course accounts payable and accrued expenses of GSH and its controlled entity, GVIE, which liabilities are generally listed in Schedule 5 hereto (the “Assumed Liabilities”).

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4                                         CLOSING; CONDITIONS TO CLOSING

4.1                               Closing.

(a)                                The purchase and sale of the Purchased Shares, the transfer of the Contributed Assets and the assumption of the Assumed Liabilities pursuant to Sections 1, 2 and 3 shall be consummated at a closing (“Closing”), which shall be held by remote exchange of documents on such date (the “Closing Date”) as the Investors and the Company may agree, provided that all conditions to the Closing in this Section 4 have been satisfied, or if not all conditions are satisfied, after such conditions have been waived in writing by the relevant parties.  Notwithstanding the foregoing, the Investors and the Company agree that the Closing shall occur within four (4) business days of the satisfaction of the conditions to the Closing in this Section 4 or the written waiver of such conditions by the relevant parties.

(b)                                Each of the parties shall use its commercially reasonable efforts to satisfy the conditions set forth in this Section 4.

(c)                                 From the date hereof until the Closing, Giosis shall (i) use and operate the Giosis Contributed Assets only in the ordinary course of business consistent with past practice, (ii) not transfer, grant a security interest or lien upon, or otherwise adversely affect its ownership rights and other rights in, the Giosis Contributed Assets and (iii) use its commercially reasonable efforts to protect the condition and quality of the Giosis Contributed Assets consistent with past practice.

(d)                                From the date hereof until the Closing, each of the Mecox Entities shall (i) use and operate the Mecox Contributed Assets only in the ordinary course of business consistent with past practice, (ii) not transfer, grant a security interest or lien upon, or otherwise adversely affect its ownership rights and other rights in, the Mecox Contributed Assets and (iii) use its commercially reasonable efforts to protect the condition and quality of the Mecox Contributed Assets consistent with past practice.

4.2                               Conditions to the Obligations of the Investors to Close. The obligation of each of the Investors to purchase its portion of the Purchased Shares and to transfer its respective Contributed Assets at the Closing is, unless otherwise waived in writing by each of the Investors, subject to the fulfillment to the satisfaction of all the Investors on or prior to the Closing of the following conditions:

(a)                                Representations and Warranties True, Correct and Complete.  The representations and warranties made by the Company and GHK in Section 5 hereof, and the representations and warranties of the other Investor in Section 6 hereof, shall be true and correct and complete with respect to the subject covered therein when made, and shall be true and correct and complete as of the date of the Closing with the same force and effect as if they had been made on and as of such date, subject to changes contemplated by this Agreement.

(b)                                Performance of Obligations.  Each of the Company and GHK, and each other Investor, shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required or contemplated to be performed or complied with by it on or before the Closing.

(c)                                 Company’s Charter Documents.  The Company’s Memorandum and Articles of Association shall have been duly amended by all necessary action of the Board and shareholders of the Company to read substantially the form attached hereto as Exhibit B (the “Amended M&AA”) and such Amended M&AA shall have been duly filed with and accepted by the Registrar of Companies of the Cayman Islands.

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(d)                                Consents and Waivers.  Each of the Company and GHK shall have obtained any and all consents and waivers, including from all government authorizations, necessary for consummation of the transactions contemplated by this Agreement; provided, however, with respect to Giosis’s contribution of GSH to GHK as contemplated by Section 2.1, the following shall be obtained within forty (40) business days after the Closing: (i) official approval on GHK’s acquisition of GSH from Giosis, together with a new Certificate of Approval of GSH showing GHK’s 100% shareholding therein, both to be issued by Shanghai Commission of Commerce; and (ii) a new Business License of GSH showing GHK’s 100% shareholding therein to be issued by the competent Administration of Industry and Commerce in Shanghai (collectively, “GSH Contribution Certificates”).

(e)                                 Laws.  The offer and sale of the Purchased Shares to the Investors pursuant to this Agreement shall be exempt from the registration and prospectus delivery requirements any applicable securities laws and shall not violate or breach or result in a violation or breach of any other applicable laws or regulations.

(f)                                  No Litigation.  No demand, claim, suit, action, arbitration or legal, administrative or other proceeding (collectively, “Action”) shall have been threatened or instituted against the Company, GHK or any Investor seeking to enjoin, challenge the validity of, or assert any liability against any of them on account of, any transactions contemplated by this Agreement.

(g)                                 Other Agreements.  Counterparts of each of the following agreements shall have been duly executed and delivered by all parties (except such Investors) thereto (collectively, the “Other Agreements”) and shall be in full force and effect:

(i) the Shareholders Agreement in substantially the form attached hereto as Exhibit C (the “Shareholders Agreement”);

(ii) the License Agreement in substantially the form attached hereto as Exhibit D;

(iii) the acceptance of employment by the persons set forth on Exhibit E with Company and/or its subsidiary (as set forth on Exhibit E) pursuant to a form of employment letter agreement in substantially the form attached hereto as part of Exhibit E;

(iv) the Employment Agreements between Young Bae Ku and the Company and between Young Bae Ku and GSH in substantially the form attached hereto as Exhibit F;

(v) the E-Commerce Platform Service Agreement in substantially the form attached hereto as Exhibit G; and

(vi) the other Contribution Agreements between the Company and its Subsidiaries in substantially the form attached hereto as Exhibit H.

(h)                                Proceedings.  All corporate and other proceedings in connection with the transactions contemplated hereby and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to the Investors, and the Investors shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

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(i)                                    Board Constitution.  All actions shall have been taken to constitute the Board of Directors of the Company and each relevant subsidiary, effective upon the Closing, in accordance with the requirements of the Shareholders Agreement and each director of the Company shall have entered into a director indemnification agreement as contemplated by the Shareholders Agreement.

(j)                                   Board and members/shareholders resolutions.  Board and members/shareholders resolutions of the Company and GHK approving the transactions contemplated by this Agreement, including without limitation, adopting the Amended M&AA and authorizing the filing thereof with the applicable governmental authorities in Cayman Islands shall have been delivered to the Investors in form and substance reasonably satisfactory to the Investors.

(k)                                Good Standing Certificate.  The Investors shall have received a certificate of good standing issued by the Registrar of Companies of the Cayman Islands dated no earlier than ten (10) days prior to the Closing certifying that the Company has been duly incorporated and is validly existing and in good standing under the laws of the Cayman Islands.

(l)                                    Value-added Telecommunications Business Operation License. GVIE shall have obtained a Value-added Telecommunications Business Operation License from the relevant governmental authorities in the PRC.

(m)                            Opinions of Counsel. The Investors shall have received from Broad & Bright (PRC counsel to GSH and GVIE) written opinions in the form provided to the Investors on the date hereof, which expense shall be an obligation of, and paid for by, the Company after the Closing and shall not be included as an Assumed Liability hereunder.  The Investors shall have received from the Jun He Law Offices (PRC counsel to Mecox) a written opinion in the form provided to the Investors on the date hereof, which expense shall be an obligation of, and paid for by, the Company after the Closing and shall not be included as an Assumed Liability hereunder.

(n)                                Shareholder Approval.  Mecox shall have received resolutions of its shareholders passed at an extraordinary general meeting of its shareholders duly convened pursuant to Mecox’s Amended and Restated Memorandum and Articles of Association approving the transactions contemplated by this Agreement and the Shareholders Agreement.

4.3                               Conditions to the Obligations of the Company and GHK to Close. The obligation of each of the Company and GHK hereunder is, unless otherwise waived in writing by the Company, subject to the fulfillment to the satisfaction of the Company on or prior to the Closing of the following conditions:

(a)                                Representations and Warranties Correct.  The representations and warranties made by each Investor in Section 6 hereof shall be true and correct and complete with respect to the subject covered therein when made, and shall be true and correct and complete as of the date of Closing with the same force and effect as if they had been made on and as of such date, subject to changes contemplated by this Agreement.

(b)                                Performance of Obligations.  Each Investor shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required or contemplated to be performed or complied with by it on or before the Closing.

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(c)                                 Laws.  The offer and sale of the Purchased Shares to such Investor pursuant to this Agreement shall be exempt from the registration and prospectus delivery requirements of applicable securities laws and shall not violate or breach or result in a violation or breach of any other applicable law or regulation.

(d)                                No Litigation.  No Action shall have been threatened or instituted against such Investor seeking to enjoin, challenge the validity of, or assert any liability against any of them on account of, any transactions contemplated by this Agreement.

(e)                                 Other Agreements.  Counterparts of each of the Other Agreements shall have been duly executed and delivered by all parties (except for the Company and its Subsidiaries) thereto and shall be in full force and effect (except for the Shareholders Agreement, which shall take effect immediately after the Closing).

5                                         REPRESENTATIONS OF THE COMPANY AND GHK

Unless specifically indicated otherwise, each of the Company and HGK hereby jointly and severally represent and warrant to each Investor that the statements in this Section 5, except as set forth in the Disclosure Schedule (the “Disclosure Schedule”) attached to this Agreement as Exhibit A (the contents of which shall also be deemed to be representations and warranties hereunder), are all true, correct and complete as of the date of this Agreement and as of the Closing.

5.1                               Organization, Good Standing and Qualification.  Each of the Company and GHK is duly organized, validly existing and in good standing under, and by virtue of, the laws of the place of its incorporation or establishment and has all requisite power and authority to own its properties and assets and to carry on its business as now conducted and as presently proposed to be conducted.  Each of the Company and GHK is qualified to do business and is in good standing in each jurisdiction where failure to be so qualified would have a material adverse effect on its financial condition, business, prospects or operations.

5.2                               Due Authorization and No Conflict.  All corporate action on the part of each of the Company and GHK, their respective officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement, the authorization, issuance, reservation for issuance and delivery of all of the Purchased Shares and the Ordinary Shares upon conversion of the Series A Preferred Shares (the “Conversion Shares”), and, as applicable, the performance of their respective obligations under this Agreement and, where applicable, the Amended M&AA, the Shareholders Agreement and all other agreements, instruments and documents executed and delivered in connection with the transactions contemplated hereby, has been taken or will be taken prior to the Closing.  This Agreement and, where applicable, the Amended M&AA are the legally valid and binding obligations of the Company and GHK, enforceable in accordance with their terms, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally and to general equitable principles.  None of the Purchased Shares, nor the Conversion Shares are subject to any preemptive rights, rights of first refusal, or Liens except for rights imposed under the Amended M&AA and/or the Shareholders Agreement. The execution, delivery, performance and observance by each of the Company and GHK of its obligations under this Agreement and, where applicable, the Amended M&AA, the issue and delivery of the Purchased Shares and the Conversion Shares do not and will not, with or without the passage of time or the giving of notice or both, (i) result in the existence or imposition of any security interest, mortgage, pledge, assignment by way of security, charge, lease, easement, servitude, deposit arrangement, encumbrance, lien (statutory or other), preference, priority or other security agreement of any kind or nature whatsoever, including any conditional sale or other title retention agreement, any financing or similar statement or notice filed under any recording or notice statute, and any lease having substantially the same

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effect as any of the foregoing (all the foregoing shall be referred to herein as “Liens”), in favor of any person over all or any of the assets or properties of the Company or GHK; (ii) conflict with or result in a breach of any agreement, mortgage, bond or other instrument to which the Company or GHK is a party or which is binding upon the Company, GHK or any of their respective assets or properties; (iii) conflict with or result in a breach of the certificate of incorporation, memorandum of association, articles of association or other organizational or charter documents of the Group Company or GHK; or (iv) conflict with or result in a breach of any law, regulation or judicial order binding on the Company or GHK.

5.3                               Capitalization.

(a)                                Immediately prior to the Closing, the authorized share capital and capitalization of the Company will be as set forth on Section 5.3(a) of the Disclosure Schedule.

(b)                                Immediately after the Closing, the authorized share capital and capitalization of the Company will be as set forth on Section 5.3(b) of the Disclosure Schedule.  As set forth on Section 5.3(b) of the Disclosure Schedule, Giosis shall own sixty percent (60%) of the fully diluted Ordinary Shares and Mecox shall own forty percent (40%) of the fully diluted Ordinary Shares immediately after the Closing (which assumes the conversion of the Series A Preferred Shares into Ordinary Shares).

(c)                                 There are no options, warrants, conversion privileges or other rights or agreements outstanding or under which the Company is or may become obligated to issue any securities of any class or series.  None of the Company’s outstanding shares are subject to any preemptive rights, rights of first refusal, or other rights to purchase such shares (whether in favor of the Company or any other person), pursuant to any agreement or commitment, except for the rights imposed under the Amended M&AA and in the Shareholders Agreement.

5.4                               Subsidiaries.  The Company does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity except for a one hundred percent (100%) direct equity interest in GHK.  No other person has an interest in GHK.  GHK does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity.  GHK currently has no operations or material liabilities or obligations.

5.5                               Valid Issuance of Shares. The Purchased Shares, when issued, sold and delivered in accordance with the terms of this Agreement and the Amended M&AA, will be duly authorized and validly issued, fully paid, non-assessable, and free of any Liens and claims, except for rights imposed under the Amended M&AA and/or the Shareholders Agreement.  The Conversion Shares have been duly and validly made available for issuance and, upon issuance in accordance with the terms of the Amended M&AA will be duly and validly issued, fully paid and non-assessable.  All presently issued and outstanding shares of the Company are duly and validly issued, fully paid and non-assessable and free of any Liens and claims except for rights imposed under the Amended M&AA and/or the Shareholders Agreement, and such shares, and all outstanding shares, options and other securities of the Company, have been issued in full compliance with the requirements of all applicable securities laws and regulations.

5.6                               Liabilities.  Each of the Company (recently formed) and GHK (formed on April 10, 2012) are entities with no material operations or assets.  Section 5.6 of the Disclosure Schedule discloses all material debts, liabilities and obligations of the Company and GHK of any nature, whether due or to become due, as of the date hereof (including, without limitation, absolute liabilities, accrued liabilities, and contingent liabilities) to the extent such debts, liabilities and obligations are required to be disclosed in accordance with United States generally accepted accounting principles, consistently applied.

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5.7                               Compliance with Other Instruments.  Neither the Company nor GHK is in any violation, breach or default of its constitutional documents (which include, as applicable, articles of incorporation, memoranda and/or articles of association, by-laws, joint venture contracts, feasibility studies and the like), or in any material respect of any term or provision of any mortgage, indenture, contract, agreement or instrument to which the Company or GHK is a party or by which it may be bound, or of any provision of any judgment, decree, order, statute, rule, law or regulation applicable to or binding upon the Company or GHK.

6                                         REPRESENTATIONS OF THE INVESTORS

Each Investor hereby severally, but not jointly and severally or not jointly, represents and warrants as to itself only to the Company as follows as of the date of this Agreement and as at the date of the Closing:

6.1                               Authorization.  It (with respect to Mecox, each of the Mecox Entities) has full power and authority to enter into this Agreement, and this Agreement, when executed and delivered by it, will constitute its valid and legally binding obligations, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally and to general equitable principles.

6.2                               Organization. It is duly organized, validly existing and in good standing under, and by virtue of, the laws of the place of its incorporation or establishment.

6.3                               Due Authorization and No Conflict. All corporate action on the part of such Investor (with respect to Mecox, each of the Mecox Entities) and its respective officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement, and the performance of its obligations under this Agreement and, where applicable, the Amended M&AA and Shareholders Agreement and all other agreements, instruments and documents executed and delivered in connection with the transactions contemplated hereby, has been taken or will be taken prior to the Closing.  Neither the execution nor delivery of this Agreement nor the compliance with its terms and provisions will conflict or result in the breach of the certificate of incorporation, memorandum of association, articles of association or other organizational or charter documents of such Investor (with respect to Mecox, each of the Mecox Entities).

6.4                               Investigation; Economic Risk.  It acknowledges that it has had an opportunity to discuss the business, affairs and current prospects of the Company with its officers, an opportunity to discuss the transaction with its own counsel, and that it has had access to information about the Company and GHK that it has requested.  Without lessening or obviating the representations and warranties of the Company and GHK set forth in Section 5, it acknowledges that it is able to fend for itself in the transactions contemplated by this Agreement and has the ability to bear the economic risks of its investment in the Purchased Shares and the Conversion Shares.

6.5                               Purchase for Own Account.  It is, or will be acquiring, its respective Purchased Shares and the Conversion Shares for its own account, not as a nominee or agent, and not with a view to or in connection with the sale or distribution of any part thereof.  By executing this Agreement, it further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or any third person, with respect to any Purchased Shares and the Conversion Shares.

6.6                              Restrictions on Transfer.  It acknowledges and agrees that the Purchased Shares and when issued, the Conversion Shares are subject to restrictions on transfer as set forth in the Amended M&AA and the Shareholders Agreement.

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6.7                               Title to Contributed Assets.

(a)                                Giosis represents and warrants as follows:

(i)             Giosis has good and marketable title, beneficial ownership or control, as applicable, to the Giosis Contributed Assets subject to no Lien or claim.

(ii)          Giosis owns all of the equity securities of GSH and, upon the issuance of all the GSH Contribution Certificates, GSH shall become a wholly-owned subsidiary of GHK.  All such equity securities of GSH are duly authorized and validly issued, fully paid and non-assessable.

(iii)       Schedule 3 hereto sets forth a complete and accurate list of the control agreements between GSH and GVIE, all of which are in full force and effect.  Other than the control agreements listed on Schedule 3 hereto, neither GSH nor GVIE own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association or other entity.

(iv)      Each of GSH and GVIE is duly organized, validly existing and in good standing under, and by virtue of, the laws of the place of its incorporation or establishment and has all requisite power and authority to own its properties and assets and to carry on its business as now conducted and as presently proposed to be conducted.  Each of the GSH and GVIE is qualified to do business and is in good standing in each jurisdiction where failure to be so qualified would have a material adverse effect on its financial condition, business, prospects or operations.

(v)         GSH does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity, except for its control interests in GVIE. GVIE does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity.

(vi)      Neither GSH nor GVIE is in material violation, breach or default of its constitutional documents (which include, as applicable, articles of incorporation, memoranda and/or articles of association, by-laws, joint venture contracts, feasibility studies and the like), or in any material respect of any term or provision of any mortgage, indenture, contract, agreement or instrument to which GSH or GVIE is a party or by which it may be bound, or of any provision of any judgment, decree, order, statute, rule, law or regulation applicable to or binding upon GSH or GVIE.

(b)                                Each of the Mecox Entities jointly and severally represents and warrants as follows:

(i)             The applicable Mecox Entity has good and marketable title to the Mecox Contributed Assets subject to no Lien or claim.

(ii)          Schedule 4 hereto lists a complete and accurate list of all domain names materially used in the operation of Mecox’s M18.com internet business.

7                                        MISCELLANEOUS PROVISIONS

7.1                               Survival.  The representations, warranties, covenants and agreements made herein shall survive any due diligence investigation made by any party hereto and shall survive the Closing.

7.2                               Governing Law.  This Agreement shall be governed in all respects by the laws of the State of New York without regards to conflicts of law principles that would require application of the laws of any other jurisdiction.

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7.3                               Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.  Facsimile transmissions of any executed original document and/or retransmission of any executed facsimile transmission shall be deemed to be the same as the delivery of an executed original.

7.4                               Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, if any. Neither party may assign any of its respective rights or delegate any of its respective obligations under this Agreement without each other party’s prior written consent.  None of the provisions of this Agreement is intended to provide any rights or remedies to any person other than the parties to this Agreement (and their respective successors and permitted assigns, if any).

7.5                               Amendments; Waivers.  This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of the parties hereto.  A provision of or right under this Agreement may not be waived except by a waiver in writing signed by the Party granting the waiver, and shall be effective only to the extent specifically set out in that waiver.

7.6                               Entire Agreement.  This Agreement and the exhibits and schedules hereto sets forth the entire understanding of the parties relating to the subject matter hereof and thereof and supersedes all prior agreements and understandings between the parties relating to the subject matter hereof and thereof.

7.7                               Several and Not Joint Liability.  The liability of the Investors under this Agreement shall be several, and shall not be joint or joint and several.

7.8                               Further Assurances.  Each of the parties hereto shall execute such documents and perform such further acts (including, without limitation, obtaining any consents, exemptions, authorizations, or other actions by, or giving any notices to, or making any filings with, any governmental authority or any other person) as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.  Without limitation the foregoing, each of the Mecox Entities shall cooperate with the Company in order to fully and formally effect the transfer of the domain names and the trade names included as Mecox Contributed Assets and Giosis shall cooperate with the Company in order to fully and formally effect the transfer of the shares of GSH and the indirect transfer of GVIE.

7.9                               Dispute Resolution.

(a)                                 Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved through consultation.  Such consultation shall begin immediately after one Party hereto has delivered to the other Party hereto a written request for such consultation.  If within thirty (30) days following the date on which such notice is given the dispute cannot be resolved, the dispute shall be submitted to arbitration upon the request of either Party with notice to the other.

(b)                                 The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “Centre”).  There shall be three arbitrators.  Each Party hereto shall each select one arbitrator within thirty (30) days after giving or receiving the demand for arbitration.  Such arbitrators shall be freely selected, and the parties shall not be limited in their selection to any prescribed list.  The Chairman of the Centre shall select the third arbitrator, who shall be qualified to practice law in New York, United States of America.  If either Party does not appoint an arbitrator who has consented to participate within thirty (30) days after

11

selection of the first arbitrator, the relevant appointment shall be made by the Chairman of the Centre.

(c)                                  The arbitration proceedings shall be conducted in English.  The arbitration tribunal shall apply the Arbitration Rules of the Centre in effect at the time of the arbitration.  However, if such rules are in conflict with the provisions of this Section 7.9, including the provisions concerning the appointment of arbitrators, the provisions of this Section 7.9 shall prevail.

(d)                                 The arbitrators shall decide any dispute submitted by the parties to the arbitration strictly in accordance with the substantive law of New York, United States of America and shall not apply any other substantive law.

(e)                                  Each Party hereto shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the other in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such Party.

(f)                                   The award of the arbitration tribunal shall be final and binding upon the disputing parties, and either Party may apply to a court of competent jurisdiction for enforcement of such award.

(g)                                  Notwithstanding anything to the contrary above, nothing in this Section 7.9, or otherwise, shall limit the right of any Party to this Agreement to seek judicial equitable relief, specific performance or other equitable relief available to it under applicable statutory and/or case law.

7.10                        Attorneys’ Fees.  In the event of any action at law, suit in equity or arbitration proceeding in relation to this Agreement, the prevailing party shall be entitled to recover from the losing party all reasonable fees, costs and expenses incurred in enforcing any right of the prevailing party under or with respect to this Agreement, including without limitation, all reasonable fees, costs and expenses of attorneys and accountants and of appeals.

7.11                        Equitable Relief.  Each Party hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that the Parties hereto would be irreparably harmed if any of the provisions of the Agreement are not performed in accordance with their specific terms and that monetary damages would not provide adequate remedy in such event.  Accordingly, in addition to any other remedy to which a non-breaching Party may be entitled at law, a non-breaching Party shall be entitled to injunctive relief without the posting of any bond or other security to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof, and the breaching Party waives the defense that an adequate remedy at law may exist.

7.12                        Person.  The term “person” as used in this Agreement shall mean any individual, firm, corporation, limited liability company, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

7.13                        Notices.  Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in English, in writing, and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) when sent by facsimile at the number set forth below, upon successful transmission report being generated by sender’s machine; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, prepaid postage; or (d) 3 business days after deposit with an international recognized express courier, with written verification of receipt. All such notices, requests, waivers and other communications shall be addressed to the parties as set forth below.

12

To the Company, GHK or Giosis:

9F, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu

Seoul, Korea 135-912

Attn: Moo-Seong Kim

Fax: +82-2-501-9717

Tel.: +82-2-6004-9010

To any Mecox Entity:

22nd Floor, Gems Tower, Building 20

No. 487, Tianlin Road

Shanghai 200233, People’s Republic of China

Attn: Chief Financial Officer

Fax: +86 21 64950500 *8999

Tel.: +86 (21) 6495-0500

Each person making a communication hereunder by facsimile shall promptly confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile pursuant hereto but the absence of such confirmation shall not affect the validity of any such communication.  A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 7.13 by giving the other party written notice of the new address in the manner set forth above.

8                                         TERMINATION

8.1                               Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a)                 by the mutual written consent of the Investors;

(b)               by either of the Investors or the Company, if any governmental authority of competent jurisdiction shall have issued an order, decree or ruling or taken any other action (“Government Order”) restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and such order, decree or ruling or other action shall have become final and nonappealable (it being agreed that the parties hereto shall promptly appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable diligence)); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a party if such Governmental Order was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(c)                by either of the Investors, if the Company or the other Investor breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement or any Other Agreements and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 4.2(a) or Section 4.3(a) hereof, (ii) cannot be or has not been cured within twenty (20) business days following receipt by any of the Investors of written notice by the other Investor or the Company regarding such breach or failure to perform and (iii) has not been waived by such Investor; or

(d)               by either of the Investors or the Company, if the Closing shall not have occurred within ninety (90) business days of the date first written above (the “Long-Stop Date”), provided that the terminating party is not in material default of any of its obligations hereunder.

13

8.2                               Procedure of Termination. In the event of termination of this Agreement and abandonment of the transactions contemplated hereby pursuant to Section 8.1 hereof, written notice thereof shall forthwith be given to the all other parties.

8.3                               Effect of Termination.

(a)               In the event that this Agreement is validly terminated in accordance with Section 8.1 and Section 8.2 hereof, then each of the parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to the Investors, the Company or GHK; provided, however, that no such termination shall relieve any party hereto from liability for any willful breach of this Agreement and, provided, further, that the obligations of the parties set forth in Section 7 hereof shall survive any such termination and shall be enforceable hereunder.

(b)               The damages recoverable by the non-breaching party shall include all attorneys’ fees reasonably incurred by such party in connection with the transactions contemplated hereby.

 [Remainder of page intentionally left blank]

14

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

COMPANY

GIOSIS CAYMAN LIMITED

By:	/s/ Young Bae Ku

Name:	Young Bae Ku

Title:	Director

GHK

GIOSIS CHINA LIMITED

By:	/s/ Moo Seong Kim

Name:	Moo Seong Kim

Title:	Director

GIOSIS

GIOSIS PTE. LTD.

By:	/s/ Young Bae Ku

Name:	Young Bae Ku

Title:	Director & CEO

MECOX

MECOX LANE LIMITED

By:	/s/ Alfred Gu

Name:	Alfred Gu

Title:	Director & CEO

Signature Page to Subscription and Contribution Agreement

MECOX MAILORDER

MECOX LANE INTERNATIONAL MAILORDER CO., LTD.

By:	/s/ Alfred Gu

Name:	Alfred Gu

Title:

MAIWANG

MAIWANG E-COMMERCE CO., LTD.

By:	/s/ Alfred Gu

Name:	Alfred Gu

Title:

MECOX HK

MECOX LANE (HONG KONG) LTD.

By:	/s/ Alfred Gu

Name:	Alfred Gu

Title:

Signature Page to Subscription and Contribution Agreement

SCHEDULE 1

TABLE OF PURCHASED ORDINARY AND SERIES A PREFERRED SHARES

Investor Name	Series A Preferred Shares	Cash Purchase Price	Ordinary Shares	Consideration
Giosis	15,000,000	$15,000,000	7,500,000	See Section 2 and Schedule 3
Mecox	5,000,000	$5,000,000	10,000,000	See Section 2 and Schedule 4
TOTAL	20,000,000	$20,000,000	17,500,000	N/A

SCHEDULE 2

COMPANY WIRE INSTRUCTIONS

Beneficiary Name: GIOSIS CAYMAN LTD.

Account Number:

Swiftcode:

Bank Name: Shinhan Bank

Bank address: Dongbu Financial Center 25F, 891-10 Daechi-dong Gangnam-Gu, Seoul, South Korea, 135-523

Beneficiary address: LIG Tower 9F, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul, Korea 135-912

SCHEDULE 3

GIOSIS CONTRIBUTED ASSETS

1.  Tangible Assets (details below)

2.  Intangible Assets

Type	Owner
Licensed Software (as defined in the License Agreement)	Giosis
Licensed Marks (as defined in the License Agreement)	Giosis
License of know-how (pursuant to Section 2.3(a) of this Agreement)	Giosis
Domain name qoo10.com.cn (registered 2011.03.25 and expiring 2013.03.24)	Giosis
Qoo10.cn (registered 2011.03.25 and expiring 2013.03.24)	GVIE

Total Value of Tangible Assets and Intangible Assets: US$ 7,500,000

3.  Control Agreements in respect of GSH or GVIE:

•                  Equity Custody Agreement, dated as of June 8, 2012, by and between GSH and Li Mei Ling.

•                  Loan Agreement, dated as of May 16, 2012, by and between GSH and Li Mei Ling.

•                  Option Agreement, dated as of June 8, 2012, by and between GSH and Li Mei Ling.

•                  Proxy Agreement, dated as of June 8, 2012, by and between GSH and Li Mei Ling.

•                  Irrevocable Power of Attorney with respect to GVIE in Favor of Li Mei Ling.

4.  Equity

Entity	Owner	Registered capital (100% of equity)
GSH	Giosis	RMB10,000,000 (among which RMB6,000,842 is paid-up registered capital)

Details with Respect to Tangible
Assets:

GVIE:

Assets	Description	Quantity
Computers and Electronic Equipment	Server	1
Furniture	Shelf	2

GSH:

Assets	Description	Quantity
Office Interior	Office Interior Expenses	N/A
Computers and Electronic Equipment	Computer	5
Computers and Electronic Equipment	Computer	2
Computers and Electronic Equipment	Computer	2
Computers and Electronic Equipment	Computer	1
Computers and Electronic Equipment	Computer	1
Computers and Electronic Equipment	Computer	5
Computers and Electronic Equipment	Computer	2
Computers and Electronic Equipment	Computer	3
Computers and Electronic Equipment	Computer	2
Computers and Electronic Equipment	Computer	1
Computers and Electronic Equipment	Computer	1
Computers and Electronic Equipment	Printer	1
Computers and Electronic Equipment	Cellar phone	1
Computers and Electronic Equipment	Computer	4
Computers and Electronic Equipment	Computer	4
Computers and Electronic Equipment	Computer	10
Furniture	Safe	2
Furniture	Air Conditioner	1
Furniture	Bookshelf	1
Furniture	Desks	34
Furniture	Tables	3
Furniture	Chairs	55

SCHEDULE 4

MECOX CONTRIBUTED ASSETS

TOTAL VALUE: $10,000,000.00

1.  License of Know-How

(pursuant to Section 2.3(b) of this Agreement)

2.  Domain Names

NO.	Domain Name	Owner	Registration Date	Expiration Date
1	m18.cc	Mecox Mailorder	6/17/2007	6/17/2016
2	m18.com	Mecox Mailorder	1/5/2000	1/5/2019
3	m18img.com	Maiwang	7/22/2011	7/22/2013

No.	Service Mark	Filing Country	Owner	Class	Expiry date	Registration No.	Status

1	麦网m18.com	China	Mecox HK	35	2021-07-27	1611984	completed

2	麦网时尚购物第e站	China	Mecox HK	35	2022-08-13	6933671	completed

3	麦网时尚购物第e站	China	Mecox HK	9	2020-08-06	6933672	completed

4	麦网m18.com时尚购物第e站	China	Mecox HK	42		6933673	Re-examination for dismissal completed but result unknown

5	麦网m18.com时尚购物第e站	China	Mecox HK	35		6933674	Pending

6	麦网m18.com时尚购物第e站	China	Mecox HK	9	2020-08-27	6933675	completed

DOMAIN NAME TRANSFER AGREEMENT

This Domain Name Transfer Agreement (“Agreement”) is entered into on December       , 2012, between MecoxLane Information Technology Co., Ltd, a limited liability company organized and existing under the laws of China (the “Transferor”) and Giosis e-Commerce (Shanghai) Ltd. (智熹电子商务（上海）有限公司), a limited liability company organized and existing under the laws of China (the “Transferee”). The Transferor and the Transferee shall hereinafter collectively be referred to as the “Parties” and individually referred to as “Party”.

WHEREAS,

1.              In connection therewith, GIOSIS PTE. LTD., MECOX LANE LIMITED and other relevant parties have agreed to enter into the Subscription and Contribution Agreement (the “Subscription Agreement”) dated November 20, 2012 and the Shareholders Agreement (the “Shareholders Agreement”) dated December         , 2012, upon terms and conditions herein.

2.              The Transferor is an indirect subsidiary of MECOX LANE LIMITED.

3.              The Transferor agrees to transfer the Domain Names to the Transferee and the Transferee agrees to acquire such Domain Names, pursuant to the terms and conditions as set forth herein.

Now, therefore, the Parties agree below:

1                      Transfer of the Domain Names

1.1                     The Transferor agrees to transfer, convey, assign and deliver to the Transferee, and the Transferee agrees to acquire from the Transferor, the domain names set forth in Schedule 1 attached hereto (the “Domain Names”).

1.2                     The Transferor and the Transferee shall provide and execute all the relevant documents concerning the handling of assignment procedures at the relevant domain name agency, handle all procedures and performing all necessary and reasonable obligations so that the Transferee becomes the registered owner of the Domain Names.  Specifically:

(i)                                     On or before the Closing (as defined in the Subscription Agreement), the Parties shall execute and deliver a domain name assignment agreement and other relevant forms in such form as acceptable to the relevant domain name agency for the registration of the transfer of each of the Domain Name;

(ii)                                  Within two (2) working days after the Closing, the Transferor shall apply to register the transfer contemplated hereby by submitting to the relevant domain name agency all the documents required thereby, including without limitation those signed by the Parties under Section 1.2(i) hereof.

1.3                     All the fees and costs in relation to the registration of the transfer of the Domain Names shall be borne by the Transferee.

2                      Representations and Warranties

2.1                     The Transferor represents and warrants:

2.1.1                     The Transferor is a company lawfully organized and validly existing. The Transferor has the right to execute this Agreement and perform the obligations hereunder;

2.1.2                     There is no pending or threatened lawsuit, arbitration or other dispute arising from or in connection with the Domain Names;

2.1.3                     The Transferor has all the rights, title and interest in and to the Domain Names; and

2.1.4                     In order to execute this Agreement, the Transferor has taken any and all necessary and suitable corporate actions.

2.2                     The Transferee represents and warrants:

2.2.1                     The Transferee is a company lawfully organized and validly existing. The Transferee has the right to execute this Agreement and perform the obligations hereunder; and

2.2.2                     In order to execute this Agreement, the Transferee has taken any and all necessary and suitable corporate actions.

3                      Miscellaneous

3.1                     The transfer herein is subject to the Subscription Agreement and Section 15.15 of the Shareholders Agreement.  In the event that any of the provisions hereof conflict with Section 15.15 of the Shareholders Agreement, Section 15.15 of the Shareholders Agreement shall prevail.

3.2                     This Agreement shall not be assignable by the Transferee except with the written consent of the Transferor. This Agreement shall be binding upon and shall inure to the benefit of, the Parties and their respective successors, and assigns.

3.3                     This Agreement may not be amended or modified except by a writing duly and validly executed by Transferor and Transferee.

3.4                     This Agreement, together with the schedule hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and cancels any and all prior or contemporaneous arrangements, understandings and agreements between them relating to the subject matter hereof.

3.5                     In the event that any provision or any portion of any provision of this Agreement shall be held to be void or unenforceable, then the remaining provisions of this Agreement (and the remaining portion of any provision held to be void or unenforceable in part only) shall continue in full force and effect.

3.6                    This Agreement and the transactions contemplated hereby shall be governed and construed by and enforced in accordance with the laws of the People’s Republic of China.

3.7                     In the event of any dispute relating to this Agreement or the interpretation of any provision contained herein either Party may serve notice on the other requiring the matter to be referred for final determination through arbitration.  Such arbitration shall be held in China International Economic and Trade Arbitration Commission Shanghai Commission (“CIETAC Shanghai”)and shall be conducted in accordance with the then existing Rules of CIETAC Shanghai. The arbitration shall be conducted in the English language. The award rendered in connection with such arbitration shall be final and binding upon the Parties.

3.8                     This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall constitute the same instrument.

3.9                     If the Parties enter into any additional agreement for the transfer registration of the Domain Names and such additional agreement contains anything in conflict with this Agreement, then this Agreement shall prevail unless that additional agreement specifically indicates otherwise.

[The remainder of this page is intentionally left blank]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first above written.

TRANSFEROR

MecoxLane Information Technology Co., Ltd

Name:
Title:

TRANSFEREE

Giosis e-Commerce (Shanghai) Ltd. (智熹电子商务（上海）有限公司)

Name:
Title:

Schedule 1

	Domain Name	Reg. No. and Date
1.	m18.com	October 28, 2003

TRADEMARK ASSIGNMENT AGREEMENT

This Trademark Assignment Agreement (“Agreement”) is entered into on December      , 2012, between Mecox Lane (Hong Kong) Limited, a limited liability company organized and existing under the laws of Hong Kong (the “Assignor”) and Giosis Cayman Ltd., an exempted company with limited liability organized and existing under the laws of Cayman Islands (the “Assignee”). The Assignor and the Assignee shall hereinafter collectively be referred to as the “Parties” and individually referred to as “Party”.

WHEREAS,

1.              In connection therewith, the Parties (together with other relevant parties) have agreed to enter into the Subscription and Contribution Agreement (the “Subscription Agreement”) dated November 20, 2012 and the Shareholders Agreement (the “Shareholders Agreement”) dated December      , 2012, upon terms and conditions herein.

2.              The Assignor has obtained the registered trademark certificates (as set out in Annex 1) of certain trademarks (collectively the “Registered Trademarks”) issued by the Trademark Office of the State Administration of Industry and Commerce of China (“China Trademark Office”) and is the registered owner of such trademarks.  Moreover, the Assignor has submitted its applications for the registrations of certain trademarks as set out in Annex 2 (collectively the “Pending Registration Trademarks”) to China Trademark Office, the process of which however has not been completed, and is the applicant of such trademarks.

3.              The Assignor agrees to assign (i) the Registered Trademarks; and (ii) the applications for the Pending Registration Trademarks, to the Assignee and the Assignee agrees to accept such assignment, pursuant to the terms and conditions as set forth herein.

Now, therefore, the Parties agree below:

1                      Definition

1.1                     Except as otherwise provided herein or where the context otherwise requires, the following terms used herein shall have the following meanings:

“Closing” shall have such meaning as defined in the Subscription Agreement.

“Pending Registration Trademark” means all the trademarks as listed in Annex 2 attached hereto that have been applied for but not yet registered.

“Registered Trademarks” means all the trademarks listed in Annex 1 attached hereto.

“Trademark Interests” means all the rights and interests held by the Assignor in and in connection with the Registered Trademarks and the Pending Registration Trademarks.

1.2                     Except as otherwise stated in the context herein, all references to an article, clause, item or paragraph shall refer to the relevant part of this Agreement.

2                      Assignment of the Registered Trademarks and the Pending Registration Trademarks

2.1                     The Assignor agrees to assign the Registered Trademarks, the Pending Registration Trademarks and the Trademark Interests to the Assignee pursuant to the provisions herein.

2.2                     The Assignor and the Assignee shall provide and execute all the relevant documents concerning the handling of assignment procedures at the China Trademark Office, handle all procedures and performing all necessary and reasonable obligations so that the Assignee obtains the Trademark Interests free and clear of any defect in respect of the Registered Trademarks and the Pending Registration Trademarks.  Specifically:

(i)                                     On or before the Closing:

(a)         The Parties shall execute and deliver a trademark assignment agreement and other relevant forms in such form as acceptable to the China Trademark Office for the filing of the assignment of each of the Registered Trademarks;

(b)         The Parties shall execute and deliver an official application form for the filing of the assignment of each of the Pending Registration Trademarks, which assignment may be conducted in the form of change of applicant of the Pending Registration Trademark;

(c)          The Assignor and the Assignee shall jointly engage a qualified PRC trademark agent (the “Filing Agent”) for handling the filing procedures with the China Trademark Office; and

(ii)                                  The Assignor shall cause the Filing Agent to commence, within ten (10) working days after the Closing, the filing procedures for the assignment contemplated hereby by submitting to the China Trademark Office all the documents required thereby, including without limitation those signed by the Parties under Section 2.2(i) hereof; and

(iii)                               If either Party receives any notice, receipt, feedback, document or certificate from the Filing Agent or the China Trademark Office in respect of the filing procedure of the assignment contemplated hereby, it shall notify the other Party immediately in writing.  For the avoidance of doubt, the original copy of any document or certificate issued by the China Trademark Office in respect of the right or title to any Registered Trademark or Pending Registration Trademark shall be delivered to and physically held by the Assignee.

2.3                     All the fees and costs in relation to the filing procedures, including without limitation the service fee for the Filing Agent, shall be borne by the Assignee.

2.4                     If any of the Pending Registration Trademarks becomes duly registered before the Closing or during the filing procedure of its assignment, such Pending Registration Trademark shall be immediately deemed as a Registered Trademark and its filing procedure for assignment shall be changed and/or restarted (if required by the China Trademark Office) accordingly.

3                     Representations and Warranties

3.1                     The Assignor represents and warrants:

3.1.1                     The Assignor is a company lawfully organized and validly existing. The Assignor has the right to execute this Agreement and perform the obligations hereunder;

3.1.2                     There is no pending or threatened lawsuit, arbitration or other dispute arising from or in connection with the Registered Trademarks;

3.1.3                     The Assignor has all the rights, title and interest in and to the Registered Trademarks; and

3.1.4                     In order to execute this Agreement, the Assignor has taken any and all necessary and suitable corporate actions.

3.2                     The Assignee represents and warrants:

3.2.1                     The Assignee is a company lawfully organized and validly existing. The Assignee has the right to execute this Agreement and perform the obligations hereunder; and

3.2.2                     In order to execute this Agreement, the Assignee has taken any and all necessary and suitable corporate actions.

4                      Miscellaneous

4.1                     The assignment herein is subject to the Subscription Agreement and Section 15.15 of the Shareholders Agreement.  In the event that any of the provisions hereof conflict with Section 15.15 of the Shareholders Agreement, Section 15.15 of the Shareholders Agreement shall prevail.

4.2                     This Agreement shall not be assignable by Assignee except with the written consent of the Assignor. This Agreement shall be binding upon and shall inure to the benefit of, the Parties and their respective successors, and assigns.

4.3                     This Agreement may not be amended or modified except by a writing duly and validly executed by Assignor and Assignee.

4.4                     This Agreement, together with the schedule hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and cancels any and all prior or contemporaneous arrangements, understandings and agreements between them relating to the subject matter hereof.

4.5                     In the event that any provision or any portion of any provision of this Agreement shall be held to be void or unenforceable, then the remaining provisions of this Agreement (and the remaining portion of any provision held to be void or unenforceable in part only) shall continue in full force and effect.

4.6                     This Agreement and the transactions contemplated hereby shall be governed and construed by and enforced in accordance with the laws of New York, without regard to conflict of laws principles.

4.7                     In the event of any dispute relating to this Agreement or the interpretation of any provision contained herein either Party may serve notice on the other requiring the matter to be referred for final determination through arbitration.  Such arbitration shall be held in Hong Kong and shall be conducted in accordance with the then existing Rules of the Hong Kong International Arbitration Centre. The arbitration shall be conducted in the English language. The award rendered in connection with such arbitration shall be final and binding upon the Parties.

4.8                     This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which shall constitute the same instrument.

4.9                     If the Parties enter into any additional agreement for the filing procedures of the assignment contemplated hereby and such additional agreement contains anything in conflict with this Agreement, then this Agreement shall prevail unless that additional agreement specifically indicates otherwise.

[The remainder of this page is intentionally left blank]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first above written.

ASSIGNOR

Mecox Lane (Hong Kong) Limited

Name:
Title:

ASSIGNEE

Giosis Cayman Ltd.

Name:
Title:

Annex 1

Registered Trademarks

	Trademark	Reg. No. and Date	Class
1.		1611984 July 28, 011	35
2.		6933671 August 14, 2012	35
3.		6933672 August 7, 2010	9
4.		6933674 October 21, 2012	35
5.		6933675 August 28, 2010	9

Annex 2

Pending Registration Trademarks

	Trademark	Application No. and Date	Class
1		6933673 September 3, 2008	42

SCHEDULE 5

ASSUMED LIABILITIES

		(Unit: RMB)
GVIE	1,460,726
Payable Outside 应付账款		596,393
Payable-TAX 税金		14,278
Payable-Inside		6,941
Payable-Intercompany		843,114

GSH	531,511
Payable Inside		10,888
Payable Outside 应付账款		366,167
Payable-TAX 税金		28,505
Payable Intercompany 应付本社款		125,951

Total	1,992,237

EXHIBIT A

DISCLOSURE SCHEDULE

E-1

SECTION 5.3(a)

Pre-Closing Capitalization

Shareholder	Ordinary Shares
Giosis Pte Ltd	1

E-2

SECTION 5.3(b)

Post-Closing Capitalization

Shareholder	Ordinary Shares	Series A Preferred Shares converted to ordinary shares	Total Shares	% (Issued and Outstanding)	Issued Options (Ordinary Shares)	Available Option Pool (Ordinary Shares)	Total Shares	% (Fully Diluted)
Giosis Pte Ltd.	7,500,000	15,000,000	22,500,000	60.0000%	—	—	30,000,000	54.0000%
Mecox Lane Limited	10,000,000	5,000,000	15,000,000	40.0000%	—	—	20,000,000	36.0000%
Option pool	—	—	—	0.0000%	—	4,166,667	4,166,667	10.0000%
Total	17,500,000	20,000,000	37,500,000	100.0000%	—	4,166,667	41,666,667	100.0000%

E-3

SECTION 5.6

Material Liabilities

None.

E-4

EXHIBIT B

AMENDED M&AA

THE COMPANIES LAW (2012 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

GIOSIS CAYMAN LTD.

(adopted by special resolution passed on [•] 2012)

THE COMPANIES LAW (2012 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

GIOSIS CAYMAN LTD.

(adopted by special resolution passed on [•] 2012)

1                                         The name of the Company is Giosis Cayman Ltd..

2                                         The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3                                         The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4                                         The liability of each Member is limited to the amount unpaid on such Member’s shares.

5                                         The share capital of the Company is US$50,000 divided into (a) 30,000,000 Ordinary Shares of a par value of US$0.001 each and (b) 20,000,000 Preferred Shares of a par value of US$0.001 each, of which 20,000,000 such Preferred Shares have been designated as Series A Preferred Shares having the rights, preferences, privileges and restrictions set out in the Articles of Association of the Company.

6                                         The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7                                         Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

THE COMPANIES LAW (2012 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

GIOSIS CAYMAN LTD.

(adopted by special resolution passed on [•] 2012)

1                                         Interpretation

1.1                               In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Adherence Agreement”

means an agreement in the form set forth as Exhibit B to the Shareholders’ Agreement, which a person is required to enter into with or in favor of all the parties of the Shareholder’s Agreement pursuant to the terms thereof.

“Affiliate”

of a person means any person that controls, is controlled by, or is under common control with, the specified person, within the meaning of Rule 144 promulgated under the U.S. Securities Act of 1933, as amended from time to time.

“Approved Sale”	has the meaning set forth in Article 11.1.

“Articles”	means these articles of association of the Company.

“Asset Sale”

means any bona fide (A) sale, lease or other disposition of all or substantially all of the assets of the Company on a consolidated basis or (B) exclusive license or license outside the ordinary course of business of any intellectual property owned by the Company or any of its Subsidiaries, in each case, whether in one transaction or a series of related transactions.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Board”	means the Board of Directors of the Company.

“Business”	means the establishment, development and operation by the Company and its Subsidiaries of an internet online marketplace in the PRC.

“Change of Control Transaction”

means any (A) bona fide issuance of shares by the Company (other than for bona fide equity financing purposes) or (B) a bona fide acquisition of the Company by another person by consolidation or merger or other reorganization, in each case in which the holders of the Company’s outstanding voting shares as of the date hereof (including any subsequent investors permitted under clause (A) above), collectively own (including their Affiliates), immediately after such transaction, securities representing less than 50% of the voting power of the corporation or entity surviving the transaction, whether in one transaction or a series of related transactions.

“Closing”	means the Closing as defined in the Subscription and Contribution Agreement.

“Come Along Election”	has the meaning set forth in Article 11.1.

“Company”	means the above named company.

“Company’s Competitor”

means any entity that is a bona fide competitor of the Company and/or any of its Subsidiaries as determined in good faith by the disinterested members of the Board, or any officer, director or Affiliate of any such entity.

“Competitor Transfer Notice”	has the meaning set forth in Article 10.3.

“Complete Change of Control Transaction”

means a Change of Control Transaction where the Investors as of the date of adoption of these Articles (including any subsequent investors permitted under clause (A) of the definition of Change of Control Transaction), collectively own (including their Affiliates), immediately after such transaction, no securities having voting power of the corporation or entity surviving the transaction, whether in one transaction or a series of related transactions.

“Compulsory Conversion Notice”	has the meaning set forth in Article 5.5(a)(ii).

“Conversion Notice”	has the meaning set forth in Article 5.5(b).

“Conversion Price”	has the meaning set forth in Article 5.5(a)(i).

“Conversion Shares”	means the Ordinary Shares issuable upon conversion of Preferred Shares.

“Directors”	means the directors for the time being of the Company.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

“Effective Date”	means the date of Closing as defined in the Subscription and Contribution Agreement.

“Electronic Record”	has the same meaning as in the Electronic Transactions Law.

“Electronic Transactions Law”	means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.

“Equity Incentive Plan”

means the equity incentive plan established by the Board after the Closing, providing for the issuance to eligible employees (including officers) or directors of, or consultants or advisors to, the Company or any of its Subsidiaries, at the discretion of the Board (or a duly constituted committee thereof), of options to subscribe for Ordinary Shares, or the issuance of restricted Ordinary Shares, amounting to up to 4,166,667 (proportionally adjusted to reflect any share dividends, share splits or similar transactions).

“Exercising Holder”	has the meaning set forth in Article 4.4(b).

“GHK”

means GIOSIS CHINA LIMITED, a limited company organized and existing under the laws of Hong Kong and to be renamed Giosis Mecoxlane Limited, having its registered office at 8th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

“GSH”

means SHANGHAI GIOSIS IT LTD., a wholly foreign-owned enterprise with limited liability organized and validly existing under the laws and regulations of the PRC, having its registered office at 2206, No. 620 Zhangyang Road, Pudong, Shanghai 200122.

“GVIE”

means GIOSIS E-COMMERCE (SHANGHAI) LTD., a limited company organized and existing under the laws and regulations of the PRC, having its registered office at 1-245, No. 88 Da’erwen Road, Zhangjiang High-Tech Park, Shanghai 201203.

“Giosis”	means GIOSIS PTE. LTD., a limited company organized and existing under the laws of Singapore, having its registered office at 5 Tampines Central 1 #04-04 Tampines Plaza, Singapore 529541.

“Giosis Directors”	has the meaning set forth in Article 34.1.

“Governmental Authority”

means the government of any nation, state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing and the term “Government Authorities” shall be construed accordingly.

“Incentive Plan Shareholders”

means the persons defined as such in the Shareholders’ Agreement and includes any additional Shareholders who execute an Adherence Agreement as an “Incentive Plan Shareholder” pursuant to the terms of the Shareholders’ Agreement.

“Investor”	means Giosis and Mecox and includes any additional Shareholders who execute an Adherence Agreement as an “Investor” pursuant to the terms of the Shareholders’ Agreement.

“Liquidation Event”	has the meaning set forth in Article 5.2(b).

“Material Shareholder”

means each Shareholder (together with its Affiliates) who holds Ordinary Shares, including Ordinary Shares issued or issuable upon conversion of the Preferred Shares, representing at least five percent (5%) of the then issued and outstanding Ordinary Shares of the Company (assuming conversion of the Preferred Shares into Ordinary Shares but excluding any options or warrants not yet exercised).

“Mecox”	means MECOX LANE LIMITED, a company incorporated with limited liability under the laws of Cayman Islands.

“Mecox Directors”	has the meaning set forth in Article 34.2.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the memorandum of association of the Company.

“New Investor Directors”	has the meaning set forth in Article 34.3.

“New Securities”	has the meaning set forth in Article 4.3.

“Ordinary Resolution”

means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the

Articles.

“Ordinary Share Equivalents”

means, with respect to any shareholder of the Company, Ordinary Shares owned by such shareholder together with Ordinary Shares into or for which any issued and outstanding Preferred Shares or any other issued and outstanding convertible securities (excluding, for the avoidance of doubt, unexercised options or warrants) owned by such shareholder shall be convertible.

“Ordinary Shares”

means ordinary shares in the Company with a par value of US$0.001 each, and any class or series of ordinary shares in the Company authorized after the date hereof, or any other class or series of shares resulting from successive changes or reclassifications of any class or series of ordinary shares of the Company.

“PRC”	means the People’s Republic of China, excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and the Islands of Taiwan.

“Pre-Emptive Rights For New Securities”	has the meaning set forth in Article 4.1.

“Pre-Emptive Rights Holder”	has the meaning set forth in Article 4.1.

“Pre-Emptive Rights Notice”	has the meaning set forth in Article 4.4(a).

“Preferred Shares”

means the Series A Preferred Shares and any other Preferred Shares issued after the date hereof, along with any other class or series of preferred shares issued by the Company in substitution or replacement therefor.

“Pro Rata Co-Sale Share”	has the meaning set forth in Article 10.2(b).

“Pro Rata ROFR Share”	has the meaning set forth in Article 10.1(c).

“Pro Rata Share”	has the meaning set forth in Article 4.2.

“Prohibited Transfer”	has the meaning set forth in Article 12.1.

“Qualified IPO”

means a firm commitment underwritten public offering of Shares with aggregate offering proceeds to the Company or selling Shareholder(s) of at least US $40 million and resulting in a valuation of the Company of at least US $100,000,000, provided that immediately after the closing of such public offering, such Shares are traded on a national securities exchange including, without limitation, the NASDAQ and Hong Kong Stock Exchange.

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Sale Event”	means (1) an Asset Sale or (2) Change of Control Transaction.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Second Pre-Emptive Rights Notice”	shall have the meaning set forth in Article 4.4(b).

“Second Pre-Emptive Rights Period”	shall have the meaning set forth in Article 4.4(b).

“Selling Investor”	has the meaning set forth in Article 11.1.

“Selling Shareholder”	has the meaning set forth in Article 10.1(a).

“Series A Liquidation Preference”	has the meaning set forth in Article 5.2(a)(i).

“Series A Preferred Shares”	means the Series A convertible preferred shares in the Company with a par value of US$0.001 each, as may be subdivided or combined from time to time.

“Share”	means a share in the Company (including an Ordinary Share and a Preferred Share) and includes a fraction of a share in the Company.

“Shareholders”	means the Investors and Incentive Plan Shareholders and any other holder of any Shares who executes an Adherence Agreement as a “Shareholder” pursuant to the terms of the Shareholder’s Agreement.

“Shareholders’ Agreement”

means the Shareholders’ Agreement dated as of December [•], 2012 among the Company, Giosis, Mecox, GHK, GSH, GVIE and the Incentive Plan Shareholders, as may be amended, restated or otherwise modified from time to time.

“Significant Investor”

means each Investor (together with its Affiliates) who holds Ordinary Shares, including Ordinary Shares issued or issuable upon conversion of the Preferred Shares, representing at least twenty percent (20%) of the then issued and outstanding Ordinary Shares of the Company (assuming conversion of the Preferred Shares into Ordinary Shares but excluding any options or warrants not yet exercised).

“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution.

“Statute”	means the Companies Law (2012 Revision) of the Cayman Islands.

“Subscriber”	means the subscriber to the Memorandum.

“Subscription and Contribution Agreement”	means the Subscription and Contribution Agreement dated as of November 20, 2012 among the Company, Giosis and Mecox, as may be amended, restated or otherwise modified from time to time.

“Subscription Price”	means, in relation to each Series A Preferred Share, the price paid by the holder of such share to the Company in consideration for the issue of such share.

“Subsidiary” or “subsidiary”

means, with respect to any subject entity (the “subject entity”), (i) any company, partnership or other entity (x) more than 50% of whose shares or other interests entitled to vote in the election of directors or (y) more than a 50% interest whose in the profits or capital of such entity are owned or controlled directly or indirectly by the subject entity or through one or more Subsidiaries of the subject entity, (ii) any entity whose assets, or portions thereof, are consolidated with the net earnings of the subject entity and are recorded on the books of the subject entity for financial reporting purposes in accordance with US GAAP, or (iii) any entity which the subject entity has the power to otherwise direct the business and policies of that entity directly or indirectly through another subsidiary. Notwithstanding the above, for the purpose of this Agreement, as applied to the Company, the term “Subsidiary” or “subsidiary” includes, without limitation, GHK, GSH and GVIE and any of their respective Subsidiaries, if any.

“Territory”

means the PRC; provided, however that the Company may expand the Territory beyond the PRC so long as the Company first obtains all of the shareholder and board approvals required to do so pursuant to Article 24.3.

“Transfer” or “Transferred”

(and any derivatives thereof) means (i) a voluntary or involuntary sale, encumbrance, assignment, mortgage, grant, pledge, hypothecation, exchange, transfer, gift, conveyance, devise or descent, or other transfer or disposition of any kind, and (ii) entry by a member into any agreement, contract or binding commitment to do any of the foregoing.

“Transfer Documents”	has the meaning set forth in Article 10.5(c).

“Transfer Notice”	has the meaning set forth in Article 10.1(a).

“Transfer Shares”	has the meaning set forth in Article 10.1(a).

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

“US GAAP”	means United States generally accepted accounting principles as in effect from time to time, consistently applied.

1.2                               In the Articles:

(a)                                 words importing the singular number include the plural number and vice versa;

(b)                                 words importing the masculine gender include the feminine gender;

(c)                                  words importing persons include corporations as well as any other legal or natural person;

(d)                                 “written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)                                  “shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)                                   references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)                                  any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)                                 the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)                                     headings are inserted for reference only and shall be ignored in construing the Articles;

(j)                                    sections 8 and 19(3) of the Electronic Transactions Law shall not apply;

(k)                                 the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(l)                                     the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2                                         Commencement of Business

2.1                               The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2                               The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3                                         Issue of Shares

3.1                               Subject to Article 4 and the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights.

3.2                               The Company shall not issue Shares to bearer.

4                                         Pre-emptive Rights for New Securities

4.1                               General.  Each of the Investors (each Investor being hereinafter referred to as a “Pre-Emptive Rights Holder”) shall have the right of first refusal to purchase such Pre-Emptive Rights Holder’s Pro Rata Share (as defined below) of all New Securities (as defined in Article 4.3) that the Company may from time to time issue after the date of adoption of these Articles (the “Pre-Emptive Rights For New Securities”).  The issuance of New Securities shall be determined by the Board subject to any additional applicable approvals required under applicable law, the Memorandum, these Articles or Article 24.  For the sake of clarity, except for the obligations of Giosis and Mecox set forth in the Subscription and Contribution Agreement, no Investor shall have any obligation to make any additional capital contribution to the Company or its Subsidiaries after the date hereof except as expressly set forth in a separate signed agreement with such Investor entered into after the date hereof.

4.2                               Pro Rata Share.  A Pre-Emptive Rights Holder’s “Pro Rata Share” for purposes of the Pre-Emptive Rights For New Securities is the ratio of (a) the number of Ordinary Share Equivalents then held by such Pre-Emptive Rights Holder, to (b) the total number of Ordinary Share Equivalents then outstanding held by all Pre-Emptive Rights Holders immediately prior to the issuance of New Securities giving rise to the Pre-Emptive Rights For New Securities.

4.3                               New Securities.  “New Securities” shall mean any Shares issued after the Effective Date, provided, however, that the term “New Securities” shall not include:

(a)                                 in the aggregate up to 4,166,667 Ordinary Shares (and/or options or warrants therefor) (proportionally adjusted to reflect any share dividends, share splits or similar transactions) reserved for issuance to participants of the Equity Incentive Plan (as defined below) (such number includes issuances of options and/or Ordinary Shares prior to the date hereof pursuant to the Equity Incentive Plan);

(b)                                 any Conversion Shares issued upon conversion of the Preferred Shares;

(c)                                  any securities issued in connection with any share split, share dividend or other similar event;

(d)                                 any securities issued upon the exercise, conversion or exchange of any outstanding securities if such outstanding security constituted a New Security provided that the initial issuance of such New Security shall have complied with the terms of this Article 4;

(e)                                  any securities issued as consideration in any acquisition by the Company or any of its Subsidiaries of any securities or assets of any other person, as approved by the Board and in accordance with any consent rights set forth in Article 24; and

(f)                                   any securities offered in a Qualified IPO.

4.4                               Procedures.

(a)                                 Pre-Emptive Rights Notice.  In the event that the Company proposes to undertake an issuance of New Securities (in a single transaction or a series of related transactions), it shall give to each Pre-Emptive Rights Holder written notice of its intention to issue New Securities (the “Pre-Emptive Rights Notice”), describing the amount and the type of New Securities and the price and the terms upon which the Company proposes to issue such New Securities.  Each Pre-Emptive Rights Holder shall have thirty (30) days from the date of receipt of any such Pre-Emptive Rights Notice to agree in writing to purchase up to all of such Pre-Emptive Rights Holder’s Pro Rata Share of such New Securities for the price and upon the terms and conditions specified in the Pre-Emptive Rights Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Pre-Emptive Rights Holder’s Pro Rata Share).  If any Pre-Emptive Rights Holder fails to so agree in writing within such forty five (45) day period to purchase such Pre-Emptive Rights Holder’s full Pro Rata Share of an offering of New Securities, then such Pre-Emptive Rights Holder shall forfeit the right hereunder to purchase that part of its Pro Rata Share of such New Securities that it did not so agree to purchase.

(b)                                 Second Pre-Emptive Rights Notice; Oversubscription.  If any Pre-Emptive Rights Holder fails to exercise its Pre-Emptive Rights For New Securities in accordance with Article 4.4(a), the Company shall promptly give notice (the “Second Pre-Emptive Rights Notice”) to other Pre-Emptive Rights Holders who exercised their Pre-Emptive Rights For New Securities (the “Exercising Holders”) in accordance with Article 4.4(a).  Each Exercising Holder shall have ten (10) business days from the date of receipt of the Second Pre-Emptive Rights Notice (the “Second Pre-Emptive Rights Period”) to notify the Company of its desire to purchase more than its Pro Rata Share of the New Securities, stating the number of the additional New Securities it proposes to buy.  Such notice may be made by telephone if confirmed in writing within two (2) business days.  If as a result thereof, such oversubscription exceeds the total number of the remaining New Securities available for purchase, the oversubscribing Exercising Holders will be cut back by the Company with respect to their oversubscriptions to that number of remaining New Securities equal to the product obtained by multiplying (i) the number of the remaining New Securities available for subscription by (ii) a fraction the numerator of which is the number of Ordinary Share Equivalents held by each oversubscribing Exercising Holder and the denominator of which is the total number of Ordinary Share Equivalents held by all the oversubscribing Exercising Holders.  Each oversubscribing Exercising Holder shall be obligated to buy such number of additional New Securities as determined by the Company pursuant to this Article 4.4(b) and the Company shall so notify the Exercising Holders within fifteen (15) business days of the date of the Second Pre-Emptive Rights Notice.

4.5                               Failure to Exercise.  Upon the expiration of the Second Pre-Emptive Rights Period, or in the event no Pre-Emptive Rights Holder exercises the Pre-Emptive Rights For New Securities, after thirty (30) days following the delivery of the Pre-Emptive Rights Notice, the Company shall have ninety (90) days thereafter to sell the New Securities described in the Pre-Emptive Rights Notice (with respect to which the Pre-Emptive Rights Holders’ Pre-Emptive Rights For New Securities hereunder were not exercised) at the same or higher price and upon non-price terms not more favorable to the purchasers thereof than specified in the Pre-Emptive Rights Notice.  In the event that the Company has not issued and sold such New Securities within such 90 day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Pre-Emptive Rights Holders pursuant to this Article 4.

4.6                               Adherence Agreement.  Any purchaser of New Securities issued and sold pursuant to this Article 4, if not already a party to the Shareholders’ Agreement, shall, on or before the issuance and sale of the New Securities to it or him, agree to abide by the Shareholders’ Agreement by executing an Adherence Agreement.

4.7                               Termination.  This Article 4 shall terminate upon completion of a Qualified IPO or a Complete Change of Control Transaction.

5                                         Preferred Shares

5.1                               The Directors may issue Preferred Shares from time to time in one or more series.  [•] Preferred Shares shall be designated “Series A Preferred Shares”, which shall have the rights, preferences, privileges and restrictions set out in this Article 5.  In the event of any inconsistency between the provisions of this Article 5 and the remaining provisions of these Articles, the provisions of this Article 5 shall prevail

5.2                               Liquidation Preference.

(a)                                 If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. The liquidator shall distribute the assets available for distribution among the Members as follows:

(i)                                     In the event of any liquidation or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of the Series A Preferred Shares then issued and outstanding shall be entitled to be paid first, out of the assets of the Company available for distribution among the Members, a liquidation preference (“Series A Liquidation Preference”) in the amount equal to the greater of:

(A)                               (x) one hundred percent (100%) of the Subscription Price of such Series A Preferred Shares (as adjusted for share splits, share dividends, recapitalizations and the like), plus (y) all declared but unpaid dividends; and

(B)                               such amount per share as would have been payable had all Series A Preferred Shares been converted to Ordinary Shares pursuant to Article 5.5 immediately prior to such Liquidation Event.

(ii)                                  In the event that the assets available for distribution among the Members are insufficient to pay the Series A Liquidation Preference in full, the holders of Series A Preferred Shares then issued and outstanding shall be entitled to be paid first out of the assets of the Company available for distribution among the Members as follows:  an amount equal to that holder’s total Series A Liquidation Preference entitlement under Article 5.2(i), divided by the aggregate of all such holders’ entitlements under Article 5.2(i), multiplied by the aggregate amount available for distribution under this Article 5.2(ii);

(iii)                               Following the payment in full of all amounts due to the holders of Series A Preferred Shares in accordance with Article 5.2(i), the balance shall be distributed pro rata amongst the holders of Ordinary Shares.

(b)                                 For the purposes of this Article 5.2, any transaction or series of related transactions that would result in: (i) a liquidation, winding-up or dissolution of the Company or (ii) a Sale Event (each, a “Liquidation Event”), shall be treated as a liquidation, dissolution or winding up of the Company so that the holders of Series A Preferred Shares shall receive the Series A Liquidation Preference whether by dividend or redemption of shares (as determined by the Directors in their absolute discretion) as set out in Article 5.2.

(c)                                  In the event the requirements of this Article 5.2 cannot be complied with, the Company shall forthwith either:

(i)                                     cause the closing of such Liquidation Event to be postponed until such time as the requirements of these Articles have been complied with; or

(ii)                                  cancel such transaction, in which event the rights, preferences and privileges of the holders of the Series A Preferred Shares shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Article 5.2(d).

(d)                                 The Company shall give each holder of record of Series A Preferred Shares written notice of such impending Liquidation Event not later than twenty (20) days prior to the meeting of Members called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction.  The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Article 5.2, and the Company shall thereafter give such holders prompt notice of any material changes.  The transaction shall in no event take place sooner than twenty (20) days after the Company has given the first notice provided for herein or sooner than ten (10) days after the Company has given notice of any material changes provided for herein; provided, however, that such periods may be shortened or waived upon the written consent of the holders of Series A Preferred Shares that represent at least two-thirds (2/3) of the voting power of all then outstanding Series A Preferred Shares (voting together as a separate class, on an as if converted basis) and the written consent of each Significant Investor.

5.3                               Dividends.

No dividends or other distributions shall be made or declared, whether in cash, in property, or in any other shares of the Company, with respect to any class or series of shares of the Company,

unless and until dividend in like amount was first paid in full on the Series A Preferred Shares on an as-if-converted basis.

5.4                               Voting.

Except as otherwise required by law or as set forth herein, the holder of each Ordinary Share issued and outstanding shall have one vote for each Ordinary Share held by such holder, and the holder of each Series A Preferred Share shall be entitled to the number of votes equal to the number of Ordinary Shares into which such Series A Preferred Share could be converted at the record date for determination of the Members entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of Members is solicited, such votes to be counted together with all other shares of the Company having general voting power and not counted separately as a class.  Fractional votes by the holders of Series A Preferred Shares shall not, however, be permitted, and any fractional voting rights shall (after aggregating all shares into which Series A Preferred Shares held by each holder could be converted) be rounded down to the nearest whole number.  Holders of Ordinary Shares and Series A Preferred Shares shall be entitled to notice of any Members’ meeting in accordance with these Articles, and except as otherwise set forth in these Articles, shall vote together and not as separate classes.

5.5                               Conversion.

(a)                                 The holders of the Series A Preferred Shares have the following conversion rights:

(i)                                     Right to Convert Series A Preferred Shares.  Unless converted earlier pursuant to Article 5.5(a)(ii), each holder of Series A Preferred Shares shall have the right, at such holder’s sole discretion, to convert all or any portion of such Series A Preferred Shares into such number of fully paid and nonassessable Ordinary Shares at any time as is determined by dividing (A) the applicable Subscription Price plus all declared and unpaid dividends by (B) the applicable Conversion Price (as defined below) in effect at the time of conversion.  The “Conversion Price” shall initially be equal to the Subscription Price.  Such initial Conversion Price, and the rate at which Series A Preferred Shares may be converted into Ordinary Shares, shall be subject to adjustment as provided below.  Nothing in this Article 5.5(a)(i) shall limit the automatic conversion rights of Series A Preferred Shares described in Article 5.5(a)(ii).

(ii)                                  Automatic Conversion.  Each Series A Preferred Share shall automatically be converted into Ordinary Shares at the then effective Conversion Price upon the closing of a Qualified IPO.  In the event of the automatic conversion of the Series A Preferred Shares upon a Qualified IPO as described above, the person(s) entitled to receive the Ordinary Shares issuable upon such conversion of Series A Preferred Shares shall not be deemed to have converted such Series A Preferred Shares until immediately prior to the closing of such sale of securities.  In addition to the foregoing, each Series A Preferred Share shall automatically be converted into Ordinary Shares at the then effective Conversion Price upon the receipt by the Company of a notice in writing signed by the holders of at least eighty percent (80%) in aggregate of the issued and outstanding Series A Preferred Shares electing to convert all of the issued and outstanding Series A Preferred Shares (the “Compulsory Conversion Notice”).

(b)                                 Mechanics of Conversion.

(i)                                     Each holder of Series A Preferred Shares may exercise its right to convert its Series A Preferred Shares into Ordinary Shares pursuant to Article 5.5(a)(i) by delivering a written notice (the “Conversion Notice”), specifying the number of Series A Preferred Shares to be converted, to the Company at its office or at the office of any transfer agent, together with the original certificate or certificates for such Series A Preferred Shares. The surrender of certificates for Series A Preferred Shares shall not be required for the purposes of any automatic conversion pursuant to Article 5.5(a)(ii), and any failure or refusal by any holder of Series A Preferred Shares to surrender any such certificates shall not prevent, delay or otherwise affect such automatic conversion in accordance with Article 5.5(a)(ii).

(ii)                                  Any conversion shall become effective and be deemed to have been made:

(A)                               in the case of a conversion pursuant to Article 5.5(a)(i), on the close of business on the date on which the relevant holder of the Series A Preferred Shares to be converted delivers to the Company both the Conversion Notice and the original certificate or certificates therefor in accordance with Article 5.5(b)(i); and

(B)                               in the case of an automatic conversion pursuant to Article 5.5(a)(ii), immediately prior to the closing of the Qualified IPO, or immediately upon receipt by the Company of the Compulsory Conversion Notice, as the case may be, which triggers the conversion, and the Company shall make entries in its Register of Members to record and give effect to such conversion with effect from such time, and the person or persons entitled to receive the Ordinary Shares as a result of such conversion shall be treated for all purposes as the record holder or holders of such Ordinary Shares on such date.

(iii)                               The Directors of the Company may effect such conversion in any manner available under applicable law including redeeming or repurchasing the relevant Series A Preferred Shares and issuing the relevant number of new Ordinary Shares resulting from the conversion, in which case (A) the new Ordinary Shares shall be issued at par and credited as fully paid, (B) the aggregate redemption or repurchase price for the Series A Preferred Shares being redeemed or repurchased shall be equal to the aggregate subscription price for the new Ordinary Shares so issued, and (C) the redemption or repurchase price of the Series A Preferred Shares shall be paid out of the proceeds of the issue of the new Ordinary Shares, and (D) the redemption or repurchase price of the Series A Preferred Shares shall be set off against the subscription price of the new Ordinary Shares, to the intent and effect that no further amount shall be paid or payable by either the Company or the relevant holder to each other in respect of such conversion. Without prejudice to the foregoing, the Directors may make payments out of the Company’s capital for the purposes of any redemption or repurchase, provided that immediately following the date on which the payment out of capital is proposed to be made, the Company shall be able to pay its debts as they fall due in the ordinary course of business.  Any Series A Preferred

Shares redeemed or repurchased for the purposes of conversion into Ordinary Shares shall be cancelled and shall not be reissued.

(iv)                              No fraction of an Ordinary Share shall be issued upon conversion of the Series A Preferred Shares.  In lieu of any fraction of an Ordinary Share to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the then effective Conversion Price.

(v)                                 The Company shall, as soon as practicable after any conversion of Series A Preferred Shares, issue and deliver to the holder of such Series A Preferred Shares a certificate or certificates for the number of Ordinary Shares resulting from such conversion and a cheque payable to the holder for any cash amounts payable in lieu of any fraction of an Ordinary Share which he would otherwise be entitled to upon such conversion.

(c)                                  Shares Issuable Upon Conversion.  The Company shall at all times keep available out of its authorized but unissued Ordinary Shares, free of liens of any kind, solely for the purpose of effecting the conversion of the Series A Preferred Shares such number of its Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Shares, and if at any time the number of authorized but unissued Ordinary Shares shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Shares, the Company and the Members will take such corporate action as may be necessary to increase its authorized but unissued Ordinary Shares to such number of shares as shall be sufficient for such purposes.

5.6                              Adjustments to Conversion Price.

(a)                                 Special Definitions.  For purposes of this Article 5.6, the following definitions shall apply:

“Options”	means rights, options or warrants to subscribe for, purchase or otherwise acquire either Ordinary Shares or Convertible Securities.

“Convertible Securities”	means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Ordinary Shares.

“Additional Ordinary Shares”

means all Ordinary Shares (including reissued shares) issued (or, pursuant to Article 5.6(c), deemed to be issued) by the Company after the Closing, other than:

(i)                       Ordinary Shares issued upon conversion of the Preferred Shares authorized herein;

(ii)                    Ordinary Shares not exceeding 4,166,667 Ordinary Shares (proportionally adjusted for share splits, share dividends, share recombinations, and similar events) issued pursuant to the Equity Incentive Plan;

(iii)                 as a dividend or distribution on the Preferred Shares or any event for which adjustment is made pursuant to

Article 5.6(f) or Article 5.6(g);

(iv)                upon exercise or conversion of outstanding Options issued and outstanding as of the Closing; and

(v)                   any securities issued as consideration in any acquisition by the Company or any of its Subsidiaries of any securities or assets of any other person, as approved by the Board and in accordance with any consent rights set forth in Article 24.

(b)                                 Adjustment of Conversion Price.  In accordance with the provisions set forth in Article 5.6(c) below, the Conversion Price of the Series A Preferred Shares shall be adjusted in respect of the issuance of Additional Ordinary Shares if the consideration per share for an Additional Ordinary Share issued or deemed to be issued by the Company is less than the Conversion Price in effect on the date of, and immediately prior to such issue, for the Series A Preferred Shares.

(c)                                  Deemed Issue of Additional Ordinary Shares.  In the event the Company at any time or from time to time after the Closing shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number that would result in an adjustment pursuant to clause (ii) below) of Ordinary Shares issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Ordinary Shares issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that Additional Ordinary Shares shall not be deemed to have been issued unless the consideration per share (determined pursuant to Article 5.6(e)) of such Additional Ordinary Shares would be less than the Conversion Price in effect on the date of and immediately prior to such issue, or such record date, as the case may be, and provided further that in any such case in which Additional Ordinary Shares are deemed to be issued:

(i)                                     no further adjustment in the Conversion Price shall be made upon the subsequent issue of Convertible Securities or Ordinary Shares upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(ii)                                  if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase or decrease in the consideration payable to the Company, or increase or decrease in the number of Ordinary Shares issuable, upon the exercise, conversion or exchange thereof, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

(iii)                               upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

(A)                               in the case of Convertible Securities or Options for Ordinary Shares, the only Additional Ordinary Shares issued were Ordinary Shares, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Company for the issue of all such Options, whether or not exercised, plus the consideration actually received by the Company upon such exercise, or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Company upon such conversion or exchange, and

(B)                               in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Company for the Additional Ordinary Shares deemed to have been then issued was the consideration actually received by the Company for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by the Company upon the issue of the Convertible Securities with respect to which such Options were actually exercised;

(iv)                              no readjustment pursuant to clause (ii) or (iii) above shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (a) the Conversion Price on the original adjustment date, or (b) the Conversion Price that would have resulted from any issuance of Additional Ordinary Shares between the original adjustment date and such readjustment date; and

(v)                                 in the case of any Options which expire by their terms not more than thirty (30) days after the date of issue thereof, no adjustment of the Conversion Price shall be made until the expiration or exercise of all such Options, whereupon such adjustment shall be made in the manner provided in clause (iii) above.

(d)                                 Adjustment of Conversion Price Upon Issuance of Additional Ordinary Shares.  In the event that the Company shall issue Additional Ordinary Shares (including Additional Ordinary Shares deemed to be issued pursuant to Article 5.6(c)) for a consideration per share less than the applicable Conversion Price in respect of a Series A Preferred Share in effect on the date of and immediately prior to such issue, then and in such event, the applicable Conversion Price then in effect with respect to such Series A Preferred Share shall be adjusted in accordance with the following formula:

CP2                   =                                            CP1 * (A+B) / (A+C)

where:

CP2                  =                                              the adjusted Conversion Price

CP1                    =                                              the Conversion Price in effect immediately prior to the issuance of Additional Ordinary Shares

A                                  =                                              Number of Ordinary Shares deemed to be outstanding immediately prior to the issuance of Additional Ordinary Shares (including all outstanding Ordinary Shares, all outstanding Preferred Shares on an as-converted basis, and all outstanding options on an as-exercised basis;

B                                  =                                              Aggregate consideration received by the Company with respect to the issuance of Additional Ordinary Shares divided by CP1

C                                  =                                              the number of Additional Ordinary Shares issued in the subject transaction

(e)                                  Determination of Consideration.  For purposes of this Article 5.6, the consideration received by the Company for the issue of any Additional Ordinary Shares shall be computed as follows:

(i)                                     Cash and Property.  Except as provided in clause (ii) below, such consideration shall:

(A)                               insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company excluding amounts paid or payable for accrued interest or accrued dividends;

(B)                               insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the Directors; provided, however, that no value shall be attributed to any services performed by any employee, officer or director of the Company; and

(C)                               in the event Additional Ordinary Shares are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received with respect to such Additional Ordinary Shares, computed as provided in clauses (A) and (B) above, as determined in good faith by the Directors.

(ii)                                  Options and Convertible Securities.  The consideration per share received by the Company for Additional Ordinary Shares deemed to have been issued pursuant to Article 5.6(c), relating to Options and Convertible Securities, shall be determined by dividing

(A)                               the total amount, if any, received or receivable by the Company (net of any selling concessions, discounts or commissions) as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for

Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(B)                               the maximum number of Ordinary Shares (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(f)                                   Adjustments for Shares Dividends, Subdivisions, Combinations or Consolidations of Ordinary Shares.  In the event the outstanding Ordinary Shares shall be subdivided (by share dividend, share split, or otherwise), into a greater number of Ordinary Shares, the Conversion Prices then in effect shall, concurrently with the effectiveness of such subdivision, be proportionately decreased.  In the event the outstanding Ordinary Shares shall be combined or consolidated, by reclassification or otherwise, into a lesser number of Ordinary Shares, the Conversion Prices then in effect shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased.

(g)                                  Adjustments for Other Distributions.  In the event the Company at any time or from time to time makes, or files a record date for the determination of holders of Ordinary Shares entitled to receive any distribution payable in securities or assets of the Company other than Ordinary Shares then and in each such event provision shall be made so that the holders of Series A Preferred Shares shall receive upon conversion thereof, in addition to the number of Ordinary Shares receivable thereupon, the amount of securities or assets of the Company which they would have received had their Series A Preferred Shares been converted into Ordinary Shares on the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities or assets receivable by them as aforesaid during such period, subject to all other adjustment called for during such period under this Article 5.6 with respect to the rights of the holders of the Series A Preferred Shares.

(h)                                 Adjustments for Reclassification, Exchange and Substitution.  If the Ordinary Shares issuable upon conversion of the Series A Preferred Shares shall be changed into the same or a different number of shares of any other class or classes of shares, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then and in each such event the holder of each Series A Preferred Share shall have the right thereafter to convert such share into the kind and amount of shares and other securities and property receivable upon such reorganization or reclassification or other change by holders of the number of Ordinary Shares that would have been subject to receipt by the holders upon conversion of the Series A Preferred Shares immediately before that change, all subject to further adjustment as provided herein.

(i)                                     Adjustments for Reorganization, Merger or Sale.  If at any time or from time to time there shall be a capital reorganization of the Ordinary Shares (other than a subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Article 5.6) or a merger or consolidation of this Company with or into another corporation, or the sale of all or substantially all of this Company’s properties and assets to any other person, then as a part of such reorganization, merger, consolidation, or sale, provision shall be made so that the holders of the Series A Preferred Shares shall thereafter be entitled to receive upon conversion of the Series A Preferred Shares held by them, the number of shares or other securities or property of the Company, or of the successor company resulting from such merger or consolidation or sale, to which a holder of Ordinary Shares deliverable upon conversion would have been entitled to upon such capital reorganization, merger, consolidation or sale.  In any such case, appropriate adjustment shall be made in the application of the provision of this Article 5.6 (including adjustment of the Conversion Price for the Series A Preferred Shares then in issue and the number of shares purchasable upon conversion of the Series A Preferred Shares) so that this Article 5.6 shall be applicable after that even as nearly equivalent as may be practicable.

(j)                                    Certificate as to Adjustments.  Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Article 5.6, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Shares a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.  The Company shall, upon the written request at any time of any holder of Series A Preferred Shares, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect, and (iii) the number of Ordinary Shares and the amount, if any, of other property which at the time would be received upon the conversion of Series A Preferred Shares.

(k)                                 Miscellaneous.

(i)                                     All calculations under this Article 5.6 shall be made to the nearest cent or to the nearest one hundredth (1/100) of a share, as the case may be.

(ii)                                  Any Material Shareholder shall have the right to challenge any determination by the Directors of fair value pursuant to this Article 5.6, in which case such determination of fair value shall be made by an independent appraiser selected jointly by the Directors and the challenging parties, the cost of such appraisal to be borne by the challenging parties.

(iii)                               No adjustment in the Conversion Price need be made if such adjustment would result in a change in such Conversion Price of less than US$0.01.  Any adjustment of less than US$0.01 which is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of US$0.01 or more in such Conversion Price.

5.7                               Notices of Record Date

In the event that the Company shall propose at any time:

(a)                                 to declare any dividend or distribution upon its Ordinary Shares;

(b)                                 to offer for subscription pro rata to the holders of any class or series of its shares any additional shares of shares of any class or series or other rights;

(c)                                  to effect any reclassification or recapitalization of its Ordinary Shares outstanding involving a change in the Ordinary Shares; or

(d)                                 to merge or consolidate with or into any other corporation, or sell, lease or convey all or substantially all its property or business, or to liquidate, dissolve or wind up, then, in connection with each such event, the Company shall send to the holders of the Series A Preferred Shares:

(i)                                     at least twenty (20) days’ prior written notice of the date on which a record shall be taken for such dividend, distribution or subscription rights (and specifying the date on which the holders of Ordinary Shares shall be entitled thereto) or for determining rights to vote in respect of the matters referred to in (c) and (d) above; and

(ii)                                  in the case of the matters referred to in (c) and (d) above, at least twenty (20) days’ prior written notice of the date when the same shall take place (and specifying the date on which the holders of Ordinary Shares shall be entitled to exchange their Ordinary Shares for securities or other property deliverable upon the occurrence of such event).

Each such written notice shall be delivered personally or given by first class mail, postage prepaid, addressed to the holders of the Series A Preferred Shares at the address for each such holder as shown in the Register of Members of the Company.

6                                         Register of Members

6.1                               The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

6.2                               The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute.  The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

7                                         Closing Register of Members or Fixing Record Date

7.1                               For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

7.2                               In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

7.3                               If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members.  When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

8                                         Certificates for Shares

8.1                               A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine.  Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process.  All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate.  All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

8.2                               The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

8.3                               If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

8.4                               Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

9                                         Transfer of Shares

9.1                              Shares may be transferred in accordance with and subject to Articles 10, 11 and 12.

9.2                               The instrument of transfer of any Share shall be in writing and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee). The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

10                                  Rights of First Refusal and Co-Sale Rights

10.1                        Rights of First Refusal in respect of Transfer by Shareholders (other than Investors) holding Ordinary Shares.

(a)                                 Notice of Sale.  If any Shareholder (a “Selling Shareholder”) proposes to Transfer any Shares held by such Selling Shareholder (collectively, the “Transfer Shares”), then the Selling Shareholder may not Transfer any such Transfer Shares unless it complies with this Article 10 and Article 11.  The Selling Shareholder shall promptly give written notice (the “Transfer Notice”) to the Company and to each of the Investors describing in reasonable detail the proposed Transfer including, without limitation, the number of Transfer Shares, the nature of such Transfer, the price per share to be paid, and the name and the address of each prospective purchaser or transferee.  The Transfer Notice shall certify that the Selling Shareholder has received a firm offer from each prospective purchaser or transferee and in good faith believes a binding agreement for such transfer is obtainable on the terms set forth in the Transfer Notice. The Transfer Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed transfer, if applicable.

(b)                                 Notice of Purchase.  Each of the Investors shall have thirty (30) days from the date of receipt of the Transfer Notice to agree to purchase all or any part of the Investor’s Pro Rata ROFR Share of the Transfer Shares for the price and upon the terms and conditions specified in the Transfer Notice (or the actual terms of the proposed Transfer, if more favorable to the proposed transferee), by giving written notice to the Selling Shareholder stating therein the number of Transfer Shares to be purchased.  A failure by the Investor to respond within such thirty (30) day period shall be deemed to constitute a decision by such Investor not to exercise its right to purchase all or any of the Transfer Shares as provided herein.

(c)                                  Pro Rata ROFR Share.  An Investor’s “Pro Rata ROFR Share” of a specified quantity of Shares proposed to be Transferred means the specified quantity of Transfer Shares multiplied by a fraction equal to (i) the number of Ordinary Share Equivalents then held by such Investor, divided by (ii) the total number of Ordinary Share Equivalents then held by all Investors (excluding, for the sake of clarity, an Investor who is a Selling Shareholder).

(d)                                 Non-Exercise.  Subject to the provisions of Article 10.2, in the event the Investor(s) fail to agree to purchase all of Transfer Shares within the respective periods given above, the Selling Shareholder shall have ninety (90) days from the date of delivery of the Transfer Notice to the Company and each of the Investors to Transfer the Transfer Shares not so purchased at the price and upon terms and conditions no more favorable to the transferee than specified in the original Transfer Notice.  In the event that the Selling Shareholder has not Transferred the Transfer Shares within this ninety (90) day period, the Selling Shareholder shall not thereafter Transfer any Shares without first offering such shares to the Investors in the manner provided in Article 10.1(a).

10.2                        Investors’ Co-Sale Rights.

(a)                                 Co-Sale Right.  Notwithstanding Article 10.1(d), each Investor shall have the right, exercisable upon written notice to the Selling Shareholder, with a copy to the Company, within thirty (30) days after receipt of the Transfer Notice (defined in Article 10.1), to participate in the Transfer of any Transfer Shares that the Investors have not agreed to purchase pursuant to Article 10.1, on the same terms and conditions indicated in the Transfer Notice (or the actual terms of the proposed Transfer, if more favorable to the Investor).  A failure by the Investor to respond within such thirty (30) day period shall be deemed to constitute a decision by such Investor not to exercise its right of co-sale as provided herein.  To the extent one or more of the Investors exercise such co-sale right in accordance with the terms and conditions set forth below, the number of Transfer Shares that the Selling Shareholder may Transfer in the transaction shall be correspondingly reduced.  The foregoing co-sale right of each Investor shall be subject to the following terms and conditions:

(i)                                     Each Investor may sell all or any part of its Pro Rata Co-Sale Share of Transfer Shares;

(ii)                                  If any Investor should sell all or any part of its Pro Rata Co-Sale Share of Transfer Shares to any third party, then the Selling Shareholder may Transfer its Shares only if such third party purchases the Investor’s Shares on no less favorable terms and conditions applicable to the Selling Shareholder; and

(iii)                               Each Investor shall effect its participation in the sale by promptly delivering to the Selling Shareholder, with a copy to the Company, for Transfer to the prospective purchaser share certificates in respect of all Shares to be sold and a transfer form signed by the Investor, which indicates the type and number of Shares which such Investor elects to sell (which shall be required to be the same type as the Transfer Shares provided that if the Transfer Shares are Ordinary Shares, an Investor may elect to Transfer Preferred Shares to the extent that such Investor does not have Ordinary Shares to Transfer);

provided, however, that if the prospective purchaser objects to the delivery of Ordinary Share Equivalents in lieu of Ordinary Shares, such Investor shall convert such Ordinary Share Equivalents into Ordinary Shares and deliver Ordinary Shares as provided in Article 10.2(a)(iii).  The Company shall make any such conversion concurrent with the actual Transfer of such shares to the purchaser.

(b)                                 Pro Rata Co-Sale Share.  An Investor’s “Pro Rata Co-Sale Share” of a specified quantity of Transfer Shares proposed to be Transferred means the specified quantity of Transfer Shares multiplied by a fraction equal to (i) the total number of Ordinary Share Equivalents then held by such Investor, divided by (ii) the total number of Ordinary Share Equivalents held by the Selling Shareholder (to the extent such Selling Shareholder is not an Investor), (iii) plus the total number of Ordinary Share Equivalents then held by all Investors.

(c)                                  Procedure at Closing.  The Shares which each Investor elects to sell pursuant to its right of co-sale hereunder (as evidenced by the certificate or certificates that such Investor delivers to the Selling Shareholder pursuant to Article 10.2(a)(iii)) shall be Transferred to the prospective purchaser in consummation of the sale of the Transfer Shares pursuant to the terms and conditions specified in the Transfer Notice (or the actual terms of the proposed Transfer, if more favorable to the Investor), and the Selling Shareholder shall concurrently therewith remit to such Investor that portion of the sale proceeds to which such Investor is entitled by reason of its participation in such sale.  To the extent that any prospective purchaser or purchasers prohibit such assignment or otherwise refuse to purchase shares or other securities from an Investor exercising its rights of co-sale hereunder, the Selling Shareholder shall not Transfer to such prospective purchaser or purchasers any Transfer Shares unless and until, simultaneously with such Transfer, the Selling Shareholder shall purchase such shares or other securities from such Investor.  In selling their Shares pursuant to their co-sale right hereunder, the Investors shall not be required to give any representations or warranties with respect to their Shares to be sold except to confirm their good title over the Shares and the other representations and warranties set forth in Article 10.5.

(d)                                 Non-Exercise.  To the extent the Investors do not elect to participate in the sale of Transfer Shares subject to the Transfer Notice, the Selling Shareholder may, within ninety (90) days following delivery to the Company and each of the Investors of the Transfer Notice, conclude a Transfer of the Transfer Shares covered by the Transfer Notice and not elected to be purchased by the Investors, on terms and conditions not more favorable to the transferor than those described in the Transfer Notice.  Any proposed Transfer on terms and conditions more favorable than those described in the Transfer Notice, as well as any subsequent proposed Transfer of any Shares by the Selling Shareholder, shall again be subject to the co-sale rights of the Investors and shall require compliance by the Selling Shareholder with the procedures described in this Article 10.2.

10.3                        Transfers to Competitors.  If a Selling Shareholder proposes to Transfer to any of the Company’s Competitors any Transfer Shares held by such Selling Shareholder, then the Selling Shareholder may not Transfer any such Transfer Shares unless it obtains the prior approval of a majority of the Board and the approval of each Material Shareholder.  If a Selling Shareholder proposes to Transfer to any of the direct competitors of a Material Shareholder any Transfer Shares held by such Selling Shareholder, then the Selling Shareholder may not Transfer any such Transfer Shares unless it obtains the prior approval of a majority of the Board and the approval of such Material Shareholder.  The Selling Shareholder shall promptly give written notice (the “Competitor Transfer Notice”) to the Company and to each of the Material Shareholders the Transfer Notice together with a detailed description of the name, address and business of each prospective purchaser or transferee.  This Article 10.3 shall not apply to Transfers pursuant to a Sale Event provided such Sale Event is approved by the Board and approvals pursuant to Article 24 are obtained.

10.4                        Exemptions from Restrictions on Transfer. Any Transfer of any issued and outstanding Shares shall be exempt from the Transfer restrictions set forth in Article 10.1 and Article 10.2, so long as the Transfer is (A) with respect to an individual Shareholder who is a natural person, (i) to a legal representative of such transferor upon death of such transferor or after such transferor becomes incapacitated; (ii) by will, intestacy laws or the laws of descent or survivorship; (iii) pursuant to a court order upon the termination of marital relationship of such transferor; or (iv) any Transfer by way of gift for such transferor’s immediate family members (which means his or spouse, biological or adopted children and biological or foster parents) or (B) with respect to a Shareholder that is an entity, to any Subsidiary in which the Investor owns 100% of such Subsidiary’s issued and outstanding share capital; provided that, in the case of clauses (A) or (B) above the transferor shall notify the Company and all Investors of any Transfer made pursuant to this Article 10.4 and the transferee in each Transfer under this Article 10.4 agrees to abide by the Shareholders’ Agreement by executing an Adherence Agreement. In the event that a transferee no longer qualifies as a permitted transferee pursuant to clauses (A) and (B) of the foregoing sentence, the transferor and transferee shall be obligated to Transfer the Shares back to the transferor or Transfer such Shares to a different transferee that qualifies as a permitted transferee pursuant to clauses (A) and (B) of the foregoing sentence unless the Board unanimously agrees otherwise.  Notwithstanding anything to the contrary contained in this Agreement, in no event shall any of the provisions of this Article 10 apply to the Transfer by Giosis of the Shares held by Giosis to another entity solely owned by one or more of the shareholders and equity incentive holders of Giosis (and/or their Affiliates) (“New Giosis Entity”) in connection with the exercise of such shareholders’ call or put rights pursuant to the Joint Venture Agreement among Giosis, eBay International AG and Giosis Holdings Incorporated (a “Specified Transfer”).  In connection with any Specified Transfer, the New Giosis Entity shall affirm such Transfer is pursuant to such Joint Venture Agreement and that the New Giosis Entity is solely owned by one or more of the shareholders and equity incentive holders of Giosis and the New Giosis Entity shall execute an Adherence Agreement and become a party to the Shareholders’ Agreement and be deemed to be an “Investor” and “Shareholder” hereunder and shall be deemed for all purposes to be Giosis hereunder.

10.5                       Representations and Warranties Relating to Transfer.  In the event that any Shareholder Transfers Shares pursuant to this Article 10, such Shareholder shall be required to make the following representations and warranties in connection with such Transfer:

(a)                                 such Shareholder has the sole and exclusive ownership of, and good and marketable title to, the Shares being Transferred;

(b)                                 the Shares to be Transferred by such Shareholder are free and clear of all liens and other encumbrances (except as set forth in the Shareholders’ Agreement and the Memorandum and these Articles or as provided for under applicable securities laws);

(c)                                  such Shareholder (if a corporation or other non-natural person) has the requisite corporate or other power and authority to enter into the documents required to be executed and delivered by such Shareholder in connection with such Transfer (“Transfer Documents”) and to perform its obligations thereunder.  Its execution, delivery and performance of the Transfer Documents has been duly and validly authorized and approved by all necessary corporate or other entity action.  It has duly executed and delivered the Transfer Documents, and the Transfer Documents constitute its legal, valid and binding obligations, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting the rights and remedies of creditors and by general principles of equity;

(d)                                 the execution and delivery of the Transfer Documents to which such Shareholder is a party and the consummation of the transactions contemplated thereby do not and shall not conflict with or result in the breach of any term or provision of, or constitute a default under, (i) any contract or instrument to which such Shareholder is a party or by which it is bound, or (ii) any law applicable to such Shareholder, or the organizational documents of such Shareholder;

(e)                                  no consent, approval or authorization of, or registration, declaration or filing with, any Governmental Authority or any other person is required to be obtained or made by it in connection with the execution, delivery or performance of the Transfer Documents; and

(f)                                   there is no action, cause of action, claim, cease and desist letter, demand, suit, arbitration proceeding, citation, summons, subpoena or investigation of any nature, civil, criminal, regulatory or otherwise, in law or in equity, pending or, to the knowledge of such Shareholder, threatened against or affecting such Shareholder, nor are there any settlement agreements or similar written agreements with any Governmental Authority or outstanding orders, judgments, stipulations, decrees, injunctions, determinations or awards issued by any Governmental Authority against or affecting such Shareholder, in each case that adversely affects such Shareholder’s ability to consummate the transactions contemplated by the Transfer Documents or the performance of such Shareholder’s obligations under any Transfer Document.

10.6                        Termination.  This Article 10 shall terminate upon completion of a Qualified IPO or a Complete Change of Control Transaction.

11                                  Come Along Rights

11.1                        Come Along Rights.  If, at any time after the Closing, there shall be an offer from a third party not affiliated with the Company or with any of the Investors for a Sale Event to a third party that is not an Affiliate of any Investor which has been approved (“Come Along Election”) by (i) a majority of the Board and (ii) the Investors holding at least a majority of the then aggregate issued and outstanding Ordinary Shares (assuming conversion of the Preferred Shares into Ordinary Shares but excluding any options or warrants not yet exercised) (collectively, the “Selling Investors”), voting as a single class, on an as-converted basis, provided that such offer is primarily for cash or marketable securities, the Selling Investors shall have the right to cause all the other Shareholders to and all the Shareholders shall:

(a)                                 in the event that the approval of such Sale Event is to be brought to a vote at a meeting of the Shareholders, after receiving proper notice of any meeting of Shareholders to vote on the approval of such Sale Event, be present, in person or by proxy, as a holder of Shares, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

(b)                                 vote (in person, by proxy or by action by written consent, as applicable) all Shares as to which it has beneficial ownership in favor of the approval of such Sale Event and in opposition of any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale Event;

(c)                                  refrain from exercising any dissenters’ rights or rights of appraisal under applicable law at any time with respect to such Sale Event;

(d)                                 Transfer or exchange all of their Shares in connection with such Sale Event on the same terms as appropriate for the type of shares held by such holder; and

(e)                                  execute and deliver all related documentation and take such other action in support of such Sale Event as shall reasonably be requested by the Company or the Selling Investors.

The Come Along Election shall include the right on the part of the Selling Investors to cause all the other Shareholders to approve the Sale Event approved by the Selling Investors and the obligation of all the other Shareholders to approve the Sale Event approved by the Selling Investors (“Approved Sale”); provided, however, that:

(f)                                   the distribution of aggregate consideration received by the Shareholders upon consummation of the Approved Sale shall be in accordance with the liquidating distribution requirements set forth in these Articles;

(g)                                  such Shareholder shall only be required to give customary representations and warranties in connection with the Sale Event (as determined in good faith by the Board);

(h)                                 the liability for indemnification, if any, of such Shareholder in the Approved Sale and for the inaccuracy of any representations and warranties made by the Company or its shareholders in connection with such Approved Sale, is several and not joint with any other person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any shareholder of any of identical representations, warranties and covenants provided by all shareholders), and subject to any provisions of these Articles related to the allocation of the escrow, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Shareholder in connection with such Approved Sale; and

(i)                                     liability shall be limited to such Shareholder’s applicable share (determined based on the respective proceeds payable to each Shareholder in connection with such Approved Sale in accordance with the provisions of these Articles) of a negotiated aggregate indemnification amount that applies equally to all Shareholders but that in no event exceeds the amount of consideration otherwise payable to such Shareholder in connection with such Approved Sale, except with respect to claims related to fraud by such Shareholder, the liability for which need not be limited as to such Shareholder;

Upon the exercise of a Come Along Election the Company shall provide written notice of such election (the “Come Along Notice”) to all the other Shareholders, including the name and address of the third party acquirer, the aggregate purchase price to be paid by such third party purchaser, the proposed date for the closing of the Approved Sale, and the other material terms and conditions of such Approved Sale.  Upon receipt of a Come Along Notice, each Shareholder shall execute and deliver such instruments of conveyance and Transfer and take such other action, including executing any purchase agreements, merger agreements, indemnity agreements, escrow agreements or related documents as the Selling Investors or the acquirer in such Approved Sale may reasonably require in order to carry out the terms and provisions of this Article 11.

11.2                        Notwithstanding the foregoing, if the closing date proceeds in cash or marketable securities in connection with an Approved Sale would result in proceeds per Ordinary Share (assuming conversion of the Preferred Shares into Ordinary Shares but excluding any options or warrants not yet exercised) of less than US$15.00 per share (proportionally adjusted to reflect any share dividends, share splits or similar transactions), then such Sale Event shall require the approval of at least two-thirds (2/3) of the then outstanding Ordinary Shares (assuming conversion of the then outstanding Preferred Shares but excluding any options or warrants not yet exercised).

11.3                        Termination.  This Article 11 shall terminate upon completion of a Qualified IPO or a Sale Event.

12                                  Prohibited Transfer

12.1                        Prohibited Transfer.  In the event a Selling Shareholder should Transfer any Shares in disregard or contravention of the Transfer restrictions under Article 10 or Article 12.2 (a “Prohibited Transfer”), the Company shall not give effect to such Prohibited Transfer and such Prohibited Transfer shall be void ab initio.  Without limiting the generality of the preceding sentence, the Company shall refuse to issue new share certificates to the purported transferee of such Prohibited Transfer, and shall not register such purported transferee on the Company’s register of members or otherwise recognize such transferee as a member of the Company.

12.2                        No Share Transfers by Incentive Plan Shareholders.

(a)                                 Except as exempted under Article 10.4, notwithstanding any provision to the contrary in these Articles, no Incentive Plan Shareholder shall Transfer any of their Shares (whether held directly or indirectly) before the fourth (4th) anniversary of the Closing or before a Qualified IPO, whichever first to occur, without the prior unanimous approval or written consent of the Board.  The Company shall not give effect to any Transfers of its Shares by any Incentive Plan Shareholder made in violation of this Article 12.2 as provided in Article 12.1.

(b)                                 For the avoidance of doubt, after the expiration of the period referred to in Article 12.2(a), all Transfers of Shares by any Incentive Plan Shareholder shall remain subject to the obligations set forth in Article 10 to the extent such provisions remain in effect.

13                                  Redemption, Repurchase and Surrender of Shares

13.1                        Subject to the provisions of the Statute the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the Shares.

13.2                        Subject to the provisions of the Statute, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

13.3                        The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

13.4                        The Directors may accept the surrender for no consideration of any fully paid Share.

14                                  Treasury Shares

14.1                        The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

14.2                        The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

15                                  Variation of Rights of Shares

15.1                        The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

16                                  Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares.  The Company may also on any issue of Shares pay such brokerage as may be lawful.

17                                  Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

18                                  Lien on Shares

18.1                        The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article.  The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon.  The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

18.2                        The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

18.3                        To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser.  The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

18.4                        The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

19                                  Call on Shares

19.1                        Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares.  A call may be revoked or postponed, in whole or in part, as the Directors may determine.  A call may be required to be paid by instalments.  A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

19.2                        A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

19.3                       The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

19.4                        If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

19.5                        An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

19.6                        The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

19.7                        The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

19.8                        No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

20                                  Forfeiture of Shares

20.1                        If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment.  The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

20.2                        If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors.  Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

20.3                        A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit.  Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

20.4                        A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

20.5                        A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share.  The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

20.6                        The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

21                                  Transmission of Shares

21.1                        If a Member dies the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares.  The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

21.2                        Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration and/or enforce the provisions of these Articles related to Transfers as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

21.3                        A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration and/or enforce the provisions of these Articles as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

22                                  Amendments of Memorandum and Articles of Association and Alteration of Capital

22.1                        The Company may by Ordinary Resolution:

(a)                                 increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)                                 consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)                                  convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)                                 by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)                                  cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

22.2                        All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

22.3                        Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)                                 change its name;

(b)                                 alter or add to the Articles;

(c)                                  alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)                                 reduce its share capital or any capital redemption reserve fund.

23                                  Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

24                                  Protective Provisions

24.1                        Acts of the Company Requiring Share Approval of Investors.  Notwithstanding any other provision of the Memorandum or these Articles, any action (whether by amendment of the Memorandum or these Articles or otherwise, and whether in a single transaction or a series of related transactions or whether by merger, consolidation or otherwise) that effects or approves any of the following transactions by or involving the Company or any of its Subsidiaries shall require the affirmative votes or prior written approvals of (x) each Significant Investor and (y) the Investors (including the Significant Investors) holding at least seventy percent (70%) of the then issued and outstanding Ordinary Shares held by all Investors (assuming conversion of the Preferred Shares but excluding any options or warrants not yet exercised), voting as a single class, on an as-converted basis, in addition to a Board resolution duly passed and any voting requirement required by the Statute or by the Memorandum or these Articles:

(a)                                 Make any alteration or amendment to the Memorandum or these Articles or any charter documents of any of the Company’s Subsidiaries, or amend or change the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of the holders of Preferred Shares, in each case so as to affect the holders of any class of Preferred Shares adversely (it being understood that the authorization and issuance of pari-passu or senior Shares by the Company shall not, by itself, trigger a consent right under this Article 24.1(a));

(b)                                 Re-domicile the Company or any of its Subsidiaries to a different jurisdiction;

(c)                                  Sell or issue Shares or debt securities to any third party who is not then currently a shareholder of the Company that owns or controls a business that is directly competitive with the Company, its Subsidiaries, or any Significant Investor;

(d)                                 Repurchase or redeem any Shares or re-classify any Shares or other securities except for securities repurchased from former employees, officers, directors or other service providers pursuant to agreements under which the Company has the option to repurchase such shares at no greater than cost upon termination of employment or service or other arrangements approved by the Board and in accordance with the Company’s Equity Incentive Plan or similar incentive plan; or

(e)                                  Change the authorized number of directors of the Board.

Where any Ordinary Resolution or Special Resolution of the Company in a general meeting is required to approve any of the matters set out in this Article 24.1 and such matter has not received the affirmative votes or prior written approvals of each Significant Investor and the relevant Investors as required by this Article 24.1, the Members who vote against the resolution shall have the number of votes equal to the votes of all Members who vote for the resolution plus one, to the intent and effect that such resolution shall not be passed.

24.2                        Acts of the Company Requiring Approval of Investor Directors.  Notwithstanding any other provision of the Memorandum or these Articles, any action (whether by amendment of the Memorandum or these Articles or otherwise, and whether in a single transaction or a series of related transactions or whether by merger, consolidation or otherwise) that effects or approves any of the following transactions involving the Company or any of its Subsidiaries shall require the affirmative votes or prior written approvals of, in addition to a Board resolution duly passed and any voting requirement required by the Statute or by the Memorandum or these Articles, so long as Mecox remains a Significant Investor, at least one (1) Mecox Director, and, so long as Giosis remains a Significant Investor, at least one (1) Giosis Director:

(a)                                 Any (i) joint venture or other partnership involving the Company or any Subsidiary, (ii) formation of a new Subsidiary or (iii) mortgage, pledge, lease, Transfer or disposal of a substantial portion of the assets of the Company or any of its Subsidiaries (with the exception of any security interest or other encumbrance of any kind securing the repayment by the Company of indebtedness for borrowed money incurred without the approval of Investor Directors as permitted pursuant to Article 24.2(i));

(b)                                 An initial public offering other than a Qualified IPO;

(c)                                  Adopt, terminate or amend in any material respect the terms of any equity incentive plan, including the Equity Incentive Plan (including number of options or other securities, vesting period, and exercise price of options or other securities) or approve any grants on non-standard terms or any acceleration of equity incentive awards granted to executive officers;

(d)                                 Make any equity or debt investment in any person;

(e)                                  Approve or make any material change to the scope of the Business of the Company and its Subsidiaries;

(f)                                   Agree to any term or condition that may result in a restriction on the ability of the Company and/or its Subsidiaries to engage in new business in the PRC;

(g)                                  Dismiss Young Bae Ku as the Chief Executive Officer of the Company and or any of its Subsidiaries, amend in any material respect the terms of Young Bae Ku’s employment with the Company (or the corresponding employment agreement with any Subsidiary) or appoint a new Chief Executive Officer;

(h)                                 Declare or pay a dividend (or other distribution of profits by way of capitalization of reserves or otherwise) prior to a Qualified IPO;

(i)                                     Incur indebtedness or create any liability for borrowed money in excess of US $2,000,000 in the aggregate at any time; excluding, however, working capital indebtedness and trade account payables incurred in the ordinary course;

(j)                                    Extend or guarantee any debt or other financial obligation (other than a guarantee of indebtedness permitted under Article 24.2(i)); and

(k)                                 Waive any claim or compromise or settle any lawsuit, administrative matter or other dispute between the Company and/or its Subsidiaries, on the one hand, and one or more Shareholders (or their respective Affiliates), on the other hand.

Where any Ordinary Resolution or Special Resolution of the Company in a general meeting is required to approve any of the matters set out in this Article 24.2 and such matter has not received the affirmative votes or prior written approvals of the Mecox Director or the Giosis Director, as the case may be, as required by this Article 24.2, the Members who vote against the resolution shall have the number of votes equal to the votes of all Members who vote for the resolution plus one, to the intent and effect that such resolution shall not be passed.

24.3                        Acts of the Company Requiring Approval of Mecox Director and Giosis Director.  Notwithstanding any other provision of the Memorandum or these Articles, any action (whether by amendment of the Memorandum or these Articles or otherwise, and whether in a single transaction or a series of related transactions or whether by merger, consolidation or otherwise) that effects or approves any of the following transactions involving the Company or any of its Subsidiaries shall require the affirmative votes or prior written approvals of, in addition to a Board resolution duly passed and any voting requirement required by applicable law or by the Memorandum or these Articles, so long as Mecox remains a Material Shareholder, at least one (1) Mecox Director, and so long as Giosis remains a Material Shareholder, at least one (1) Giosis Director:

(a)                                 Any acquisition (whether by merger, consolidation or otherwise) by the Company or any Subsidiary;

(b)                                 Any reorganization, liquidation, dissolution or winding-up of the Company or any Subsidiary;

(c)                                  Any Sale Event of the Company or any Subsidiary; or

(d)                                 Any change in the scope of the Business, including the establishment, development or operation of the Business or any other business outside the Territory.

Where any Ordinary Resolution or Special Resolution of the Company in a general meeting is required to approve any of the matters set out in this Article 24.3 and such matter has not received the affirmative votes or prior written approvals of the Mecox Director or the Giosis Director, as the case may be, as required by this Article 24.3, the Members who vote against the resolution shall have the number of votes equal to the votes of all Members who vote for the resolution plus one, to the intent and effect that such resolution shall not be passed.

24.4                        Related Party Transactions.  A transaction, including the adoption, termination and amendment of the terms of any material contracts between the Company and/or any of its Subsidiaries, on the one hand, and a director, officer, Shareholder or their respective Affiliates, on the other hand, shall require the prior unanimous consent of the Board or a majority of the disinterested members of the Board.  The foregoing shall not apply to ordinary course compensation as cash compensation and employment arrangements of the officers and employees of the Company and its Subsidiaries.

24.5                        The Company shall not terminate (or agree to a termination of) (i) the Technology and IP License Agreement, dated December [•], 2012, between Giosis and GSH or (ii) the E-Commerce Platform Agreement, dated December [•], 2012, between Giosis LLC and GSH, unless the Company obtains the unanimous prior approval of the Board or a majority of the disinterested members of the Board.

24.6                        Termination.  This Article 24 shall terminate upon completion of a Qualified IPO or a Complete Change of Control Transaction.

24.7                        Adjustments for Share Splits, Etc.  Wherever in these Articles there is a reference to a specific number or percentage or share price of the Preferred Shares and/or Ordinary Shares, then, upon the occurrence of any share subdivision, share split, combination, reclassification, merger, consolidation, reorganization, recapitalization or share dividend of Preferred Shares or Ordinary Shares, as applicable, the specific number of shares or share price so referenced in these Articles shall automatically be proportionally adjusted to reflect the effect on the outstanding shares of such class or series of share by such event.

25                                  General Meetings

25.1                        All general meetings other than annual general meetings shall be called extraordinary general meetings.

25.2                        The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it.  Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning.  At these meetings the report of the Directors (if any) shall be presented.

25.3                        The Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

25.4                        A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than ten per cent. in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.

25.5                        The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

25.6                        If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

25.7                        A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

26                                  Notice of General Meetings

26.1                        At least five clear days’ notice shall be given of any general meeting.  Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)                                 in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)                                 in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety five per cent. in par value of the Shares giving that right.

26.2                        The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

27                                  Proceedings at General Meetings

27.1                        No business shall be transacted at any general meeting unless a quorum is present. Two Members being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorised representative or proxy.

27.2                        A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other.  Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

27.3                        A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

27.4                        If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

27.5                        The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

27.6                        If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

27.7                        The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

27.8                        When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting.  Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

27.9                        A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, the chairman demands a poll, or any other Member or Members collectively present in person or by proxy (or in the case of a corporation or other non-natural person, by its duly authorised representative or proxy) and holding at least ten per cent. in par value of the Shares giving a right to attend and vote at the meeting demand a poll.

27.10                 Unless a poll is duly demanded and the demand is not withdrawn a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

27.11                 The demand for a poll may be withdrawn.

27.12                 Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

27.13                 A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith.  A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

28                                  Votes of Members

28.1                        Subject to Article 5.4 and to any rights or restrictions attached to any Shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or by proxy, shall have one vote and on a poll every Member present in any such manner shall have one vote for every Share of which he is the holder.

28.2                        In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

28.3                        A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

28.4                        No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

28.5                        No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid.  Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

28.6                        On a poll or on a show of hands votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

28.7                        On a poll, a Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

29                                  Proxies

29.1                        The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative.  A proxy need not be a Member.

29.2                        The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited.  In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited.  An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

29.3                        The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked.  An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

29.4                        Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

30                                  Corporate Members

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

31                                  Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

32                                  Directors

There shall be a board of Directors comprising a maximum of five (5) directors.  Immediately after the Closing, the Board shall be made up of:  (A) three (3) directors appointed, or otherwise nominated for appointment, by Giosis, who shall initially be Young Bae Ku, [             ] and [                ]; and (B) two (2) directors appointed, or otherwise nominated for appointment, by Mecox who shall initially be [          ] and [            ].

33                                  Powers of Directors

33.1                        Subject to the provisions of the Statute, the Memorandum and the Articles, including without limitation Article 24, and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company.  No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given.  A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

33.2                        All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

33.3                        The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

33.4                        The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

34                                  Appointment and Removal of Directors

34.1                        Giosis’ Appointment Right.  So long as Giosis remains a Significant Investor, Giosis shall have the right to appoint three (3) individuals to the Board as referred to in Article 32.  If Giosis is not a Significant Investor but continues to hold at least ten percent (10%) of the then outstanding Ordinary Shares (assuming conversion of the Preferred Shares but excluding any options or warrants not yet exercised), Giosis shall have the right to appoint two (2) individuals to the Board.  If Giosis does not have a right to appoint members of the Board pursuant to the two preceding sentences but Giosis remains a Material Shareholder, Giosis shall have the right to appoint one (1) individual to the Board.  Giosis shall have the right to remove such persons from the Board and to appoint other individuals to fill any vacancy from time to time (each a “Giosis Director” and together the “Giosis Directors”).  At least one (1) Giosis Director shall have the right but not an obligation to be a member of any committee(s) of the Board.  Each Giosis Director shall be entitled to appoint an alternate to serve in his/her stead at any Board meeting, and such alternate shall be permitted to attend all Board meetings of the Company (including any Board meeting at which the appointing director is also present, in which case the alternate shall attend solely as an observer).  Any vacancy of the three (3) Board seats referred to in this Article 34.1 may only be filled by an individual appointed by Giosis for so long as Giosis continues to have such appointment rights.  Giosis may exercise its right to appoint, remove or replace any Giosis Director by giving a written notice to the Company, and such appointment, removal or replacement shall be effective immediately upon service of such written notice to the Company.

34.2                        Mecox’s Appointment Right.  So long as Mecox holds at least ten percent (10%) of the then outstanding Ordinary Shares (assuming conversion of the Preferred Shares but excluding any options or warrants not yet exercised), Mecox shall have the right to appoint two (2) individuals to the Board as referred to in Article 32.  If Mecox does not have the right to appoint members of the Board pursuant to the preceding sentence but Mecox remains a Material Shareholder, Mecox shall have the right to appoint one (1) individual to the Board.  Mecox shall have the right to remove such persons from the Board and to appoint other individuals to fill any vacancy from time to time (each a “Mecox Director” and together the “Mecox Directors”).  At least one (1) Mecox Director shall have the right but not an obligation to be a member of any committee(s) of the Board.  Each Mecox Director shall be entitled to appoint an alternate to serve in his/her stead at any Board meeting, and such alternate shall be permitted to attend all Board meetings of the Company (including any Board meeting at which the appointing director is also present, in which case the alternate shall attend solely as an observer).  Any vacancy of the two (2) Board seats referred to in this Article 34.2 may only be filled by an individual appointed by Mecox for so long as Mecox continues to have such appointment rights.  Mecox may exercise its right to appoint, remove or replace any Mecox Director by giving a written notice to the Company, and such appointment, removal or replacement shall be effective immediately upon service of such written notice to the Company.

34.3                        Investor Appointment Right.  In the event that Giosis no longer has the right to appoint directors pursuant to Article 34.1 and/or Mecox no longer has the right to appoint directors pursuant to Article 34.2, then such number of directors shall be appointed by the Investors holding more than fifty percent (50%) of the Ordinary Shares (including the Ordinary Shares issued or issuable upon conversion of the Preferred Shares) held by all of the Investors and to remove such persons from the Board and to appoint other individuals to fill any vacancy from time to time (the “New Investor Directors”).  Each New Investor Directors shall be entitled to appoint an alternate to serve in his stead at any Board meeting, and such alternate shall be permitted to attend all Board meetings of the Company (including any Board meeting at which the appointing director is also present, in which case the alternate shall attend solely as an observer).  The Investors may exercise their right to appoint, remove or replace any New Investor Director by giving a written notice (signed by or on behalf of all the relevant Investors who are entitled to exercise such appointment right) to the Company, and such appointment, removal or replacement shall be effective immediately upon service of such written notice to the Company.

34.4                        Obligations of Other Shareholders.  Without prejudice to Article 32 and the foregoing provisions of this Article 34, each of the Shareholders shall vote any and all Shares held by them and cause any of its/his designee(s) or nominee(s) on the Board to vote and act in a manner advisable or necessary, and take all such other action advisable or necessary, to cause the election of designees set forth in this Article 34.

35                                  Vacation of Office of Director

35.1                        The office of a Director shall be vacated if:

(a)                                 the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)                                 the Director absents himself (for the avoidance of doubt, without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)                                  the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)                                 the Director is found to be or becomes of unsound mind; or

(e)                                  all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

35.2                        Any vacancy shall be filled only in accordance with Articles 34.1, 34.2 and/or 34.3.

36                                  Proceedings of Directors

36.1                        The quorum for the transaction of business at any meeting of the Board (which shall exist at the time of the voting as well as the attendance of the Board meeting) shall be a majority of the Directors, comprising of at least one (1) Giosis Director and one (1) Mecox Director; provided, however, that if such quorum cannot be obtained for a Board meeting because of no Giosis Director or Mecox Director being present after one proper notice of a Board meeting has been sent by the Company, then a quorum at the adjourned meeting with proper notice (or any proper adjournments thereof) shall not require the presence of a Mecox Director (if a Mecox Director was not present at the initially called meeting or any prior adjournment) or Giosis Director (if a Giosis Director was not present at the initially called meeting or any adjournment) provided, further, that a quorum shall always require a majority of the directors.

36.2                        Notices and agendas of Board meetings as well as copies of all board papers shall be sent to all Investors at least fourteen (14) business days prior to the relevant Board meeting and any adjournments shall require at least seven (7) business days prior to the relevant adjourned Board meeting.  Minutes of Board meetings shall be sent to Investors within thirty (30) days after the relevant meeting.  The Company shall hold Board meetings at least once per month in each of the first six (6) months after the Closing and at least once per quarter thereafter.

36.3                        Unless otherwise required under these Articles, including Article 24, all actions of the Board at a meeting shall require the approval of a majority of the directors present.  Each director shall have one (1) vote on each matter that is put to a vote of the Board.  The Chairman of the Board (if any) shall not have a second or casting vote.

36.4                        A person may participate in a meeting of the Directors or committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting.  Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

36.5                        A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution (an alternate Director being entitled to sign such a resolution on behalf of his appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of his appointer and in his capacity as a Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

36.6                        A Director or alternate Director may, or other officer of the Company on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

36.7                        The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

36.8                        The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

36.9                        All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

36.10                 A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him.  The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

37                                  Presumption of Assent

A Director or alternate Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting.  Such right to dissent shall not apply to a Director or alternate Director who voted in favour of such action.

38                                  Directors’ Interests

38.1                        A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

38.2                        A Director or alternate Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

38.3                        A Director or alternate Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

38.4                        No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established.  A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

38.5                        A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

39                                  Observers

39.1                        For so long as Mecox remains a Material Shareholder, Mecox shall be entitled to appoint one (1) observer (the “Mecox Observer”) to attend all meetings of the Board and all subcommittees of the Board, in a nonvoting observer capacity and the Company shall give such Mecox Observer copies of all notices, minutes, consents, and other materials that the Company provides to the Company’s directors at the same time and in the same manner as provided to such directors; provided, however, that such Mecox Observer shall (x) agree to hold in confidence and trust all information so provided and (y) not be entitled to receive materials relating to, or be in attendance for any discussions relating to, topics which (i) are subject to attorney client privilege or (ii) present a conflict of interest for the Mecox Observer.

39.2                        For so long as Giosis remains a Material Shareholder, Giosis shall be entitled to appoint one (1) observer (the “Giosis Observer”) to attend all meetings of the Board and all subcommittees of the Board, in a nonvoting observer capacity and the Company shall give such Giosis Observer copies of all notices, minutes, consents, and other materials that the Company provides to the Company’s directors at the same time and in the same manner as provided to such directors;

provided, however, that such Giosis Observer shall (x) agree to hold in confidence and trust all information so provided and (y) not be entitled to receive materials relating to, or be in attendance for any discussions relating to, topics which (i) are subject to attorney client privilege or (ii) present a conflict of interest for the Giosis Observer.

40                                  Minutes

The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors or alternate Directors present at each meeting.

41                                  Delegation of Directors’ Powers

41.1                        The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if he ceases to be a Director.  Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors.  Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

41.2                        The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies.  Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors.  Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

41.3                        The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

41.4                        The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

41.5                        The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit.  Unless otherwise specified in the terms of his appointment an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

42                                  Alternate Directors

42.1                        Any Director (but not an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

42.2                        An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, to sign any written resolution of the Directors, and generally to perform all the functions of his appointor as a Director in his absence.

42.3                        An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

42.4                        Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

42.5                        Subject to the provisions of the Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

43                                  No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

44                                  Remuneration of Directors

44.1                        The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine.  The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

44.2                        The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director.  Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

45                                  Seal

45.1                        The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors.  Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.

45.2                        The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

45.3                        A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

46                                  Dividends, Distributions and Reserve

46.1                        Subject to the Statute, Article 5.3 and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor.  A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by the Statute.

46.2                        Except as otherwise provided by the rights attached to any Shares, and subject to Article 5.3, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

46.3                        The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

46.4                        The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

46.5                        Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

46.6                        The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

46.7                        Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct.  Every such cheque or warrant shall be made payable to the order of the person to whom it is sent.  Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

46.8                        No Dividend or other distribution shall bear interest against the Company.

46.9                        Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member.  Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

47                                  Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid.  In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned).  The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

48                                  Books of Account

48.1                        The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company.  Such books of account must be retained for a minimum period of five years from the date on which they are prepared.  Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

48.2                        The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

48.3                        The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

49                                  Audit

49.1                        The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

49.2                        Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

49.3                        Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

50                                  Notices

50.1                        All notices, requests, waivers and other communications made pursuant to these Articles (each a “notice”) shall be in English, in writing, and may be given either personally or by sending it by facsimile, registered or certified mail or international recognized express courier, and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) when sent by facsimile, upon successful transmission report being generated by sender’s machine; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, prepaid postage; or (d) three (3) business days after deposit with an international recognized express courier, with written verification of receipt. Each person giving a notice by facsimile shall promptly confirm by telephone to the person to whom such notice was addressed each notice given by it by facsimile pursuant hereto but the absence of such confirmation shall not affect the validity of any such notice.

50.2                        All such notices shall be addressed to the Company or the relevant Member (as the case may be) at such person’s address for notification as set out or provided for in the Shareholders’ Agreement, or, in the case of the Company, at its registered office, or in the case of any Member, at its address as shown in the Register of Members.

50.3                        A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

50.4                        Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

51                                  Winding Up

51.1                        If the Company shall be wound up the liquidator shall apply the assets of the Company in accordance with Article 5.2.

51.2                        If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members.  The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

52                                  Indemnity and Insurance

52.1                       Every Director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default.  No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person.  No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

52.2                        The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought.  In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article.  If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

52.3                        The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

53                                  Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

54                                  Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

55                                  Mergers and Consolidations

The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.

EXHIBIT C

SHAREHOLDERS AGREEMENT

GIOSIS CAYMAN LIMITED

SHAREHOLDERS AGREEMENT

This SHAREHOLDERS AGREEMENT (the “Agreement”) is entered into as of December     , 2012 among the following persons on the one hand:

(1)                                 GIOSIS CAYMAN LTD., an exempted company with limited liability organized and existing under the laws of Cayman Islands and to be renamed Giosis Mecoxlane Ltd., having its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and whose address for notice is set forth below (the “Company”);

(2)                                 GIOSIS CHINA LIMITED, a limited company organized and existing under the laws of Hong Kong and to be renamed Giosis MecoxLane Limited, having its registered office at 8th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, and whose address for notice is set forth below (“GHK”);

(3)                                 SHANGHAI GIOSIS IT LTD., a wholly foreign-owned enterprise with limited liability organized and validly existing under the laws and regulations of the PRC, having its registered office at 2206, No. 620 Zhangyang Road, Pudong, Shanghai 200122, and whose address for notice is set forth below (“GSH”);

(4)                                 CERTAIN HOLDERS OF ORDINARY SHARES OF THE COMPANY WHOSE NAMES ARE SET FORTH FROM TIME TO TIME ON SCHEDULE 1 (each an “Incentive Plan Shareholder” and together, the “Incentive Plan Shareholders”), each of whom will be represented by such Person(s) set forth under the Power of Attorney set forth on Exhibit A which shall be entered into after the date hereof, for all purposes of and all transactions under this Agreement, pursuant to such Power of Attorney; and

(5)                                 GIOSIS E-COMMERCE (SHANGHAI) LTD., a limited company organized and existing under the laws and regulations of the PRC (as defined below), having its registered office at 1-245, No. 701-4, No.1118 Pudong Road(S), Pudong, Shanghai 200120, and whose address for notice is set forth below (“GVIE”);

and the following persons (each an “Investor” and together, the “Investors”) on the other hand:

(6)                                 GIOSIS PTE. LTD., a limited company organized and existing under the laws of Singapore, having its registered office at 5 Tampines Central 1 #04-04 Tampines Plaza, Singapore 529541, whose address for notice is set forth in Schedule 2 (“Giosis”); and

(7)                                 MECOX LANE LIMITED, a limited company organized and existing under the laws of Cayman Islands, whose address for notice is set forth in Schedule 2 (“Mecox”).

R E C I T A L S

This Agreement is the “Shareholders Agreement” defined in and referenced in the Subscription and Contribution Agreement (as defined below) and shall take effect subject to and immediately following the Closing, as defined in Section 4.1 of the Subscription and Contribution Agreement (the “Effective Date”).

The Closing under the Subscription and Contribution Agreement is conditioned upon, among other things, the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.                                      DEFINITIONS.

1.1                               Certain Defined Terms.  As used in this Agreement, the following terms shall have the following respective meanings:

“Adherence Agreement” means an agreement in the form set forth on Exhibit B, which a person is required to enter into with or in favor of all the parties pursuant to Section 2.9, Section 4.6, Section 5, Section 6 or Section 8.

“Affiliate” of a person means any person that controls, is controlled by, or is under common control with, the specified person, within the meaning of Rule 144 (as defined herein).

“Agreement” means this Shareholders Agreement.

“Amended M&AA” means the Amended and Restated Memorandum and Articles of Association of the Company, as may be amended, restated or otherwise modified from time to time.

“Approved Sale” shall have the meaning set forth in Section 6.

“Asset Sale” means any bona fide (A) sale, lease or other disposition of all or substantially all of the assets of the Company on a consolidated basis or (B) exclusive license or license outside the ordinary course of business of any intellectual property owned by the Company or any of its Subsidiaries, in each case, whether in one transaction or a series of related transactions.

“Board” means the Board of Directors of the Company.

“Business” means the establishment, development and operation by the Company and its Subsidiaries of an internet online marketplace in the PRC.

“business day” means any day that is not a Saturday, Sunday, legal holiday or other day on which banks are required to be closed in the PRC, Singapore, Hong Kong or New York.

“Centre” shall have the meaning set forth in Section 15.10(b).

“Change of Control Transaction” means any (A) bona fide issuance of shares by the Company (other than for bona fide equity financing purposes) or (B) a bona fide acquisition of the Company by another person by consolidation or merger or other reorganization, in each case in which the holders of the Company’s outstanding voting shares as of the date hereof (including any subsequent investors permitted under clause (A) above), collectively own (including their Affiliates), immediately after such transaction, securities representing less than 50% of the voting power of the corporation or entity surviving the transaction, whether in one transaction or a series of related transactions.

“Claim Notice” shall have the meaning set forth in Section 3.8(c).

“Come Along Election” shall have the meaning set forth in Section 6.1.

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“Come Along Notice” shall have the meaning set forth in Section 6.1.

“Company” shall have the meaning set forth in the Preamble.

“Company’s Competitor” means any entity that is a bona fide competitor of the Company and/or any of its Subsidiaries as determined in good faith by the disinterested members of the Board, or any officer, director or Affiliate of any such entity.

“Competitor Transfer Notice” shall have the meaning set forth in Section 5.3(a).

“Complete Change of Control Transaction” means a Change of Control Transaction where the Investors as of the date hereof (including any subsequent investors permitted under clause (A) of the definition of Change of Control Transaction), collectively own (including their Affiliates), immediately after such transaction, no securities having voting power of the corporation or entity surviving the transaction, whether in one transaction or a series of related transactions.

“Compliance Program” shall have the meaning set forth in Section 10.8(b).

“Confidential Information” means any information of a confidential or proprietary nature (including ideas, formulas, compositions, inventions (regardless of whether patentable or reduced to practice), know how, manufacturing and production processes or techniques, methods of doing business, research and development information, software development methodologies, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists and information) concerning or in relation to the Business, including this Agreement, the Subscription and Contribution Agreement and the transactions contemplated thereunder and any information concerning the Company, the Shareholders or any of their respective Affiliates, their respective affairs, assets, business, customers, financial condition, operations or prospects made available or provided to any Shareholder.

“Control” (including the terms “controlling”, “controlled by” and “under common control with”) means:

(a)                                 a holding of a direct or indirect interest in at least twenty percent (20%) of the equity, voting, beneficial or financial interests of the relevant body corporate;

(b)                                 a holding of the direct or indirect right to appoint or remove a majority of the board of directors or members of an equivalent management body of the relevant body corporate;

(c)                                  the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the relevant body corporate; or

(d)                                 being a shareholder or member of the relevant body corporate and controlling jointly, pursuant to a contract with other shareholders or members or otherwise, a majority of the voting rights in the body corporate.

“Controlled Affiliates” with respect to a Restricted Party means any Person which such Restricted Party controls.  For the sake of clarity, no Person who controls, or is under common control with, a Restricted Party is a Controlled Affiliate.

“Conversion Shares” means the Ordinary Shares issuable upon conversion of Preferred Shares.

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“Effective Date” shall have the meaning set forth in the Recitals.

“Equity Incentive Plan” shall have the meaning set forth in Section 15.19.

“Exchange Act” means the U.S. Securities and Exchange Act of 1934, and the rules and regulations promulgated thereunder, as amended from time to time.

“Exercising Holders” shall have the meaning set forth in Section 4.4(b).

“Form F-3” shall have the meaning set forth in Section 3.2(e).

“Future Holders of Ordinary Shares” “ shall have the meaning set forth in Section 2.9.

“GHK” shall have the meaning set forth in the Preamble.

“Giosis” shall have the meaning set forth in the Preamble.

“Giosis Directors” shall have the meaning set forth in Section 10.2(a).

“Governmental Authority” means the government of any nation, state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing and the term “Government Authorities” shall be construed accordingly.

“GSH” shall have the meaning set forth in the Preamble.

“GSH Acquisition” shall have the meaning set forth in Section 2.7.

“GVIE” shall have the meaning set forth in the Preamble.

“Holder” shall have the meaning set forth in Section 3.2(d).

“Incentive Plan Shareholders” shall have the meaning set forth in the Recitals and include any additional Shareholders who execute an Adherence Agreement as an “Incentive Plan Shareholder” pursuant to the terms of this Agreement.

“Incentive Plan Shareholder Representatives” shall have the meaning set forth in Section 2.11.

“Indemnified Loss” shall have the meaning set forth in Section 14.

“Indemnitees” shall have the meaning set forth in Section 14.

“Information” shall have the meaning set forth in Section 10.4.

“Initiating Holders” shall have the meaning set forth in Section 3.3(b).

“Investor Directors” means the Giosis Directors and the Mecox Directors.

“Investors” shall have the meaning set forth in the Recitals and include any additional Shareholders who execute an Adherence Agreement as an “Investor” pursuant to the terms of this Agreement.

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“IPO Pro Rata Share” shall have the meaning set forth in Section 11.1(a).

“law” means any federal, state, local, municipal, foreign, supranational or other law (including common law), statute, constitution, treaty, convention, principle of common law, directive, resolution, ordinance, code, edict, writ, decree, rule, regulation, judgment, ruling, injunction or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Material Compliance Claim” means any: (i) notification, report, claim, or complaint related to an online marketplace operated by the Company or any Subsidiary or the subject matter of the Compliance Program that is not a routine takedown notice, handled and resolved by the Company in the ordinary course of business, or that would reasonably be expected to result in litigation or (ii) actual or threatened action, suit, or proceeding related to an online marketplace operated by the Company or any Subsidiary or the subject matter of the Compliance Program.

“Material Shareholder” means each Shareholder (together with its Affiliates) who holds Ordinary Shares, including Ordinary Shares issued or issuable upon conversion of the Preferred Shares, representing at least five percent (5%) of the then issued and outstanding Ordinary Shares of the Company (assuming conversion of the Preferred Shares into Ordinary Shares but excluding any options or warrants not yet exercised).

“Mecox” shall have the meaning set forth in the Preamble.

“Mecox Contributed Domain Names” shall have the meaning set forth in Section 2.12.

“Mecox Contributed Trademarks” shall have the meaning set forth in Section 2.12.

“Mecox Directors” shall have the meaning set forth in Section 10.2(b).

“New Investor Directors” shall have the meaning set forth in Section 10.2(c).

“New Securities” shall have the meaning set forth in Section 4.3.

“Non-US Offering” shall have the meaning set forth in Section 11.1(a).

“Ordinary Share Equivalents” means, with respect to any shareholder of the Company, Ordinary Shares owned by such shareholder together with Ordinary Shares into or for which any issued and outstanding Preferred Shares or any other issued and outstanding convertible securities (excluding, for the avoidance of doubt, unexercised options or warrants) owned by such shareholder shall be convertible.

“Ordinary Shares” means the Company’s ordinary shares of US $0.001 par value, and any class or series of ordinary shares of the Company authorized after the date hereof, or any other class or series of shares resulting from successive changes or reclassifications of any class or series of common shares of the Company.

“person” means any individual, firm, corporation, limited liability company, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

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“PRC” means the People’s Republic of China, excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and the Islands of Taiwan.

“Pre-Emptive Rights For New Securities” shall have the meaning set forth in Section 4.1.

“Pre-Emptive Rights Holder” shall have the meaning set forth in Section 4.1.

“Pre-Emptive Rights Notice” shall have the meaning set forth in Section 4.4(a).

“Preferred Shares” means the Series A Preferred Shares and any other Preferred Shares issued after the date hereof, along with any other class or series of preferred shares issued by the Company in substitution or replacement therefor.

“Prohibited Transfer” shall have the meaning set forth in Section 7.1.

“Pro Rata Co-Sale Share” shall have the meaning set forth in Section 5.2(b).

“Pro Rata ROFR Share” shall have the meaning set forth in Section 5.1(c).

“Pro Rata Share” shall have the meaning set forth in Section 4.2.

“Qualified IPO” means a firm commitment underwritten public offering of Shares with aggregate offering proceeds to the Company or selling Shareholder(s) of at least US $40 million and resulting in a valuation of the Company of at least US $100,000,000, provided that immediately after the closing of such public offering, such Shares are traded on a national securities exchange including, without limitation, the NASDAQ and Hong Kong Stock Exchange.

“register,” “registered” and “registration” shall have the meaning set forth in Section 3.2(a).

“Registrable Securities” shall have the meaning set forth in Section 3.2(b).

“Registrable Securities then outstanding” shall have the meaning set forth in Section 3.2(c).

“Representatives” shall have the meaning set forth in Section 15.11(a)(iii).

“Request Notice” shall have the meaning set forth in Section 3.3(a).

“Restricted Party” shall have the meaning set forth in Section 12.1.

“Restricted Period” shall have the meaning set forth in Section 12.1.

“Rule 144” means Rule 144 promulgated under the U.S. Securities Act of 1933, as amended from time to time.

“Sale Event” means (1) an Asset Sale or (2) Change of Control Transaction.

“SEC” means the U.S. Securities and Exchange Commission, as constituted from time to time.

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“Second Pre-Emptive Rights Notice” shall have the meaning set forth in Section 4.4(b).

“Second Pre-Emptive Rights Period” shall have the meaning set forth in Section 4.4(b).

“Securities Act” means the U.S. Securities Act of 1933, as amended and interpreted from time to time.

“Selling Investors” shall have the meaning set forth in Section 6.1.

“Selling Shareholder” shall have the meaning set forth in Section 5.1(a).

“Series A Preferred Shares” means the Company’s Series A convertible preferred shares of US $0.001 par value, as may be subdivided or combined from time to time.

“Shareholders” means the Investors and Incentive Plan Shareholders and any other holder of any Shares who executes an Adherence Agreement as a “Shareholder” pursuant to the terms of this Agreement.

“Shares” means all Preferred Shares and all Ordinary Shares and any other issued and outstanding shares of any class or series of the Company now owned or subsequently acquired by any Shareholder or any other securities convertible into, or exchangeable or exercisable for, shares of the Company.

“Significant Investor” means each Investor (together with its Affiliates) who holds Ordinary Shares, including Ordinary Shares issued or issuable upon conversion of the Preferred Shares, representing at least twenty percent (20%) of the then issued and outstanding Ordinary Shares of the Company (assuming conversion of the Preferred Shares into Ordinary Shares but excluding any options or warrants not yet exercised).

“Subsidiary” or “subsidiary” means, with respect to any subject entity (the “subject entity”), (i) any company, partnership or other entity (x) more than 50% of whose shares or other interests entitled to vote in the election of directors or (y) more than a 50% interest whose in the profits or capital of such entity are owned or controlled directly or indirectly by the subject entity or through one or more Subsidiaries of the subject entity, (ii) any entity whose assets, or portions thereof, are consolidated with the net earnings of the subject entity and are recorded on the books of the subject entity for financial reporting purposes in accordance with US GAAP, or (iii) any entity which the subject entity has the power to otherwise direct the business and policies of that entity directly or indirectly through another subsidiary.  Notwithstanding the above, for the purpose of this Agreement, as applied to the Company, the term “Subsidiary” or “subsidiary” includes, without limitation, GHK, GSH and GVIE and any of their respective Subsidiaries, if any.

“Subscription and Contribution Agreement” means the Subscription and Contribution Agreement dated as of November 20, 2012 among the Company, Giosis and Mecox, in substantially the form attached hereto as Exhibit C, as may be amended, restated or otherwise modified from time to time.

“Territory” means the PRC; provided, however that the Company may expand the Territory beyond the PRC so long as the Company first obtains all of the shareholder and board approvals required to do so pursuant to Section 9.3(d).

“Transfer” or “Transferred” (and any derivatives thereof) means (i) a voluntary or involuntary sale, encumbrance, assignment, mortgage, grant, pledge, hypothecation, exchange, transfer,

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gift, conveyance, devise or descent, or other transfer or disposition of any kind, and (ii) entry by a shareholder into any agreement, contract or binding commitment to do any of the foregoing.

“Transfer Documents” shall have the meaning set forth in Section 5.5(c).

“Transfer Notice” shall have the meaning set forth in Section 5.1(a).

“Transfer Shares” shall have the meaning set forth in Section 5.1(a).

“US GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Violation” shall have the meaning set forth in Section 3.8(a).

“Warrantors” means the Company, GHK, GVIE and GSH, unless the text specifically indicates otherwise.

1.2                               Warrantor Obligations.  Where this Agreement places an obligation on any Warrantor, each other Warrantor shall use all means within his or its reasonable power to cause the obligated Warrantor to perform such obligation.

1.3                               Exhibits and Schedules.  The following schedules and exhibits are a part of this Agreement:

Schedule 1:                                 List of Incentive Plan Shareholders and Addresses for Notices

Schedule 2:                                 List of Investors and Addresses for Notices

Schedule 3:                                 Name Changes

Exhibit A:                                         Power of Attorney/Executed Proxy Form

Exhibit B:                                         Form of Adherence Agreement

Exhibit C:                                         Form of Subscription and Contribution Agreement

2.                                      INFORMATION AND INSPECTION RIGHTS; OPERATIONS; OTHER AGREEMENTS.

2.1                               Information and Inspection Rights.

(a)                                 Information Rights.  The Company and the other Warrantors jointly and severally covenant and agree that the Company will deliver (or cause to be delivered) to each Material Shareholder the following with respect to itself and its Subsidiaries:

(i)                                     As soon as practicable after the end of each fiscal year, and in any event within sixty (60) days after the end of such period, annual audited consolidated financial statements, with a consolidated balance sheet and consolidated statement of equity of the Company and its Subsidiaries, as of the end of such fiscal year, and a consolidated statement of income and a consolidated statement of cash flows of the Company and its Subsidiaries for such year with financial statement footnotes all prepared in accordance with US GAAP, consistently applied and setting forth and including a report and audit opinion for annual statements, which opinions will be provided by any one of the following firms: Deloitte LLP, Ernst & Young, KPMG International or PricewaterhouseCoopers, including their respective member firms in the PRC and Hong Kong, in comparative form, the figures for the previous fiscal year, all in reasonable detail.

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(ii)                                  Draft consolidated financial statements of the Company and its Subsidiaries for each month, quarter and annual period-end (with the exception that no notes need to be attached to such statements) within one (1) month following such period-end prepared consistent with management’s reports and consistent with the audited consolidated financial statements, including any details of accounts that any Material Shareholder (or Affiliate of any Material Shareholder) is required to obtain to publicly report financial measures, including, but not limited to, amortization of intangible assets, equity-based compensation and other extraordinary items as needed to complete any such publicly reported financial measures.

(iii)                               Upon reasonable request by any Material Shareholder that is, or that has an Affiliate that is, a reporting company under the Exchange Act, as soon as practicable after the end of each fiscal quarter of the Company, and in any event within twenty five (25) days after the end of such period, Notwithstanding the foregoing, so long as any Material Shareholder or any Affiliate of a Material Shareholder is a reporting company under the Exchange Act, quarterly consolidated financial statements for the first, second and third quarter of each year, respectively, with a consolidated balance sheet and consolidated statement of equity of the Company and its Subsidiaries, as of the end of such fiscal quarter, and a consolidated statement of income and a consolidated statement of cash flows of the Company and its Subsidiaries for such quarter all prepared in accordance with US GAAP, consistently applied and setting forth and including a report and review opinion, which opinion will be provided by any one of the following firms: Deloitte LLP, Ernst & Young, KPMG International or PricewaterhouseCoopers, including their respective member firms in the PRC and Hong Kong, in comparative form, the figures for the previous fiscal year, all in reasonable detail.  For the avoidance of doubt, it shall be deemed to be reasonable if a Material Shareholder requests the delivery of quarterly financial statements in accordance with this Section 2.1(a)(iii) for the purpose of complying with its contractual obligations;

(iv)                              An annual business plan and consolidated budget for the following fiscal year within forty-five (45) days prior to the end of each fiscal year and updated quarterly budgets for the remainder of the fiscal year on March 15th, June 15th, September 15th and December 15th of the then current fiscal year;

(v)                                 As soon as practicable, but in any event within seven (7) business days after such meeting, minutes of any meeting of the board of directors of the Company and its Subsidiaries;

(vi)                              As soon as practicable, but in any event within seven (7) business days after the Company first becomes aware of such action, notice of any legal action or investigation by any Governmental Authority against the Company or its Subsidiaries that would reasonably be expected to have a material adverse effect on the Company or its Subsidiaries; and

(vii)                           Upon the written request by any Material Shareholder, such other information as such Material Shareholder shall reasonably request.

All financial statements to be provided to the Investors pursuant to this Section 2.1 shall be prepared in the English language in conformance with US GAAP, as amended and interpreted from time to time.

(b)                                 Inspection Rights.  Subject to the covenants of confidentiality set forth in Section 15.11 and the covenants of non-competition and non-solicitation set forth in Section 12, the Company and the other Warrantors covenant and agree that, commencing on the date of this Agreement, each Material Shareholder shall have standard inspection rights, including without limitation, the right to visit and

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inspect the facilities, records and books of the Company and any of its Subsidiaries, and to discuss the business, operations, accounts, affairs and conditions of the Company and its Subsidiaries with their respective directors, officers, employees, accountants, legal counsel and investment bankers and to review such information as is reasonably requested and at normal business hours and as often as may be reasonably requested.

2.2                               Fiscal Year.  The Company shall adopt a fiscal year which shall begin on January 1st and end on December 31st of such fiscal year.

2.3                               English Language.  The English language will be the basis of all Board meetings and minutes, shareholder meetings and minutes and other matters relating to the operation of the Company and its Subsidiaries.

2.4                               Operations.  The Company shall ensure that neither the Company nor any of its Subsidiaries establishes, develops,  or operates the Business or any other business, or otherwise generates any material revenues from online sales with respect to the Business or any other business, in any territory outside of the Territory.  Without limiting the generality of the foregoing, the Company shall ensure that neither the Company nor any of its Subsidiaries: (a) conducts any marketing or promotional activities that are directed of targeted outside the Territory; or (b) operates any website with a country code top level domain name for any country outside the Territory (e.g., a “.kr” or “.uk” domain).

2.5                               Name Changes.  Promptly after the Effective Date, the Company will make all necessary filings in order to change the name of the Company and each applicable Subsidiary as set forth on Schedule 3 hereto and the Shareholders hereby agree to approve any such filings as reasonably necessary to effect such name changes.  In the event that such new names are not available, the Board shall determine how to proceed subject to the approval of each Significant Shareholder (such consent not to be unreasonably withheld, conditioned or delayed).

2.6                               Contribution of Assets.  Immediately after the Effective Date, the Company shall, and shall cause its applicable Subsidiaries to, effect the contributions of assets as contemplated by the Other Contribution Agreements (as defined in the Subscription and Contribution Agreement).  The Company and its Subsidiaries shall take all actions necessary to properly record such contributions as a contribution of capital.

2.7                               GHK’s Acquisition of GSH.  Immediately after the date of this Agreement, GHK shall acquire from Giosis, and shall in turn hold, one hundred percent (100%) equity interests in GSH (“GSH Acquisition”). GSH shall obtain the following within forty (40) business days of Closing: (a) an approval on the acquisition in question, together with a new Certificate of Approval of GSH showing GHK’s one hundred percent (100%) shareholding therein, is issued by Shanghai Commission of Commerce on the acquisition in question and (b) a new Business License of GSH showing GHK’s one hundred percent (100%) shareholding therein is issued by the competent Administration of Industry and Commerce in Shanghai.

2.8                               Transition Period.  From and after the Closing and until the satisfaction in full of the post-Closing covenants set forth in Section 2.7 above, GVIE and GSH shall, and Giosis shall cause GSH and GVIE to, (i) maintain all the licenses and permits (inter alia, the “Value-Added Telecommunication Business Operation License for Internet Content Provider”) held by them in full effect and force; (ii) refrain from carrying out any capital expenditure exceeding RMB 500,000; (iii) refrain from incurring indebtedness or creating any liability outside the ordinary course of business, (iv) maintain all material contracts (including employment contracts of key employees), (v) refrain from licensing intellectual property of GSH or GVIE to a third party or otherwise disposing of a substantial portion of the assets of

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GSH or GVIE and (vi) refrain from engaging in other activities that may have a material adverse effect on the business, operations, results or conditions of GSH or GVIE.

2.9                               Future Holders of Ordinary Shares.  The Company shall use its best endeavors to procure all future holders of Ordinary Shares or options exercisable for Ordinary Shares (“Future Holders of Ordinary Shares”) enter into and agree to be bound by this Agreement and become subject to the terms and conditions hereof as an “Incentive Plan Shareholder” whether directly or through a Power of Attorney in substantially the form attached hereto as Exhibit A.

2.10                        Termination.  The rights set forth in this Section 2 shall terminate upon the closing of a Qualified IPO or a Complete Change of Control Transaction.

2.11                        Incentive Plan Shareholder Representatives.  Any person who is acting as an attorney-in-fact under a Power of Attorney hereunder shall be required to be a Shareholder himself or herself (such persons, the “Incentive Plan Shareholder Representatives”).  If they no longer are a Shareholder, at the request of the Board, they shall take no further action under the Power of Attorney and shall take all actions necessary to terminate such Power of Attorney.  Each Incentive Plan Shareholder Representative agrees to use his or her powers under the Power of Attorney at all times in a matter consistent with and in furtherance of the terms of this Agreement.

2.12                        Post-Closing Covenants.

(a)                                 Mecox shall complete, and cause its relevant Affiliates to complete, the applicable governmental filing formalities for transferring to the Company all of the trademarks (“Mecox Contributed Trademarks”) set forth in Schedule 4 (“Mecox Contributed Assets and Allocation”) to the Subscription and Contribution Agreement.  Specifically, Mecox shall obtain and deliver to the Company within six (6) months after the Closing:

(i)                                     In respect of each Mecox Contributed Trademark that has been duly registered in the PRC as of the date hereof, an original copy of the new Trademark Registration Certificate listing the Company as the sole trademark holder; and

(ii)                                  In respect of each Mecox Contributed Trademark that is pending registration in the PRC as of the date hereof (except as later officially dismissed by the China Trademark Office), an official receipt or other written evidence issued by the China Trademark Office listing the Company as the sole trademark applicant.

(b)                                 Mecox shall complete, and cause its relevant Affiliates to complete, the applicable filing formalities for transferring to the Company all of the domain names (“Mecox Contributed Domain Names”) set forth in Schedule 4 to the Subscription and Contribution Agreement.  Specifically, in respect of each Mecox Contributed Domain Name, Mecox shall obtain and deliver to the Company within three (3) days after the Closing a “Certificate of Generic Top Level Domain Name” listing the Company as the sole registrant.

(c)                                  The Company and Mecox shall engage in a good faith negotiation to reach an agreement that sets out the terms of cooperation between the Company and Mecox, including, among other terms, that the agreement shall remain effective until the termination of this Agreement or the exercise by Mecox of its rights under Section 15.15 below and that the Company shall (i) grant Mecox most favored commission rate and/or pricing terms for the sale, priority display and marketing and promotion of merchandise supplied by Mecox to any internet online marketplace operated by the

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Company, and (ii) refrain from redirecting any traffic from Mecox websites or servers to third-party websites.

3.                                      REGISTRATION RIGHTS.

3.1                               Applicability of Rights.  The Holders (as defined in Section 3.2(d) below) shall be entitled to the following rights with respect to any potential public offering of Ordinary Shares in the United States, and to any analogous or equivalent rights with respect to any other offering of shares in any other jurisdiction pursuant to which the Company undertakes to publicly offer or list such securities for trading on a recognized securities exchange.

3.2                               Definitions.  For purposes of this Section 3:

(a)                                 Registration.  The terms “register,” “registered” and “registration” refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of effectiveness of such registration statement, or by a comparable process pursuant to other applicable securities laws in connection with a registration in a jurisdiction other than the United States and the declaration or ordering of the effectiveness of such registration.

(b)                                 Registrable Securities.  The term “Registrable Securities” means: (1) the Ordinary Shares, including the Ordinary Shares issued or to be issued upon conversion of the Preferred Shares or other derivative securities or any other convertible or exchangeable securities issued pursuant to the Pre-Emptive Rights For New Securities (defined in Section 4.1), (2) any Ordinary Share issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, any of the foregoing, (3) any other Ordinary Share owned or hereafter acquired, including, without limitation, any Ordinary Shares issued in respect of the Ordinary Shares described in (1)-(2) of this Section 3.2(b) upon any share split, share dividend, recapitalization or a similar event; and (3) any depositary receipts issued by an institutional depositary upon deposit of any of the foregoing. Notwithstanding the foregoing, “Registrable Securities” shall not include any Registrable Securities sold by a person in a transaction in which rights under this Section 3 are not assigned in accordance with this Agreement or any Registrable Securities sold in a public offering, whether sold pursuant to Rule 144, or in a registered offering, or otherwise.

(c)                                  Registrable Securities Then Outstanding.  The number of shares of “Registrable Securities then outstanding” means the number of Ordinary Shares that are Registrable Securities and (1) are then issued and outstanding or (2) would be issued and outstanding assuming full conversion or exercise of all Registrable Securities which are convertible into or exercisable for Ordinary Shares.

(d)                                 Holder.  The term “Holder” means any person who holds Registrable Securities of record, whether such Registrable Securities were acquired directly from the Company or from another Holder in a permitted Transfer, to whom rights under this Section 3 have been duly assigned in accordance with this Agreement; provided, however, that for purposes of this Agreement, a record holder of Preferred Shares convertible into such Registrable Securities shall be deemed to be the Holder of such Registrable Securities; and provided, further, that (i) the Company shall in no event be obligated to register Preferred Shares, and that (ii) Holders of Registrable Securities will not be required to convert their Preferred Shares into Ordinary Shares in order to exercise the registration rights granted hereunder, until just prior to the declaration of effectiveness of the registration statement for the offering to which the registration relates.

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(e)                                  Form F-3.  The term “Form F-3” means such respective form under the Securities Act as is in effect on the date hereof or any successor or comparable registration form under the Securities Act subsequently adopted by the SEC, which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.  In the event the Company at any time is not a “foreign private issuer” for purposes of Rule 3b-4 under the Exchange Act, the term “Form F-3” shall be read to include Form S-3 under the Securities Act or any successor or comparable form.

3.3                               Demand Registration.

(a)                                 Request by Holders.  If the Company shall at any time not earlier than six (6) months after an initial underwritten public offering of its Ordinary Shares, receive a written request from the Holders of at least ten percent (10%) of the Registrable Securities then outstanding that the Company file a registration statement under the Securities Act covering the registration of Registrable Securities pursuant to this Section 3.3, then the Company shall, within ten (10) business days of the receipt of such written request, give written notice of such request (“Request Notice”) to all Holders, and use its best efforts to effect, as soon as practicable, the registration under the Securities Act of all Registrable Securities that Holders request to be registered and included in such registration by written notice given by such Holders to the Company within twenty (20) days after their receipt of the Request Notice, subject only to the limitations of this Section 3.3; provided that the Company shall not be obligated to effect any such registration if the Company has, within the six (6) month period preceding the date of such request, already effected a registration under the Securities Act pursuant to this Section 3.3 or Section 3.5, or in which the Holders had an opportunity to participate pursuant to the provisions of Section 3.4, other than a registration from which the Registrable Securities of Holders have been excluded (with respect to all or any portion of the Registrable Securities that the Holders requested be included in such registration) pursuant to the provisions of Section 3.4(a).

(b)                                 Underwriting.  If the Holders initiating the registration request under this Section 3.3 (“Initiating Holders”) intend to distribute the Registrable Securities covered by their request by means of an underwriting, then they shall so advise the Company as a part of their request made pursuant to this Section 3.3 and the Company shall include such information in the Request Notice referred to in subsection 3.3(a).  In the event of an underwritten offering, the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein.  All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting by a majority in interest of the Initiating Holders and reasonably acceptable to the Company.  Notwithstanding any other provision of this Section 3.3, if the underwriter(s) advise(s) the Company in writing that marketing factors require a limitation of the number of securities to be underwritten, then the Company shall so advise all Holders of Registrable Securities which would otherwise be registered and underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be reduced as required by the underwriter(s) and allocated among the Holders of Registrable Securities on a pro rata basis according to the number of Registrable Securities then outstanding held by each Holder requesting registration (including the Initiating Holders); provided, however, that the right of the underwriter(s) to exclude the Registrable Securities from the registration and underwriting as described above shall be restricted so that (i) the number of Registrable Securities of Investors included in any such registration is not reduced below thirty percent (30%) of the aggregate number of Registrable Securities for which inclusion has been requested, even if this will cause the Company to reduce the number of shares it wishes to offer; and (ii) all shares that are not Registrable Securities that the Company intends on including in such registration or are held

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by any other person, including, without limitation, any person who is an employee, officer or director of the Company (or any Subsidiary of the Company) shall first be entirely excluded from such registration and underwriting before any Registrable Securities of Investors are so excluded.  If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter(s), delivered at least ten (10) business days prior to the effective date of the registration statement.  Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.  For any Holder that is a partnership, the Holder and the partners and retired partners of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons, and for any Holder that is a corporation, the Holder and all corporations that are affiliates of such Holder, shall be deemed to be a single “Holder,” and any pro rata reduction with respect to such “Holder” shall be based upon the aggregate amount of Registrable Securities owned by all entities and individuals included in such “Holder,” as defined in this sentence.

(c)                                  Maximum Number of Demand Registrations.  The Company shall have no obligation to effect more than two (2) registrations pursuant to this Section 3.3.

(d)                                 Deferral.  Notwithstanding the foregoing, if the Company shall furnish to Holders requesting the filing of a registration statement pursuant to this Section 3.3, a certificate signed by the President or Chief Executive Officer of the Company stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its shareholders for such registration statement to be filed, then the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the Initiating Holders; provided, however, that the Company may not utilize this right more than once in any twelve (12) month period; provided further that during such ninety (90) day period, the Company shall not file any registration statement pertaining to the public offering of any securities of the Company.

(e)                                  Expenses.  The Company shall pay all reasonable and customary expenses (excluding only underwriters’ discounts and commissions relating to the Registrable Securities sold by the Holders) incurred in connection with any registration pursuant to this Section 3.3, including without limitation all U.S. federal, “blue sky” and all foreign registration, filing and qualification fees, printer’s and accounting fees, and reasonable fees and expenses (including disbursements) of one outside counsel for all the Holders.  Each Holder participating in a registration pursuant to this Section 3.3 shall bear such Holder’s proportionate share (based on the total number of shares sold in such registration other than for the account of the Company) of all discounts, and commissions or other amounts payable to underwriter(s) or brokers, in connection with such offering by the Holders.  Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to this Section 3.3 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered, unless the Holders of a majority of the Registrable Securities then outstanding agree that such registration constitutes the use by the Holders of one (1) demand registration pursuant to this Section 3.3 (in which case such registration shall also constitute the use by all Holders of Registrable Securities of one (1) such demand registration); provided, however, that if at the time of such withdrawal, the Holders have learned of a material adverse change in the condition, business, or prospects of the Company not known to the Holders at the time of their request for such registration and have withdrawn their request for registration with reasonable promptness after learning of such material adverse change, then the Holders shall not be required to pay any of such expenses and such registration shall not constitute the use of a demand registration pursuant to this Section 3.3.

3.4                               Piggyback Registrations.  The Company shall notify all Holders of Registrable Securities in writing at least thirty (30) days prior to filing any registration statement under the Securities Act for

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purposes of effecting a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating to any registration under Section 3.3 or Section 3.5 of this Agreement or to any employee benefit plan or a corporate reorganization) and will afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder.  Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by such Holder shall, within twenty (20) days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement.  If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

(a)                                 Underwriting.  If a registration statement under which the Company gives notice under this Section 3.4 is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities.  In such event, the right of any such Holder’s Registrable Securities to be included in a registration pursuant to this Section 3.4 shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein.  All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected by the Company for such underwriting.  Notwithstanding any other provision of this Agreement, if the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated, first, to the Company, and second, to each of the Holders requesting inclusion of their Registrable Securities in such registration statement on a pro rata basis based on the total number of Registrable Securities then held by each such Holder; provided, however, that the right of the underwriter(s) to exclude shares (including Registrable Securities) from the registration and underwriting as described above shall be restricted so that (i) the number of Registrable Securities included in any such registration is not reduced below thirty percent (30%) of the aggregate number of Registrable Securities of Investors for which inclusion has been requested, even if this will cause the Company to reduce the number of shares it wishes to offer; and (ii) all shares that are not Registrable Securities of Investors and are held by any other person, including, without limitation, any person who is an employee, officer or director of the Company (or any Subsidiary of the Company) shall first be excluded from such registration and underwriting before any Registrable Securities are so excluded.  If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter(s), delivered at least ten (10) business days prior to the effective date of the registration statement.  Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.  For any Holder that is a partnership, the Holder and the partners and retired partners of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons, and for any Holder that is a corporation, the Holder and all corporations that are affiliates of such Holder, shall be deemed to be a single “Holder,” and any pro rata reduction with respect to such “Holder” shall be based upon the aggregate amount of Registrable Securities carrying registration rights owned by all entities and individuals included in such “Holder,” as defined in this sentence.

(b)                                 Expenses.  The Company shall pay all reasonable and customary expenses (excluding only underwriters’ and brokers’ discounts and commissions relating to shares sold by the

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Holders) incurred in connection with a registration pursuant to this Section 3.4, including, without limitation all U.S. federal, “blue sky” and all foreign registration, filing and qualification fees, printers’ and accounting fees, and reasonable fees and expenses (including disbursements) of one outside counsel for all the Holders.

(c)                                  Not Demand Registration.  Registration pursuant to this Section 3.4 shall not be deemed to be a demand registration as described in Section 3.3 above.  Except as otherwise provided herein, there shall be no limit on the number of times the Holders may request registration of Registrable Securities under this Section 3.4.

3.5                               Form F-3 Registration.  After its initial public offering, the Company shall use its best efforts to qualify for registration on Form F-3 or any comparable or successor form as early as possible and use best efforts to maintain such qualification thereafter.  If the Company is qualified to use Form F-3, any Holder or Holders shall have a right to request at any time from time to time (such request shall be in writing) that the Company effect a registration on either Form F-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, and upon receipt of each such request, the Company will:

(a)                                 Notice.  Promptly give written notice of the proposed registration and the Holder’s or Holders’ request therefor, and any related qualification or compliance, to all other Holders of Registrable Securities; and

(b)                                 Registration.  As soon as practicable, effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holder’s or Holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request given within twenty (20) days after the Company provides the notice contemplated by Section 3.5(a); provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 3.5:

(i)                                     if Form F-3 becomes unavailable for such offering by the Holders;

(ii)                                  if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public of less than US $5,000,000;

(iii)                               if the Company has, within the six (6) month period preceding the date of such request, already effected a registration under the Securities Act other than a registration from which the Registrable Securities of Holders have been excluded (with respect to all or any portion of the Registrable Securities the Holders requested be included in such registration) pursuant to the provisions of Section 3.4(a); or

(iv)                              in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

(c)                                  Expenses.  The Company shall pay all reasonable expenses (excluding only underwriters’ or brokers’ discounts and commissions relating to shares sold by the Holders) incurred in connection with each registration requested pursuant to this Section 3.5, including without limitation all U.S. federal, “blue sky” and all foreign registration, filing and qualification fees, printers’ and accounting

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fees, and reasonable fees and expenses (including disbursements) of one outside counsel for all the Holders.

(d)                                 Maximum Frequency.  Except as otherwise provided herein, there shall be no limit on the number of times the Holders may request registration of Registrable Securities under this Section 3.5 except that such registration shall not be requested for more than twice within any twelve (12) month period.

(e)                                  Deferral.  Notwithstanding the foregoing, if the Company shall furnish to Holders requesting the filing of a registration statement pursuant to this Section 3.5, a certificate signed by the President or Chief Executive Officer of the Company stating that in the good faith judgment of the Board, it would be materially detrimental to the Company and its shareholders for such Form F-3 registration statement to be filed, then the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the initiating Holders; provided, however, that the Company may not utilize this right more than once in any twelve (12) month period; provided further that during such ninety (90) day period, the Company shall not file any registration statement pertaining to the public offering of any securities of the Company.

(f)                                   Not Demand Registration.  Form F-3 registrations shall not be deemed to be demand registrations as described in Section 3.3 above.

(g)                                  Underwriting.  If the requested registration under this Section 3.5 is for an underwritten offering, the provisions of Section 3.3(b) shall apply mutatis mutandis.

If the Company fails to perform any of the Company’s obligations set forth above in this Section 3.5 relating to a demand registration made pursuant to Section 3.3, such registration shall not constitute the use of a demand registration under Section 3.3.

3.6                               Obligations of the Company.  Whenever required to effect the registration of any Registrable Securities under this Agreement the Company shall, as expeditiously as reasonably possible:

(a)                                 Registration Statement.  Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective, and keep any such registration statement effective for a period of one hundred eighty (180) days or until the Holder or Holders have completed the distribution described in the registration statement relating thereto, whichever occurs first (provided, however, that before filing a registration statement or prospectus or any amendments or supplements thereto, or comparable statements under securities or state “blue sky” laws of any jurisdiction, or any free writing prospectus related thereto, the Company will furnish to counsel for the Holders participating in the planned offering and to counsel for the lead underwriter, if any, copies of all such documents proposed to be filed (including all exhibits thereto), which documents will be subject to the reasonable review and reasonable comment of such counsel, and the Company shall not file any registration statement or amendment thereto, any prospectus or supplement thereto or any free writing prospectus related thereto to which the Holders of a majority of the Registrable Securities covered by such registration statement or the underwriters, if any, shall reasonably object);

(b)                                 Amendments and Supplements.  Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

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(c)                                  Prospectuses.  Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration;

(d)                                 Blue Sky.  Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or “blue sky” laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(e)                                  Underwriting.  In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement in usual and customary form, with the managing underwriter(s) of such offering.  Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement;

(f)                                   Notification.  Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

(g)                                  Opinion and Comfort Letter.  Furnish, at the request of any Holder requesting registration of Registrable Securities, on the date that such Registrable Securities are delivered to the underwriter(s) for sale, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated as of such date as such opinions are customarily dated, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (ii) a “comfort” letter, dated as of such date as such comfort letters are customarily dated, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities;

(h)                                 Correspondence.  Deliver promptly to each Holder participating in the offering and each underwriter, if any, copies of all correspondence between the SEC and the Company, its counsel or auditors and all memoranda relating to discussions with the SEC or its staff with respect to the registration statement, and, upon receipt of such confidentiality agreements as the Company may reasonably request, make reasonably available for inspection by any selling Holder covered by such registration statement, by any underwriter, if any, participating in any disposition to be effected pursuant to such registration statement and by any attorney, accountant or other agent retained by any such Holder or any such underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company;

(i)                                     Unrestricted Share Certificates.  Cooperate with the selling Holders of Registrable Securities and the underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends, and

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enable such Registrable Securities to be in such lots and registered in such names as the underwriters may request at least two (2) business days prior to any delivery of Registrable Securities to the underwriters and instruct any transfer agent and registrar of Registrable Securities to release any stop transfer orders in respect thereof;

(j)                                    Registrar.  Provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(k)                                 Depository Bank and Custodian.  To the extent necessary or advisable, facilitate the offer and sale of such Registrable Securities in depositary receipt and provide a depositary bank and custodian with respect to the depositary shares and the underlying Registrable Securities; and

(l)                                     Deemed Underwriter.  To the extent that any of the Holders is deemed to be an underwriter of Registrable Securities pursuant to any SEC comments or policies, the Company agrees that (1) the indemnification and contribution provisions contained in Section 3.8 shall be applicable to the benefit of such Holders in their role as deemed underwriter in addition to their capacity as a Holder and (2) the Holders shall be entitled to conduct the due diligence which they would normally conduct in connection with an offering of securities registered under the Act, including without limitation receipt of customary opinions and comfort letters.

3.7                               Furnish Information.  It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 3.3, 3.4 or 3.5 that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as shall be reasonably necessary or advisable to timely effect the Registration or other qualification of their Registrable Securities.

3.8                               Indemnification.  In the event any Registrable Securities are included in a registration statement under Sections 3.3, 3.4 or 3.5:

(a)                                 By the Company.  To the extent permitted by law, the Company will indemnify and hold harmless each Holder, its partners, members, employees, officers, directors, legal counsel, any underwriter (as determined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other applicable law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, a “Violation”):

(i)                                     any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto or any free writing prospectus utilized in connection therewith;

(ii)                                  the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading;

(iii)                               any untrue statement or alleged untrue statement of a material fact in the information conveyed to any purchaser at the time of the sale of such Registrable Securities to such purchaser, or the omission or alleged omission to state therein a material fact required to be stated therein; or

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(iv)                              any violation or alleged violation of the Securities Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or other applicable securities law in connection with the offering covered by such registration statement;

and the Company will reimburse each such Holder, its partner, member, employee, officer, director, legal counsel, underwriter or controlling person for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection 3.8(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent (and only to the extent) that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, underwriter or controlling person of such Holder.

(b)                                 By Selling Holders.  To the extent permitted by law, each selling Holder will, severally and not jointly, indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder’s partners, directors, officers, legal counsel or any person who controls such Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, legal counsel, controlling person, underwriter or other such Holder, partner or director, officer or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other applicable law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Holder, partner, officer, director or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this subsection 3.8(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that the total amounts payable in indemnity by a Holder under this subsection 3.8(b) in respect of any Violation shall not exceed the net proceeds received by such Holder in the registered offering out of which such Violation arises.

(c)                                  Notice.  Promptly after receipt by an indemnified party under this Section 3.8 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 3.8, deliver to the indemnifying party a written notice of the commencement thereof (a “Claim Notice”) and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding.  The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such

20

indemnifying party of liability to the indemnified party under this Section 3.8 to the extent (and only to the extent) the indemnifying party is prejudiced as a result thereof, but the omission so to deliver written notice to the indemnified party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 3.8.

(d)                                 Contribution.  In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any Holder exercising rights under this Agreement, or any controlling person of any such Holder, makes a claim for indemnification pursuant to this Section 3.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 3.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling Holder or any such controlling person in circumstances for which indemnification is provided under this Section 3.8; then, and in each such case, the Company and such Holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such Holder is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by and sold under the registration statement bears to the public offering price of all securities offered by and sold under such registration statement, and the Company and other selling Holders are responsible for the remaining portion; provided, however, that, in any such case: (A) no such Holder will be required to contribute any amount in excess of the net proceeds received by such Holder pursuant to such registration statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

(e)                                  Survival.  The obligations of the Company and Holders under this Section 3.8 shall survive the completion of any offering of Registrable Securities in a registration statement, regardless of the expiration of any statutes of limitation or extensions of such statutes.

3.9                               Rule 144 Reporting.  With a view to making available to the Holders the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its best efforts to:

(a)                                 Make and keep public information available, as those terms are understood and defined in Rule 144 or any similar or analogous rule promulgated under the Securities Act, at all times after the effective date of the first registration filed by the Company for an offering of its securities to the general public;

(b)                                 File with the SEC, in a timely manner, all reports and other documents required of the Company under the Securities Act or the Exchange Act, at all times after the effective date of the first registration under the Securities Act filed by the Company; and

(c)                                  So long as a Holder owns any Registrable Securities, furnish to such Holder forthwith upon request, (i) a written statement by the Company as to its compliance with the reporting requirements of Rule 144 and of the Exchange Act (at any time after it has become subject to such reporting requirements), (ii) a copy of the most recent annual, interim, quarterly or other report of the Company and (iii) such other reports and documents as a Holder may reasonably request availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.

3.10                        Termination of the Company’s Obligations.  Notwithstanding the foregoing, the Company shall have no obligations pursuant to Sections 3.3, 3.4 or 3.5 with respect to any Registrable

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Securities proposed to be sold by a Holder in a registered public offering (i) five (5) years after the consummation of a Qualified IPO or (ii) if, in the opinion of counsel to the Company, all such Registrable Securities proposed to be sold by a Holder may then be sold under Rule 144 in one transaction without exceeding the volume limitations thereunder, assuming such Holder is an affiliate for purposes of Rule 144.

3.11                        No Registration Rights to Third Parties.  Without the prior written consent of the Holders of not less than eighty percent (80%) of the Registrable Securities then outstanding, the Company covenants and agrees that it shall not grant, or cause or permit to be created, for the benefit of any person or entity any registration rights of any kind (whether similar to the demand, “piggyback” or Form F-3 registration rights described in this Section 3, or otherwise) relating to any shares or other securities of the Company, other than rights that are subordinate to the rights of the Holders hereunder; provided, however, that additional Holders may execute an Adherence Agreement without such approval of the existing Holders.

3.12                        “Market Stand-Off” Agreement.  Each Holder hereby agrees that, if and to the extent requested by the lead underwriter of securities of the Company in connection with a registration relating to a specific proposed public offering (other than a registration on Form S-8 or a related or successor form relating solely to an employee benefit plan or a registration on Form S-4 or a related or successor form relating solely to a transaction under SEC Rule 145), such Holder will, subject to the following conditions, enter into a lock-up or standoff agreement in customary form (subject to the following conditions) under which such Holder agrees not to sell or otherwise Transfer any Registrable Securities or other shares of the Company owned by such Holder as of the date of such registration for up to one hundred eighty (180) days following the effective date of the related registration statement.  The obligations of each Holder under this Section 3.12 are subject to the following conditions:  (i) the lockup or standoff agreement applies only to the first registration statement of the Company which covers securities to be sold on its behalf to the public in an underwritten offering, but not to Registrable Securities actually sold pursuant to such registration statement; (ii) such Holder is reasonably satisfied that all directors, officers and holders of one percent (1%) or more of any class of securities of the Company are bound by substantially identical restrictions; (iii) the lockup or standoff agreement provides that if any securities of the Company are to be excluded or released in whole or part from such restrictions, the underwriter shall so notify each Holder and each Holder shall be excluded or released, in proportionate amounts to the extent of the exclusion or release, prior to any other holder of the Company’s securities, including directors, officers or holders of one percent (1%) or more of any class of securities of the Company subject to such restrictions; and (iv) the lockup or standoff agreement by its terms permits Transfers of Registrable Securities by any Holder to any Affiliate of such Holder during the restricted period, provided that such Affiliate executes a lock-up or standoff agreement substantively identical to that signed by the Transferring Holder.  The Company may impose a stop-transfer instruction with respect to Registrable Securities subject to any such lockup or standoff agreement but shall remove such instruction immediately upon expiration of the underlying restrictions.

4.                                      PRE-EMPTIVE RIGHTS FOR NEW SECURITIES.

4.1                               General.  Each of the Investors (each Investor being hereinafter referred to as a “Pre-Emptive Rights Holder”) shall have the right of first refusal to purchase such Pre-Emptive Rights Holder’s Pro Rata Share (as defined below) of all New Securities (as defined in Section 4.3) that the Company may from time to time issue after the date of this Agreement (the “Pre-Emptive Rights For New Securities”).  The issuance of New Securities shall be determined by the Board subject to any additional applicable approvals required under applicable law, the Amended M&AA or Section 9.  For the sake of clarity, except for the obligations of Giosis and Mecox set forth in the Subscription and Contribution Agreement, no Investor shall have any obligation to make any additional capital contribution

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to the Company or its Subsidiaries after the date hereof except as expressly set forth in a separate signed agreement with such Investor entered into after the date hereof.

4.2                               Pro Rata Share.  A Pre-Emptive Rights Holder’s “Pro Rata Share” for purposes of the Pre-Emptive Rights For New Securities is the ratio of (a) the number of Ordinary Share Equivalents then held by such Pre-Emptive Rights Holder, to (b) the total number of Ordinary Share Equivalents then outstanding held by all Pre-Emptive Rights Holders immediately prior to the issuance of New Securities giving rise to the Pre-Emptive Rights For New Securities.

4.3                               New Securities.  “New Securities” shall mean any Shares issued after the Effective Date, provided, however, that the term “New Securities” shall not include:

(a)                                 in the aggregate up to 4,166,667 Ordinary Shares (and/or options or warrants therefor) (proportionally adjusted to reflect any share dividends, share splits or similar transactions) reserved for issuance to participants of the Equity Incentive Plan (as defined below) (such number includes issuances of options and/or Ordinary Shares prior to the date hereof pursuant to the Equity Incentive Plan);

(b)                                 any Conversion Shares issued upon conversion of the Preferred Shares;

(c)                                  any securities issued in connection with any share split, share dividend or other similar event;

(d)                                 any securities issued upon the exercise, conversion or exchange of any outstanding securities if such outstanding security constituted a New Security provided that the initial issuance of such New Security shall have complied with the terms of this Section 4;

(e)                                  any securities issued as consideration in any acquisition by the Company or any of its Subsidiaries of any securities or assets of any other person, as approved by the Board and in accordance with any consent rights set forth in Section 9; and

(f)                                   any securities offered in a Qualified IPO.

4.4                               Procedures.

(a)                                 Pre-Emptive Rights Notice.  In the event that the Company proposes to undertake an issuance of New Securities (in a single transaction or a series of related transactions), it shall give to each Pre-Emptive Rights Holder written notice of its intention to issue New Securities (the “Pre-Emptive Rights Notice”), describing the amount and the type of New Securities and the price and the terms upon which the Company proposes to issue such New Securities.  Each Pre-Emptive Rights Holder shall have thirty (30) days from the date of receipt of any such Pre-Emptive Rights Notice to agree in writing to purchase up to all of such Pre-Emptive Rights Holder’s Pro Rata Share of such New Securities for the price and upon the terms and conditions specified in the Pre-Emptive Rights Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Pre-Emptive Rights Holder’s Pro Rata Share).  If any Pre-Emptive Rights Holder fails to so agree in writing within such forty five (45) day period to purchase such Pre-Emptive Rights Holder’s full Pro Rata Share of an offering of New Securities, then such Pre-Emptive Rights Holder shall forfeit the right hereunder to purchase that part of its Pro Rata Share of such New Securities that it did not so agree to purchase.

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(b)                                 Second Pre-Emptive Rights Notice; Oversubscription.  If any Pre-Emptive Rights Holder fails to exercise its Pre-Emptive Rights For New Securities in accordance with subsection (a) above, the Company shall promptly give notice (the “Second Pre-Emptive Rights Notice”) to other Pre-Emptive Rights Holders who exercised their Pre-Emptive Rights For New Securities (the “Exercising Holders”) in accordance with subsection (a) above.  Each Exercising Holder shall have ten (10) business days from the date of receipt of the Second Pre-Emptive Rights Notice (the “Second Pre-Emptive Rights Period”) to notify the Company of its desire to purchase more than its Pro Rata Share of the New Securities, stating the number of the additional New Securities it proposes to buy.  Such notice may be made by telephone if confirmed in writing within two (2) business days.  If as a result thereof, such oversubscription exceeds the total number of the remaining New Securities available for purchase, the oversubscribing Exercising Holders will be cut back by the Company with respect to their oversubscriptions to that number of remaining New Securities equal to the product obtained by multiplying (i) the number of the remaining New Securities available for subscription by (ii) a fraction the numerator of which is the number of Ordinary Share Equivalents held by each oversubscribing Exercising Holder and the denominator of which is the total number of Ordinary Share Equivalents held by all the oversubscribing Exercising Holders.  Each oversubscribing Exercising Holder shall be obligated to buy such number of additional New Securities as determined by the Company pursuant to this subsection (b) and the Company shall so notify the Exercising Holders within fifteen (15) business days of the date of the Second Pre-Emptive Rights Notice.

4.5                               Failure to Exercise.  Upon the expiration of the Second Pre-Emptive Rights Period, or in the event no Pre-Emptive Rights Holder exercises the Pre-Emptive Rights For New Securities, after thirty (30) days following the delivery of the Pre-Emptive Rights Notice, the Company shall have ninety (90) days thereafter to sell the New Securities described in the Pre-Emptive Rights Notice (with respect to which the Pre-Emptive Rights Holders’ Pre-Emptive Rights For New Securities hereunder were not exercised) at the same or higher price and upon non-price terms not more favorable to the purchasers thereof than specified in the Pre-Emptive Rights Notice.  In the event that the Company has not issued and sold such New Securities within such 90 day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Pre-Emptive Rights Holders pursuant to this Section 4.

4.6                               Adherence Agreement.  Any purchaser of New Securities issued and sold pursuant to this Section 4, if not already a party to this Agreement, shall, on or before the issuance and sale of the New Securities to it or him, agree to abide by this Agreement by executing an Adherence Agreement.

4.7                               Termination.  This Section 4 shall terminate upon completion of a Qualified IPO or a Complete Change of Control Transaction.

5.                                      RIGHTS OF FIRST REFUSAL AND CO-SALE RIGHT.

5.1                               Rights of First Refusal in respect of Transfer by Shareholders (other than Investors) holding Ordinary Shares.

(a)                                 Notice of Sale.  If any Shareholder (a “Selling Shareholder”) proposes to Transfer any Shares held by such Selling Shareholder (collectively, the “Transfer Shares”), then the Selling Shareholder may not Transfer any such Transfer Shares unless it complies with this Section 5.1 and Section 5.2.  The Selling Shareholder shall promptly give written notice (the “Transfer Notice”) to the Company and to each of the Investors describing in reasonable detail the proposed Transfer including, without limitation, the number of Transfer Shares, the nature of such Transfer, the price per share to be paid, and the name and the address of each prospective purchaser or transferee.  The Transfer Notice shall certify that the Selling Shareholder has received a firm offer from each prospective purchaser or

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transferee and in good faith believes a binding agreement for such transfer is obtainable on the terms set forth in the Transfer Notice. The Transfer Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed transfer, if applicable.

(b)                                 Notice of Purchase.  Each of the Investors shall have thirty (30) days from the date of receipt of the Transfer Notice to agree to purchase all or any part of the Investor’s Pro Rata ROFR Share of the Transfer Shares for the price and upon the terms and conditions specified in the Transfer Notice (or the actual terms of the proposed Transfer, if more favorable to the proposed transferee), by giving written notice to the Selling Shareholder stating therein the number of Transfer Shares to be purchased.  A failure by the Investor to respond within such thirty (30) day period shall be deemed to constitute a decision by such Investor not to exercise its right to purchase all or any of the Transfer Shares as provided herein.

(c)                                  Pro Rata ROFR Share.  An Investor’s “Pro Rata ROFR Share” of a specified quantity of Shares proposed to be Transferred means the specified quantity of Transfer Shares multiplied by a fraction equal to (i) the number of Ordinary Share Equivalents then held by such Investor, divided by (ii) the total number of Ordinary Share Equivalents then held by all Investors (excluding, for the sake of clarity, an Investor who is a Selling Shareholder).

(d)                                 Non-Exercise.  Subject to the provisions of Section 5.2, in the event the Investor(s) fail to agree to purchase all of Transfer Shares within the respective periods given above, the Selling Shareholder shall have ninety (90) days from the date of delivery of the Transfer Notice to the Company and each of the Investors to Transfer the Transfer Shares not so purchased at the price and upon terms and conditions no more favorable to the transferee than specified in the original Transfer Notice.  In the event that the Selling Shareholder has not Transferred the Transfer Shares within this ninety (90) day period, the Selling Shareholder shall not thereafter Transfer any Shares without first offering such shares to the Investors in the manner provided in Section 5.1(a) above.

5.2                               Investors’ Co-Sale Rights.

(a)                                 Co-Sale Right.  Notwithstanding Section 5.1(d), each Investor shall have the right, exercisable upon written notice to the Selling Shareholder, with a copy to the Company, within thirty (30) days after receipt of the Transfer Notice (defined in Section 5.1 above), to participate in the Transfer of any Transfer Shares that the Investors have not agreed to purchase pursuant to Section 5.1 hereof, on the same terms and conditions indicated in the Transfer Notice (or the actual terms of the proposed Transfer, if more favorable to the Investor).  A failure by the Investor to respond within such thirty (30) day period shall be deemed to constitute a decision by such Investor not to exercise its right of co-sale as provided herein.  To the extent one or more of the Investors exercise such co-sale right in accordance with the terms and conditions set forth below, the number of Transfer Shares that the Selling Shareholder may Transfer in the transaction shall be correspondingly reduced.  The foregoing co-sale right of each Investor shall be subject to the following terms and conditions:

(i)                                     Each Investor may sell all or any part of its Pro Rata Co-Sale Share of Transfer Shares;

(ii)                                  If any Investor should sell all or any part of its Pro Rata Co-Sale Share of Transfer Shares to any third party, then the Selling Shareholder may Transfer its Shares only if such third party purchases the Investor’s Shares on no less favorable terms and conditions applicable to the Selling Shareholder; and

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(iii)                               Each Investor shall effect its participation in the sale by promptly delivering to the Selling Shareholder, with a copy to the Company, for Transfer to the prospective purchaser share certificates in respect of all Shares to be sold and a transfer form signed by the Investor, which indicates the type and number of Shares which such Investor elects to sell (which shall be required to be the same type as the Transfer Shares provided that if the Transfer Shares are Ordinary Shares, an Investor may elect to Transfer Preferred Shares to the extent that such Investor does not have Ordinary Shares to Transfer);

provided, however, that if the prospective purchaser objects to the delivery of Ordinary Share Equivalents in lieu of Ordinary Shares, such Investor shall convert such Ordinary Share Equivalents into Ordinary Shares and deliver Ordinary Shares as provided in Section 5.2(a)(iii) above.  The Company agrees to make any such conversion concurrent with the actual Transfer of such shares to the purchaser.

(b)                                 Pro Rata Co-Sale Share.  An Investor’s “Pro Rata Co-Sale Share” of a specified quantity of Transfer Shares proposed to be Transferred means the specified quantity of Transfer Shares multiplied by a fraction equal to (i) the total number of Ordinary Share Equivalents then held by such Investor, divided by (ii) the total number of Ordinary Share Equivalents held by the Selling Shareholder (to the extent such Selling Shareholder is not an Investor), (iii) plus the total number of Ordinary Share Equivalents then held by all Investors.

(c)                                  Procedure at Closing.  The Shares which each Investor elects to sell pursuant to its right of co-sale hereunder (as evidenced by the certificate or certificates that such Investor delivers to the Selling Shareholder pursuant to Section 5.2(a)(iii)) shall be Transferred to the prospective purchaser in consummation of the sale of the Transfer Shares pursuant to the terms and conditions specified in the Transfer Notice (or the actual terms of the proposed Transfer, if more favorable to the Investor), and the Selling Shareholder shall concurrently therewith remit to such Investor that portion of the sale proceeds to which such Investor is entitled by reason of its participation in such sale.  To the extent that any prospective purchaser or purchasers prohibit such assignment or otherwise refuse to purchase shares or other securities from an Investor exercising its rights of co-sale hereunder, the Selling Shareholder shall not Transfer to such prospective purchaser or purchasers any Transfer Shares unless and until, simultaneously with such Transfer, the Selling Shareholder shall purchase such shares or other securities from such Investor.  In selling their Shares pursuant to their co-sale right hereunder, the Investors shall not be required to give any representations or warranties with respect to their Shares to be sold except to confirm their good title over the Shares and the other representations and warranties set forth in Section 5.5 below.

(d)                                 Non-Exercise.  To the extent the Investors do not elect to participate in the sale of Transfer Shares subject to the Transfer Notice, the Selling Shareholder may, within ninety (90) days following delivery to the Company and each of the Investors of the Transfer Notice, conclude a Transfer of the Transfer Shares covered by the Transfer Notice and not elected to be purchased by the Investors, on terms and conditions not more favorable to the transferor than those described in the Transfer Notice.  Any proposed Transfer on terms and conditions more favorable than those described in the Transfer Notice, as well as any subsequent proposed Transfer of any Shares by the Selling Shareholder, shall again be subject to the co-sale rights of the Investors and shall require compliance by the Selling Shareholder with the procedures described in this Section 5.2.

5.3                               Transfers to Competitors.  If a Selling Shareholder proposes to Transfer to any of the Company’s Competitors any Transfer Shares held by such Selling Shareholder, then the Selling Shareholder may not Transfer any such Transfer Shares unless it obtains the prior approval of a majority of the Board and the approval of each Material Shareholder.  If a Selling Shareholder proposes to Transfer to any of the direct competitors of a Material Shareholder any Transfer Shares held by such Selling

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Shareholder, then the Selling Shareholder may not Transfer any such Transfer Shares unless it obtains the prior approval of a majority of the Board and the approval of such Material Shareholder.  The Selling Shareholder shall promptly give written notice (the “Competitor Transfer Notice”) to the Company and to each of the Material Shareholders the Transfer Notice together with a detailed description of the name, address and business of each prospective purchaser or transferee.  This Section 5.3 shall not apply to Transfers pursuant to a Sale Event provided such Sale Event is approved by the Board and approvals pursuant to Section 9 are obtained.

5.4                               Exemptions from Restrictions on Transfer. Any Transfer of any issued and outstanding Shares shall be exempt from the Transfer restrictions set forth in Section 5.1 and Section 5.2, so long as the Transfer is (A) with respect to an individual Shareholder who is a natural person, (i) to a legal representative of such transferor upon death of such transferor or after such transferor becomes incapacitated; (ii) by will, intestacy laws or the laws of descent or survivorship; (iii) pursuant to a court order upon the termination of marital relationship of such transferor; or (iv) any Transfer by way of gift for such transferor’s immediate family members (which means his or spouse, biological or adopted children and biological or foster parents) or (B) with respect to a Shareholder that is an entity, to any Subsidiary in which the Investor owns 100% of such Subsidiary’s issued and outstanding share capital; provided that, in the case of clauses (A) or (B) above the transferor shall notify the Company and all Investors of any Transfer made pursuant to this Section 5.4 and the transferee in each Transfer under this Section 5.4(a) agrees to abide by this Agreement by executing an Adherence Agreement. In the event that a transferee no longer qualifies as a permitted transferee pursuant to clauses (A) and (B) of the foregoing sentence, the transferor and transferee shall be obligated to Transfer the Shares back to the transferor or Transfer such Shares to a different transferee that qualifies as a permitted transferee pursuant to clauses (A) and (B) of the foregoing sentence unless the Board unanimously agrees otherwise.  Notwithstanding anything to the contrary contained in this Agreement, in no event shall any of the provisions of this Section 5 apply to the Transfer by Giosis of the Shares held by Giosis to another entity solely owned by one or more of the shareholders and equity incentive holders of Giosis (and/or their Affiliates) (“New Giosis Entity”) in connection with the exercise of such shareholders’ call or put rights pursuant to the Joint Venture Agreement among Giosis, eBay International AG and Giosis Holdings Incorporated (a “Specified Transfer”).  In connection with any Specified Transfer, the New Giosis Entity shall affirm such Transfer is pursuant to such Joint Venture Agreement and that the New Giosis Entity is solely owned by one or more of the shareholders and equity incentive holders of Giosis and the New Giosis Entity shall execute an Adherence Agreement and become a party hereto as an “Investor,” “Shareholder” and shall be deemed for all purposes to be Giosis hereunder.

5.5                               Representations and Warranties Relating to Transfer.  In the event that any Shareholder Transfers Shares pursuant to this Section 5, such Shareholder shall be required to make the following representations and warranties in connection with such Transfer:

(a)                                 such Shareholder has the sole and exclusive ownership of, and good and marketable title to, the Shares being Transferred;

(b)                                 the Shares to be Transferred by such Shareholder are free and clear of all liens and other encumbrances (except as set forth in this Agreement and the Amended M&AA or as provided for under applicable securities laws);

(c)                                  such Shareholder (if a corporation or other non-natural person) has the requisite corporate or other power and authority to enter into the documents required to be executed and delivered by such Shareholder in connection with such Transfer (“Transfer Documents”) and to perform its obligations thereunder.  Its execution, delivery and performance of the Transfer Documents has been duly and validly authorized and approved by all necessary corporate or other entity action.  It has duly

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executed and delivered the Transfer Documents, and the Transfer Documents constitute its legal, valid and binding obligations, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting the rights and remedies of creditors and by general principles of equity;

(d)                                 the execution and delivery of the Transfer Documents to which such Shareholder is a party and the consummation of the transactions contemplated thereby do not and shall not conflict with or result in the breach of any term or provision of, or constitute a default under, (i) any contract or instrument to which such Shareholder is a party or by which it is bound, or (ii) any law applicable to such Shareholder, or the organizational documents of such Shareholder;

(e)                                  no consent, approval or authorization of, or registration, declaration or filing with, any Governmental Authority or any other person is required to be obtained or made by it in connection with the execution, delivery or performance of the Transfer Documents; and

(f)                                   there is no action, cause of action, claim, cease and desist letter, demand, suit, arbitration proceeding, citation, summons, subpoena or investigation of any nature, civil, criminal, regulatory or otherwise, in law or in equity, pending or, to the knowledge of such Shareholder, threatened against or affecting such Shareholder, nor are there any settlement agreements or similar written agreements with any Governmental Authority or outstanding orders, judgments, stipulations, decrees, injunctions, determinations or awards issued by any Governmental Authority against or affecting such Shareholder, in each case that adversely affects such Shareholder’s ability to consummate the transactions contemplated by the Transfer Documents or the performance of such Shareholder’s obligations under any Transfer Document.

5.6                               Termination.  This Section 5 shall terminate upon completion of a Qualified IPO or a Complete Change of Control Transaction.

6.                                      COME ALONG RIGHTS.

6.1                               Come Along Rights.  If, at any time after the Closing, there shall be an offer from a third party not affiliated with the Company or with any of the Investors for a Sale Event to a third party that is not an Affiliate of any Investor which has been approved (“Come Along Election”) by (i) a majority of the Board and (ii) the Investors holding at least a majority of the then aggregate issued and outstanding Ordinary Shares (assuming conversion of the Preferred Shares into Ordinary Shares but excluding any options or warrants not yet exercised) (collectively, the “Selling Investors”), voting as a single class, on an as-converted basis, provided that such offer is primarily for cash or marketable securities, the Selling Investors shall have the right to cause all the other Shareholders to and all the Shareholders shall:

(a)                                 in the event that the approval of such Sale Event is to be brought to a vote at a meeting of the Shareholders, after receiving proper notice of any meeting of Shareholders to vote on the approval of such Sale Event, be present, in person or by proxy, as a holder of Shares, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

(b)                                 vote (in person, by proxy or by action by written consent, as applicable) all Shares as to which it has beneficial ownership in favor of the approval of such Sale Event and in opposition of any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale Event;

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(c)                                  refrain from exercising any dissenters’ rights or rights of appraisal under applicable law at any time with respect to such Sale Event;

(d)                                 Transfer or exchange all of their Shares in connection with such Sale Event on the same terms as appropriate for the type of shares held by such holder; and

(e)                                  execute and deliver all related documentation and take such other action in support of such Sale Event as shall reasonably be requested by the Company or the Selling Investors.

The Come Along Election shall include the right on the part of the Selling Investors to cause all the other Shareholders to approve the Sale Event approved by the Selling Investors and the obligation of all the other Shareholders to approve the Sale Event approved by the Selling Investors (“Approved Sale”); provided, however, that:

(i)                                     the distribution of aggregate consideration received by the Shareholders upon consummation of the Approved Sale shall be in accordance with the liquidating distribution requirements set forth in the Amended M&AA;

(ii)                                  such Shareholder shall only be required to give customary representations and warranties in connection with the Sale Event (as determined in good faith by the Board);

(iii)                               the liability for indemnification, if any, of such Shareholder in the Approved Sale and for the inaccuracy of any representations and warranties made by the Company or its shareholders in connection with such Approved Sale, is several and not joint with any other person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any shareholder of any of identical representations, warranties and covenants provided by all shareholders), and subject to any provisions of the Amended M&AA related to the allocation of the escrow, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Shareholder in connection with such Approved Sale; and

(iv)                              liability shall be limited to such Shareholder’s applicable share (determined based on the respective proceeds payable to each Shareholder in connection with such Approved Sale in accordance with the provisions of the Amended M&AA) of a negotiated aggregate indemnification amount that applies equally to all Shareholders but that in no event exceeds the amount of consideration otherwise payable to such Shareholder in connection with such Approved Sale, except with respect to claims related to fraud by such Shareholder, the liability for which need not be limited as to such Shareholder;

Upon the exercise of a Come Along Election the Company shall provide written notice of such election (the “Come Along Notice”) to all the other Shareholders, including the name and address of the third party acquirer, the aggregate purchase price to be paid by such third party purchaser, the proposed date for the closing of the Approved Sale, and the other material terms and conditions of such Approved Sale.  Upon receipt of a Come Along Notice, each Shareholder shall execute and deliver such instruments of conveyance and Transfer and take such other action, including executing any purchase agreements, merger agreements, indemnity agreements, escrow agreements or related documents as the Selling Investors or the acquirer in such Approved Sale may reasonably require in order to carry out the terms and provisions of this Section 6.

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6.2                               Notwithstanding the foregoing, if the closing date proceeds in cash or marketable securities in connection with an Approved Sale would result in proceeds per Ordinary Share (assuming conversion of the Preferred Shares into Ordinary Shares but excluding any options or warrants not yet exercised) of less than US$15.00 per share (proportionally adjusted to reflect any share dividends, share splits or similar transactions), then such Sale Event shall require the approval of at least two-thirds (2/3) of the then outstanding Ordinary Shares (assuming conversion of the then outstanding Preferred Shares but excluding any options or warrants not yet exercised).

6.3                               Termination.  This Section 6 shall terminate upon completion of a Qualified IPO or a Sale Event.

7.                                      PROHIBITED TRANSFER.

7.1                               Prohibited Transfer.  In the event a Selling Shareholder should Transfer any Shares in disregard or contravention of the Transfer restrictions under Section 5 or Section 7.2 of this Agreement (a “Prohibited Transfer”), the Company shall not give effect to such Prohibited Transfer and such Prohibited Transfer shall be void ab initio.  Without limiting the generality of the preceding sentence, the Company shall refuse to issue new share certificates to the purported transferee of such Prohibited Transfer, and shall not register such purported transferee on the Company’s register of members or otherwise recognize such transferee as a member of the Company.

7.2                               No Share Transfers by Incentive Plan Shareholders.

(a)                                 Except as exempted under Section 5.4 hereof, notwithstanding any provision to the contrary in this Agreement, no Incentive Plan Shareholder shall Transfer any of their Shares (whether held directly or indirectly) before the fourth (4th) anniversary of the Closing or before a Qualified IPO, whichever first to occur, without the prior unanimous approval or written consent of the Board.  The Company shall not give effect to any Transfers of its Shares by any Incentive Plan Shareholder made in violation of this Section 7.2 as provided in Section 7.1.

(b)                                 For the avoidance of doubt, after the expiration of the period referred to in Section 7.2(a) above, all Transfers of Shares by any Incentive Plan Shareholder shall remain subject to the obligations set forth in Section 5 hereof to the extent such provisions remain in effect.

8.                                      ASSIGNMENT.  Notwithstanding anything herein to the contrary, the rights of each Shareholder are transferable prior to a Qualified IPO to any person who holds or is acquiring Shares provided that such transferee satisfies the conditions and thresholds to obtain such rights as set forth in this Agreement; provided, however, that the Company is given written notice at the time of such assignment stating the name and address of the assignee and identifying the securities of the Company as to which the rights in question are being assigned; and, provided further, that any such assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement, including without limitation the provisions of this Section 8, and agree to abide by this Agreement (including the obligations associated with respect to such Shares) by executing an Adherence Agreement.  In no event shall an Investor become an Incentive Plan Shareholder or an Incentive Plan Shareholder become an Investor by virtue of a Transfer or a purchase of Shares.

9.                                      PROTECTIVE PROVISIONS.

9.1                               Acts of the Company Requiring Share Approval of Investors.  Notwithstanding any other section of this Agreement, any action (whether by amendment of the Amended M&AA or otherwise, and whether in a single transaction or a series of related transactions or whether by merger, consolidation or

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otherwise) that effects or approves any of the following transactions by or involving the Company or any of its Subsidiaries shall require the affirmative votes or prior written approvals of (x) each Significant Investor and (y) the Investors (including the Significant Investors) holding at least seventy percent (70%) of the then issued and outstanding Ordinary Shares held by all Investors (assuming conversion of the Preferred Shares but excluding any options or warrants not yet exercised), voting as a single class, on an as-converted basis, in addition to a Board resolution duly passed and any voting requirement required by applicable law or by the Amended M&AA:

(a)                                 Make any alteration or amendment to the Amended M&AA or any charter documents of any of the Company’s Subsidiaries, or amend or change the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of the holders of Preferred Shares, in each case so as to affect the holders of any class of Preferred Shares adversely (it being understood that the authorization and issuance of pari-passu or senior Shares by the Company shall not, by itself, trigger a consent right under this Section 9.1(a));

(b)                                 Re-domicile the Company or any of its Subsidiaries to a different jurisdiction;

(c)                                  Sell or issue Shares or debt securities to any third party who is not then currently a shareholder of the Company that owns or controls a business that is directly competitive with the Company, its Subsidiaries, or any Significant Investor;

(d)                                 Repurchase or redeem any Shares or re-classify any Shares or other securities except for securities repurchased from former employees, officers, directors or other service providers pursuant to agreements under which the Company has the option to repurchase such shares at no greater than cost upon termination of employment or service or other arrangements approved by the Board and in accordance with the Company’s Equity Incentive Plan or similar incentive plan; or

(e)                                  Change the authorized number of directors of the Board.

9.2                               Acts of the Company Requiring Approval of Investor Directors.  Notwithstanding any other section of this Agreement, any action (whether by amendment of the Amended M&AA or otherwise, and whether in a single transaction or a series of related transactions or whether by merger, consolidation or otherwise) that effects or approves any of the following transactions involving the Company or any of its Subsidiaries shall require the affirmative votes or prior written approvals of, in addition to a Board resolution duly passed and any voting requirement required by applicable law or by the Amended M&AA, so long as Mecox holds at least fifteen percent (15%) of the then issued and outstanding Ordinary Shares (assuming conversion of the Preferred Shares but excluding any options or warrants not yet exercised), at least one (1) Mecox Director, and, so long as Giosis holds at least fifteen percent (15%) of the then issued and outstanding Ordinary Shares (assuming conversion of the Preferred Shares but excluding any options or warrants not yet exercised), at least one (1) Giosis Director:

(a)                                 Any (i) joint venture or other partnership involving the Company or any Subsidiary, (ii) formation of a new Subsidiary or (iii) mortgage, pledge, lease, Transfer or disposal of a substantial portion of the assets of the Company or any of its Subsidiaries (with the exception of any security interest or other encumbrance of any kind securing the repayment by the Company of indebtedness for borrowed money incurred without the approval of Investor Directors as permitted pursuant to Section 9.2(i) below);

(b)                                 An initial public offering other than a Qualified IPO;

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(c)                                  Adopt, terminate or amend in any material respect the terms of any equity incentive plan, including the Equity Incentive Plan (including number of options or other securities, vesting period, and exercise price of options or other securities) or approve any grants on non-standard terms or any acceleration of equity incentive awards granted to executive officers;

(d)                                 Make any equity or debt investment in any person;

(e)                                  Approve or make any material change to the scope of the Business of the Company and its Subsidiaries;

(f)                                   Agree to any term or condition that may result in a restriction on the ability of the Company and/or its Subsidiaries to engage in new business in the PRC;

(g)                                  Dismiss Young Bae Ku as the Chief Executive Officer of the Company and or any of its Subsidiaries, amend in any material respect the terms of Young Bae Ku’s employment with the Company (or the corresponding employment agreement with any Subsidiary) or appoint a new Chief Executive Officer;

(h)                                 Declare or pay a dividend (or other distribution of profits by way of capitalization of reserves or otherwise) prior to a Qualified IPO;

(i)                                     Incur indebtedness or create any liability for borrowed money in excess of US $2,000,000 in the aggregate at any time; excluding, however, working capital indebtedness and trade account payables incurred in the ordinary course;

(j)                                    Extend or guarantee any debt or other financial obligation (other than a guarantee of indebtedness permitted under Section 9.2(i)); or

(k)                                 Waive any claim or compromise or settle any lawsuit, administrative matter or other dispute between the Company and/or its Subsidiaries, on the one hand, and one or more Shareholders (or their respective Affiliates), on the other hand.

9.3                               Acts of the Company Requiring Approval of Mecox Director and Giosis Director.  Notwithstanding any other section of this Agreement, any action (whether by amendment of the Amended M&AA or otherwise, and whether in a single transaction or a series of related transactions or whether by merger, consolidation or otherwise) that effects or approves any of the following transactions involving the Company or any of its Subsidiaries shall require the affirmative votes or prior written approvals of, in addition to a Board resolution duly passed and any voting requirement required by applicable law or by the Amended M&AA, so long as Mecox remains a Material Shareholder, at least one (1) Mecox Director, and so long as Giosis remains a Material Shareholder, at least one (1) Giosis Director:

(a)                                 Any acquisition (whether by merger, consolidation or otherwise) by the Company or any Subsidiary;

(b)                                 Any reorganization, liquidation, dissolution or winding-up of the Company or any Subsidiary;

(c)                                  Any Sale Event of the Company or any Subsidiary; or

(d)                                 Any change in the scope of the Business, including the establishment, development or operation of the Business or any other business outside the Territory.

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9.4                               Related Party Transactions.  A transaction, including the adoption, termination and amendment of the terms of any material contracts between the Company and/or any of its Subsidiaries, on the one hand, and a director, officer, Shareholder or their respective Affiliates, on the other hand, shall require the prior unanimous consent of the Board or a majority of the disinterested members of the Board.  The foregoing shall not apply to ordinary course compensation as cash compensation and employment arrangements of the officers and employees of the Company and its Subsidiaries.

9.5                               The Company shall not terminate (or agree to a termination of) (i) the Technology and IP License Agreement, dated [•], 2012, between Giosis and GSH or (ii) the E-Commerce Platform Agreement, dated [•], 2012, between Giosis LLC and GSH, unless the Company obtains the unanimous prior approval of the Board or a majority of the disinterested members of the Board.

9.6                               Termination.  This Section 9 shall terminate upon completion of a Qualified IPO or a Complete Change of Control Transaction.

10.                               BOARD REPRESENTATION RIGHTS; CERTAIN INVESTORS RIGHTS.

10.1                        Board of Directors.  The Amended M&AA shall, upon consummation of the Closing, provide for a Board comprising a maximum of five (5) directors.  Immediately after the Closing, the Board shall be made up of: (A) three (3) directors appointed, or otherwise nominated for appointment, by Giosis, who shall initially be Young Bae Ku, Mark Lee and Allan Kwan; and (B) two (2) directors appointed, or otherwise nominated for appointment, by Mecox who shall initially be Alfred Gu and Herman Yu.

10.2                        Nomination Rights.

(a)                                 Giosis’ Appointment Right.  So long as Giosis remains a Significant Investor, Giosis shall have the right to appoint three (3) individuals to the Board as referred to in Section 10.1.  If Giosis is not a Significant Investor but continues to hold at least ten percent (10%) of the then outstanding Ordinary Shares (assuming conversion of the Preferred Shares but excluding any options or warrants not yet exercised), Giosis shall have the right to appoint two (2) individuals to the Board.  If Giosis does not have a right to appoint members of the Board pursuant to the two preceding sentences but Giosis remains a Material Shareholder, Giosis shall have the right to appoint one (1) individual to the Board.  Giosis shall have the right to remove such persons from the Board and to appoint other individuals to fill any vacancy from time to time (each a “Giosis Director” and together the “Giosis Directors”).  At least one (1) Giosis Director shall have the right but not an obligation to be a member of any committee(s) of the Board.  Each Giosis Director shall be entitled to appoint an alternate to serve in his/her stead at any Board meeting, and such alternate shall be permitted to attend all Board meetings of the Company (including any Board meeting at which the appointing director is also present, in which case the alternate shall attend solely as an observer).  Any vacancy of the three (3) Board seats referred to in this Section 10.2(a) may only be filled by an individual appointed by Giosis for so long as Giosis continues to have such appointment rights.  Giosis may exercise its right to appoint, remove or replace any Giosis Director by giving a written notice to the Company, and such appointment, removal or replacement shall be effective immediately upon service of such written notice to the Company.

(b)                                 Mecox’s Appointment Right.  So long as Mecox holds at least ten percent (10%) of the then outstanding Ordinary Shares (assuming conversion of the Preferred Shares but excluding any options or warrants not yet exercised), Mecox shall have the right to appoint two (2) individuals to the Board as referred to in Section 10.1.  If Mecox does not have the right to appoint members of the Board pursuant to the preceding sentence but Mecox remains a Material Shareholder, Mecox shall have the right to appoint one (1) individual to the Board.  Mecox shall have the right to remove such persons from the

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Board and to appoint other individuals to fill any vacancy from time to time (each a “Mecox Director” and together the “Mecox Directors”).  At least one (1) Mecox Director shall have the right but not an obligation to be a member of any committee(s) of the Board.  Each Mecox Director shall be entitled to appoint an alternate to serve in his/her stead at any Board meeting, and such alternate shall be permitted to attend all Board meetings of the Company (including any Board meeting at which the appointing director is also present, in which case the alternate shall attend solely as an observer).  Any vacancy of the two (2) Board seats referred to in this Section 10.2(b) may only be filled by an individual appointed by Mecox for so long as Mecox continues to have such appointment rights.  Mecox may exercise its right to appoint, remove or replace any Mecox Director by giving a written notice to the Company, and such appointment, removal or replacement shall be effective immediately upon service of such written notice to the Company.

(c)                                  Investor Appointment Right.  In the event that Giosis no longer has the right to appoint directors pursuant to Section 10.2(a) and/or Mecox no longer has the right to appoint directors pursuant to Section 10.2(b), then such number of directors shall be appointed by the Investors holding more than fifty percent (50%) of the Ordinary Shares (including the Ordinary Shares issued or issuable upon conversion of the Preferred Shares) held by all of the Investors and to remove such persons from the Board and to appoint other individuals to fill any vacancy from time to time (the “New Investor Directors”).  Each New Investor Directors shall be entitled to appoint an alternate to serve in his stead at any Board meeting, and such alternate shall be permitted to attend all Board meetings of the Company (including any Board meeting at which the appointing director is also present, in which case the alternate shall attend solely as an observer).  The Investors may exercise their right to appoint, remove or replace any New Investor Director by giving a written notice (signed by or on behalf of all the relevant Investors who are entitled to exercise such appointment right) to the Company, and such appointment, removal or replacement shall be effective immediately upon service of such written notice to the Company.

(d)                                 Obligations of Other Shareholders.  Without prejudice to the foregoing provisions of this Section 10.2, each of the Shareholders shall vote any and all Shares held by them and cause any of its/his designee(s) or nominee(s) on the Board to vote and act in a manner advisable or necessary, and take all such other action advisable or necessary, to cause the election of designees set forth in this Section 10.2.

(e)                                  Vacancies.  Any vacancy resulting from the death, removal or resignation of a director shall be filled only in accordance with Sections 10.2(a), (b) and/or (c) above.

10.3                        Board Quorum; Meetings, Etc.

(a)                                 Quorum.  The Amended M&AA shall provide for a quorum (which shall exist at the time of the voting as well as the attendance of the Board meeting) of the Board of a majority of the directors, comprising of at least one (1) Giosis Director and one (1) Mecox Director; provided, however, that if such quorum cannot be obtained for a Board meeting because of no Giosis Director or Mecox Director being present after one proper notice of a Board meeting has been sent by the Company, then a quorum at the adjourned meeting with proper notice (or any proper adjournments thereof) shall not require the presence of a Mecox Director (if a Mecox Director was not present at the initially called meeting or any prior adjournment) or Giosis Director (if a Giosis Director was not present at the initially called meeting or any adjournment) provided, further, that a quorum shall always require a majority of the directors.

(b)                                 Notices, Minutes and Meetings.  Notices and agendas of Board meetings as well as copies of all board papers shall be sent to all Investors at least fourteen (14) business days prior to the relevant Board meeting and any adjournments shall require at least seven (7) business days prior to the

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relevant adjourned Board meeting.  Minutes of Board meetings shall be sent to Investors within thirty (30) days after the relevant meeting.  The Company shall hold Board meetings at least once per month in each of the first six (6) months after the Closing and at least once per quarter thereafter.

(c)                                  Approval.  Unless otherwise required under applicable law, the Amended M&AA, or Section 9 and Section 10 of this Agreement, all actions of the Board at a meeting shall require the approval of a majority of the directors present.  Each director shall have one (1) vote on each matter that is put to a vote of the Board.  The Chairman of the Board (if any) shall not have a second or casting vote.  Any action required or permitted to be taken at a meeting of the Board may be taken without a meeting if all directors consent to such action in writing.

(d)                                 In General.  Except as otherwise required under applicable law, the Amended M&AA, or Section 9 and Section 10 of this Agreement, the Board shall have full power, discretion and authority to make decisions affecting the Company and to take such actions as it deems necessary or appropriate to accomplish the purposes of the Company as set forth herein.

10.4                        Waiver.  The Company acknowledges that each Investor (and their Affiliates) will likely have, from time to time, information that may be of interest to the Company or the Subsidiaries (“Information”) regarding a wide variety of matters including, by way of example only, (1) an Investor’s technologies, plans and services, and plans and strategies relating thereto, (2) current and future investments an Investor has made, may make, may consider or may become aware of with respect to other companies and other technologies, products and services, including, without limitation, technologies, products and services that may be competitive with those of the Company or its Subsidiaries, and (3) developments with respect to the technologies, products and services, and plans and strategies relating thereto, of other companies, including, without limitation, companies that may be competitive with the Company or any of its Subsidiaries.  Such Information may or may not be known by the Investor Director representing such Investor.  The Company, as a material part of the consideration for this Agreement, agrees that any Investor Director shall not have any duty to disclose any Information to the Company or its Subsidiaries, or permit the Company or any of its Subsidiaries to participate in any projects or investments based on any Information, or to otherwise take advantage of any opportunity that may be of interest to the Company or any of its Subsidiaries if it were aware of such Information, and hereby waives, to the extent permitted by law, any claim based on the corporate opportunity doctrine or that would require any Investor or any Investor Director to disclose any such Information to the Company or any of its Subsidiaries or offer any opportunity relating thereto to the Company or any of its Subsidiaries or, subject to Section 12 below, otherwise that could limit any Investor’s (and their Affiliates’) ability to pursue opportunities based on such Information.

10.5                        Subsidiaries’ Boards.  It is further agreed that the nomination rights set forth in Section 10.2 and the board observer rights set forth in Section 10.9 shall apply mutatis mutandis to the board of directors of the Subsidiaries of the Company, to the extent legally and commercially feasible, and the Company and the Shareholders shall procure that such nominee(s) is appointed to the relevant board of directors.

10.6                        Insurance and Indemnification.  Within ninety (90) days of the Closing, the Company shall use its commercially reasonable efforts to procure and maintain directors and officers insurance for each of the Directors of the Company against any liability for negligence, default, breach of duty or breach of trust and key person liability insurance for an insured amount of not less than US $2,000,000 (or such other higher amount as approved by the Board).  In addition, each Director shall be entitled to enter into a director indemnification agreement with the Company in the form approved by the Board.

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10.7                        Director Expenses.  The Company shall not pay any compensation to any Director of the Company in connection with the performance of their duties as a director but shall reimburse any Directors for all reasonable out-of-pocket expenses incurred in attending Board meetings, including travel, lodging and meal expenses in accordance with the Company’s policies as implemented and updated from time to time.

10.8                        Code of Conduct; Internal Policies.

(a)                                 The Company shall establish, adopt and implement a code of conduct and ethics substantially similar to the Giosis code of conduct and ethics (as may be adjusted by the Company upon the good faith determination of the Board). The Company shall also establish, adopt and implement other internal policies and rules relating to compliance with laws and other customary subject matters.

(b)                                 The Company shall (and shall cause each Subsidiary to), at its own expense, develop, implement, maintain, and operate a robust anti-counterfeiting, anti-fraud, and data security and privacy program and related policies and procedures (the “Compliance Program”). The Compliance Program shall: (i) provide a fully-developed and operational reporting tool through which rights owners can report counterfeit goods or infringement of their rights for evaluation and possible takedown; (ii) provide filters to proactively and automatically remove certain listings based on predefined parameters, including but not limited to blatant counterfeit and/or infringements, and/or the brand of the goods offered for sale; (iii) provide a level of staffing dedicated to the operation and maintenance of the program that is at least sufficient for promptly receiving, promptly reviewing, and taking prompt action on notifications, reports, complaints, and claims received from rights owners, promptly amending policies, and promptly making technical modifications to the tools, and other related processes and grows in proportion to the revenue growth of the Business over time; (iv) provide for counterfeit or infringing goods to be promptly removed from online marketplaces operated by the Company or any of its Subsidiaries; and (v) ensure that the Company and each of its Subsidiaries is and remains in compliance with applicable laws in all jurisdictions in which it is operating.

(c)                                  Within thirty (30) days after the Effective Date, the Company shall submit to the Board detailed documentation describing the Compliance Program, for the Board’s review, comment, and approval.  The Company shall notify the Board of any and all Material Compliance Claims promptly, and in any event within ten (10) business days of becoming aware thereof or of becoming aware of facts or circumstances that would make a report or claim that was initially not a Material Compliance Claim reasonably likely to become a Material Compliance Claim. The Company shall (and shall cause each Subsidiary to) maintain complete and accurate electronic records of any and all actual or threatened notifications, reports, complaints, claims, actions, suits, or proceedings related to any of the online marketplaces operated by the Company or any Subsidiary or the subject matter of the Compliance Program, shall provide to each member of the Board and each Investor access to such records upon reasonable request.

(d)                                 From time to time, the Company shall (and shall cause each Subsidiary to) update or modify the Compliance Program in order to remain in compliance with all applicable laws, as they may change or come into effect from time to time.  The Company shall (and shall cause each Subsidiary to) complete such updates and modifications promptly, and in any event within the period of time required to comply with applicable law.

10.9                        Observers.

(a)                                 For so long as Mecox remains a Material Shareholder, Mecox shall be entitled to appoint one (1) observer (the “Mecox Observer”) to attend all meetings of the Board and all

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subcommittees of the Board, in a nonvoting observer capacity and the Company shall give such Mecox Observer copies of all notices, minutes, consents, and other materials that the Company provides to the Company’s directors at the same time and in the same manner as provided to such directors; provided, however, that such Mecox Observer shall (x) agree to hold in confidence and trust all information so provided and (y) not be entitled to receive materials relating to, or be in attendance for any discussions relating to, topics which (i) are subject to attorney client privilege or (ii) present a conflict of interest for the Mecox Observer.

(b)                                 For so long as Giosis remains a Material Shareholder, Giosis shall be entitled to appoint one (1) observer (an “Giosis Observer”) to attend all meetings of the Board and all subcommittees of the Board, in a nonvoting observer capacity and the Company shall give such Giosis Observer copies of all notices, minutes, consents, and other materials that the Company provides to the Company’s directors at the same time and in the same manner as provided to such directors; provided, however, that such Giosis Observer shall (x) agree to hold in confidence and trust all information so provided and (y) not be entitled to receive materials relating to, or be in attendance for any discussions relating to, topics which (i) are subject to attorney client privilege or (ii) present a conflict of interest for the Giosis Observer.

10.10                 Termination.  The rights of the Investors set forth in this Section 10 shall terminate upon completion of a Qualified IPO or a Change of Control Transaction; provided that, with respect to a Change of Control Transaction, if either Giosis or Mecox would otherwise continue to be a Material Shareholder after the consummation of the Change of Control Transaction, this Section 10 shall only terminate upon the written consent of Giosis or Mecox (as applicable).

11.                               GOING PUBLIC; SALE OF THE COMPANY.

11.1                        Qualified IPO; Non-US Offerings.

(a)                                 Participation Rights.  If the Company’s Ordinary Shares are offered to the public in an underwritten public offering (whether or not such underwritten public offering constitutes a Qualified IPO) in any jurisdiction other than the United States (a “Non-US Offering”) and such offering includes outstanding Ordinary Shares of any one or more Selling Shareholders, then each Investor shall have the right to include its IPO Pro Rata Share (as defined in the next sentence) in such offering on terms and conditions no less favorable to the Investors than to any other Selling Shareholder.  For purposes of this Section 11.1, “IPO Pro Rata Share” shall mean the ratio of (a) the number of Ordinary Share Equivalents then held by such Investor, to (b) the total number of Ordinary Share Equivalents then outstanding immediately prior to the underwritten public offering.

(b)                                 Expenses.  The Company shall pay all reasonable expenses (excluding only underwriters’ discounts and commissions) incurred in connection with any Non-US Offering pursuant to this Section 11.1, including, without limitation, all foreign registration, filing and qualification fees, printer’s and accounting fees, and reasonable fees and expenses (including disbursements) of one outside counsel for all Selling Shareholders.  Each Selling Shareholder participating in an offering pursuant to this Section 11.1 shall bear such Selling Shareholder’s proportionate share (based on the total number of shares sold in such offering other than for the account of the Company) of all discounts and commissions or other amounts payable to underwriter(s) or brokers, in connection with such offering by the Selling Shareholders.

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12.                               NON-COMPETITION AND NON-SOLICITATION

12.1                        Generally. Each of Giosis and Mecox (each, a “Restricted Party”) covenants to each other and to the Company and its Subsidiaries that it will not, and will take all actions necessary to ensure that its Subsidiaries and other Controlled Affiliates will not, engage in the activities prohibited by this Section 12. For purposes of this Section 12, the ‘‘Restricted Period’’ means from the date hereof until two (2) years after the earlier of the closing of a Sale Event or the consummation of a Qualified IPO. Notwithstanding the foregoing, (i) Mecox shall cease to be a Restricted Party two (2) years after the date on which it ceases to be a Material Shareholder and (ii) Giosis shall cease to be a Restricted Party two (2) years after the date on which it ceases to be a Material Shareholder.

12.2                        Restricted Activities.  Neither a Restricted Party nor any of its Subsidiaries or Controlled Affiliates will:

(a)                                 Non-Competition:  Subject to Section 15.15, during the Restricted Period, carry on or be engaged, directly or indirectly, whether as shareholder, director, employee, or member, in carrying on any business similar to or competing with the Business anywhere in the PRC (other than as a holder of not more than five percent (5%) of the issued voting securities of any company listed on any registered securities exchange).  For a period of one (1) year from the Closing, Mecox shall (i) redirect all traffics to Mecox’s DNS server(s) from the sources related to the M18.com website operations of Mecox prior to the Closing to the Company’s websites, including natural searches for “mecoxlane” or “麦考林” and product brands of Mecox (e.g., Euromoda, Ria, including their counterparts in Chinese language, if any), (ii) not purchase any search keyword directed to any website other than searches directed to the websites owned by the Company, and (iii) not sell its merchandise online through its own websites (and shall use its commercially reasonable efforts to direct such traffic to the Company’s websites).  Effective from one (1) year after the Closing, this Section 12.2(a) shall no longer restrict the sale of merchandise that is developed and/or branded and owned by Mecox through its own website stores or third party retail websites.  To further clarify the foregoing provisions of this Section 12.2(a), the parties acknowledge and agree to the following: (i) Mecox shall not be permitted to sell third party merchandise or other items during the Restricted Period in the PRC for any material revenue from online sales, as such operations and activities shall be deemed an online marketplace that is competitive with the Business, (ii) however, the sale of merchandise developed and/or branded and owned by Mecox (A) on its own website stores after the first (1st) anniversary of the Closing and (B) on third party websites shall not be a violation of this Section 12.2(a), (iii) Mecox may continue to purchase search keywords during the one (1) year period after the Closing so long as such keywords are directed to the Company’s websites and Mecox shall provide information regarding search keywords purchased during such one (1) year period as may be reasonably requested by Giosis or the Company;

(b)                                 Non-Solicitation of Customers:  During the Restricted Period, either on its own account or in conjunction with or on behalf of any other person, solicit or entice away or attempt to solicit or entice away from the Company as a customer for the products or services of the Business any person who is, or at any time within the prior twelve (12) months has been, a customer, client or identified prospective customer or client of the Company in the PRC;

(c)                                  Non-Solicitation of Employees:  During the Restricted Period, either on its own account or in conjunction with or on behalf of any other person, employ, solicit or entice away or attempt to employ, solicit or entice away from the Company, any person who is or will have been at the date of or within twelve (12) months before any solicitation, enticement or attempt, an officer, manager, consultant or employee of the Company or any of its Subsidiaries, whether or not that person would commit a breach of contract by reason of leaving employment; provided, however, that the foregoing does not restrict a Restricted Party’s general advertisements with respect to a position that are not directed to officers,

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managers, consultants or employees of the Company and its Subsidiaries, and provided, further, that the Restricted Parties may agree from time to time in writing that this Section 12.2(c) does not apply to specified persons.  This Section 12.2(c) shall not apply to part time employees; and

(d)                                 Restriction on Use of Trademark and Trade name:  Subject to Section 15.15, at any time hereafter in relation to any trade, business or company use in the PRC a name similar to the name of the Company and its Subsidiaries or the words “Qoo10”, “Qooten”, “Qutian”, “Quten”, “Qutianjie”, “Qpost”, “Qtalk”, “Qstore”, “Gmarket”, “趣天”, “趣天网”, “趣探”, “趣探网”, “趣天街”, “M18”, “麦网”, or any similar words, phrase or derivation in a way as to be capable of or likely to be confused with the name of the Company (in any way or in any language).  For the sake of clarity, the foregoing shall not restrict the use of the names for the promotion of the Business, subject to the discretion of the Board to control and approve such uses.

12.3                        Independent Agreements.  The agreements set forth in this Section 12 (and in each subsection) are, will be deemed, and will be construed as separate and independent agreements. If any agreement or any part of the agreements is held invalid, void or unenforceable by any court of competent jurisdiction, then such invalidity, voidness or unenforceability will in no way render invalid, void or unenforceable any other part of the agreements; and this Section 12 will in that case be construed as if the void, invalid or unenforceable provisions were omitted.

12.4                        Scope of Restrictions.  While the restrictions contained in this Section 12 are express conditions precedent to the Closing of the Subscription and Contribution Agreement and are considered by the Restricted Parties to be reasonable in all the circumstances, it is recognized that restrictions of the nature in question may not be enforced as written by a court.  Accordingly, if any of those restrictions are determined to be void as going beyond what is reasonable in all the circumstances for the protection of the interest of the other Restricted Party and the Company and its Subsidiaries, but would be valid if restrictive periods were reduced or if the range of activities or area dealt with were reduced in scope, then the periods, activities or area will apply with the modifications as are necessary to make them enforceable.

12.5                        Express Exclusions.  For the sake of clarity, the covenants set forth in this Section 12 do not bind or otherwise obligate the shareholders of Mecox and Giosis from time to time even if a shareholder (or group of shareholders) have control over Mecox or Giosis.

13.                               LEGEND.

13.1                        Endorsement of Share Certificates.  Each certificate representing any Shares shall be endorsed with a legend substantially similar to the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) AND/OR APPLICABLE SECURITIES LAWS OF ANY OTHER RELEVANT JURISDICTION (THE “OTHER SECURITIES LAWS”) AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT AND/OR OTHER SECURITIES LAWS OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.

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THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO THE TERMS OF A SHAREHOLDERS AGREEMENT (AS MAY BE AMENDED, RESTATED OR OTHERWISE MODIFIED FROM TIME TO TIME) UNDER WHICH THE SHAREHOLDERS OF THE COMPANY HAVE CERTAIN RIGHTS AND OBLIGATIONS UPON THE SALE OR TRANSFER OF THE SECURITIES AND SUCH TERMS INCLUDE A MARKET STAND-OFF PROVISION RESTRICTING PUBLIC RESALES OF THE SECURITIES FOR A PERIOD OF TIME PRIOR TO AND FOLLOWING CERTAIN PUBLIC OFFERINGS OF THE COMPANY’S SECURITIES.  A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY AND SHALL BE FURNISHED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY BY THE HOLDER OF RECORD OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE.”

13.2                        Removal of Legend.  Each holder of Shares agrees that the Company may instruct its transfer agent to impose transfer restrictions on the Shares represented by certificates bearing the legend referred to in Section 13.1 above to enforce the provisions of this Agreement.  The Company shall promptly reissue certificates without the legend referred to in Section 13.1 above at the request of any holder of Shares if such holder shall have obtained an opinion of counsel (which counsel may be counsel to the Company) reasonably acceptable to the Company to the effect that the Shares proposed to be Transferred may be lawfully Transferred without registration, qualification or legend.  Any legend endorsed on an instrument pursuant to applicable state securities laws and the stop-transfer instructions with respect to the Shares shall be removed upon receipt of the Company of an order of the appropriate “blue sky” authority authorizing such removal. Notwithstanding the foregoing provisions of this Section 13, the Company shall not request or require an opinion of counsel with respect to (A) a Transfer not involving a change in beneficial ownership, (B) a Transfer to a subsidiary, parent, partner, limited partner, retired partner, member, retired member, affiliate or holder of shares or capital stock of an Investor, (C) a Transfer to an affiliated fund or entity of the Investor, including, with respect to a limited liability company or a limited liability partnership, a fund or entity managed by the same manager or managing member or general partner or management company or by an entity controlling, controlled by, or under common control with such manager or managing member or general partner or management company, (D) a transaction involving the distribution without consideration of Shares by the holder to its constituent partners or members in proportion to their ownership interests in the holder, or (E) a transaction involving the Transfer without consideration of Shares by an individual holder during such holder’s lifetime by way of gift or on death by will or intestacy.

14.                               INDEMNIFICATION.  The Company and each of its Subsidiaries agrees to indemnify, defend and hold harmless each of the Investors, its affiliates, limited partners, general partners, members, shareholders, officers, directors, employees and agents (collectively, the “Indemnitees”) against and for any and all claims, losses, liabilities, damages, judgments, fines, amounts in settlements, deficiencies, reasonable costs and expenses suffered or incurred, including without limitation reasonable lawyer’s fees, and reasonable expenses of investigation and defense, in each case subject to the determination, if any, of the relevant arbitration tribunal, incurred by the Indemnitees directly or indirectly (the “Indemnified Loss”) as a result of any threatened, pending or completed any action, suit, proceeding, claim, arbitration or investigation or other proceedings arising out of or relating to the Investors’ actions duly taken in connection with any transaction effected in connection with this Agreement or the Amended M&AA; provided, however, that the sum of all such losses shall exceed US $50,000 before the Indemnitees are entitled to recover under this Section 14, and no Indemnitee shall be entitled to be held harmless or indemnified by the Company and its Subsidiaries for acts, conduct or omissions in respect of which there

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has been a final adjudication that such Indemnitee committed willful misconduct, gross negligence or criminal offences.

15.                               GENERAL PROVISIONS.

15.1                        Notices.  Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in English, in writing, and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) when sent by facsimile at the number set forth below, upon successful transmission report being generated by sender’s machine; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, prepaid postage; or (d) three (3) business days after deposit with an international recognized express courier, with written verification of receipt. All such notices, requests, waivers and other communications shall be addressed to the parties as set forth below.

To the Company or GHK:

9F, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu

Seoul, Korea 135-912

Attn: Moo-Seong Kim

Fax: +82-2-501-9717

Tel.: +82-2-6004-9010

To GSH:

2206, No. 620 Zhangyang Road, Pudong,

Shanghai, PRC 200122

Attn: Sang-Mok Lee

Fax: +86-21-5196-3900

Tel.: +86-21-6061-1215

To the Investors:

The addresses set next to each Investor

on Schedule 2 (with any cc:’s as set forth therein (which shall not constitute notice))

To the Incentive Plan Shareholders:

The addresses set next to each Investor

on Schedule 1 (with any cc:’s as set forth therein (which shall not constitute notice))

To GVIE:

701-4, No.1118 Pudong Road(S),

Pudong, Shanghai 200120

Attn: Sang-Mok Lee

Fax: +86-21-5196-3900

Tel.: +86-21-6061-1215

Each person making a communication hereunder by facsimile shall promptly confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile pursuant hereto but the absence of such confirmation shall not affect the validity of any such communication.  A party may change or supplement the addresses given above, or designate additional

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addresses, for purposes of this Section 15.1 by giving the other party written notice of the new address in the manner set forth above.

15.2                        Entire Agreement; Conflicts.  This Agreement, together with all the exhibits hereto, constitutes and contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof.  In the event of any conflicts with the Amended M&AA, the provisions of this Agreement shall prevail.

15.3                        Governing Law.  This Agreement shall be governed in all respects by the laws of the State of New York without regards to conflicts of law principles that would require application of the laws of any other jurisdiction.

15.4                        Severability.  If one or more provisions of this Agreement are held to be unenforceable under applicable law, then such provision(s) shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

15.5                        No Third Parties’ Rights.  Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their permitted successors and assigns, any rights or remedies under or by reason of this Agreement.

15.6                        Successors and Assigns.  Subject to the provisions of Section 8, the provisions of this Agreement shall inure to the benefit of, and shall be binding upon, the successors and permitted assigns of the parties hereto.  Except as expressly stated otherwise, the rights of the Investors set forth in this Agreement are fully assignable to any person who holds or is acquiring Shares through a permitted Transfer.

15.7                        Interpretation; Captions.  This Agreement shall be construed according to its fair language.  The rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be employed in interpreting this Agreement.  The captions to sections of this Agreement have been inserted for identification and reference purposes only and shall not be used to construe or interpret this Agreement.

15.8                        Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.  Facsimile transmissions of any executed original document and/or retransmission of any executed facsimile transmission shall be deemed to be the same as the delivery of an executed original.

15.9                        Adjustments for Share Splits, Etc.  Wherever in this Agreement there is a reference to a specific number or percentage or share price of the Preferred Shares and/or Ordinary Shares, then, upon the occurrence of any share subdivision, share split, combination, reclassification, merger, consolidation, reorganization, recapitalization or share dividend of Preferred Shares or Ordinary Shares, as applicable, the specific number of shares or share price so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding shares of such class or series of share by such event.

15.10                 Dispute Resolution.

(a)                                 Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved through consultation.  Such

42

consultation shall begin immediately after one Party hereto has delivered to the other Party hereto a written request for such consultation.  If within thirty (30) days following the date on which such notice is given the dispute cannot be resolved, the dispute shall be submitted to arbitration upon the request of either Party with notice to the other.

(b)                                 The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “Centre”).  There shall be three arbitrators.  Each Party hereto shall each select one arbitrator within thirty (30) days after giving or receiving the demand for arbitration.  Such arbitrators shall be freely selected, and the parties shall not be limited in their selection to any prescribed list.  The Chairman of the Centre shall select the third arbitrator, who shall be qualified to practice law in New York, United States of America.  If either Party does not appoint an arbitrator who has consented to participate within thirty (30) days after selection of the first arbitrator, the relevant appointment shall be made by the Chairman of the Centre.

(c)                                  The arbitration proceedings shall be conducted in English.  The arbitration tribunal shall apply the Arbitration Rules of the Centre in effect at the time of the arbitration.  However, if such rules are in conflict with the provisions of this Section 15.10, including the provisions concerning the appointment of arbitrators, the provisions of this Section 15.10 shall prevail.

(d)                                 The arbitrators shall decide any dispute submitted by the parties to the arbitration strictly in accordance with the substantive law of New York, United States of America and shall not apply any other substantive law.

(e)                                  Each Party hereto shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the other in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such Party.

(f)                                   The award of the arbitration tribunal shall be final and binding upon the disputing parties, and either Party may apply to a court of competent jurisdiction for enforcement of such award.

(g)                                  Notwithstanding anything to the contrary above, nothing in this Section 15.10, or otherwise, shall limit the right of any Party to this Agreement to seek judicial equitable relief, specific performance or other equitable relief available to it under applicable statutory and/or case law.

15.11                 Confidentiality.

(a)                                 Subject to Section 15.11(b) and Section 15.11(c), each Shareholder agrees to:

(i)                                     keep confidential the Confidential Information;

(ii)                                  use the Confidential Information solely for the purpose of the evaluation, appraisal, assessment and performance of its rights and obligations under this Agreement or other Transaction Documents to which it is a Party; and

(iii)                               disclose the Confidential Information only to its Affiliates, its and their investors, and its and their respective employees, directors and other representatives (“Representatives”) that are aware that the Confidential Information shall be kept confidential.

(b)                                 A Shareholder’s obligations under this Section 15.11 do not extend to information that (whether before or after this Agreement is executed):

43

(i)                                     becomes publicly available through no act or failure to act on the part of the Shareholder, its Affiliates or their respective Representatives;

(ii)                                  is disclosed to the Shareholder but, at the time of disclosure, is rightly known to the Shareholder and not subject to an obligation of confidentiality on the part of that Shareholder;

(iii)                               a third party discloses to the Shareholder if, to the knowledge of such Shareholder after reasonable inquiry, such third party is not breaching any obligation of confidentiality by disclosing such information to the Shareholder; or

(iv)                              the Shareholder has independently developed such information without using the Confidential Information or breaching this Section 15.11.

(c)                                  If a Shareholder is required by Law, legal process or the rules of any securities exchange to disclose any Confidential Information, such Shareholder may disclose such Confidential Information in accordance with such Law, legal process or rules, provided that the Shareholder (i) if practicable, gives the Company written notice and the opportunity to seek confidential treatment of the Confidential Information prior to such disclosure, and (ii) uses commercially reasonable efforts to ensure that such Confidential Information is disclosed only to the extent so required.

(d)                                 Except as required by law, legal process or the rules of any securities exchange, none of the parties hereto shall issue any press release or make any other public statement or announcement (i) relating to or connected with or arising out of this Agreement, the Subscription and Contribution Agreement or the transaction contemplated herein and therein, or (ii) relating to the business, operations, conditions or results of the Company and its Subsidiaries, without obtaining the prior written approval of the Board (including the affirmative vote of one Mecox Director and one Giosis Director) to the contents, timing and manner of presentation and publication thereof.  If disclosure is required by applicable laws, the disclosing party shall consult in advance with the other parties and attempt in good faith to reflect such other parties’ concerns in the required disclosure.

(e)                                  The obligation of a Shareholder contained in this Section 15.11 shall endure, even after the Shareholder ceases to own any Shares or the termination of this Agreement, without limit in point of time unless and until the obligations with respect to Confidential Information cease to apply as set out in Section 15.11(b).

15.12                 Aggregation of Rights.  All Shares held or acquired by any Shareholder and its Affiliates shall be aggregated for purposes of determining the availability of any rights under this Agreement.

15.13                 Language.  This Agreement and the Amended M&AA are entered into in English only. Any Chinese translation hereof and thereof is for reference only and shall not be a legally binding document.  Accordingly, the English version will prevail in the event of any inconsistency between the English and any Chinese translations hereof and thereof.  Each of the parties hereto acknowledges that it has consulted with legal counsel with respect to the English version of this Agreement and the Amended M&AA and that it fully understands its terms.

15.14                 Amendment or Waiver of Rights; Termination.  Any provision of this Agreement may be waived, amended or otherwise modified (either generally or in a particular instance and either retroactively or prospectively), and this Agreement may be terminated, only with the written consents (i) of the Company, (ii) the Investors holding at least seventy percent (70%) of the then outstanding Ordinary Shares (assuming conversion of the Preferred Shares but excluding any options or warrants not yet

44

exercised) held by all Investors, voting as a single class, on an as-converted basis, and (iii) each Significant Investor.  Any amendment or waiver effected in accordance this Section 15.14 shall be binding upon each party to this Agreement.  Notwithstanding the foregoing, no provision of this Agreement may be waived, amended or otherwise modified in a manner (i) that would have a material disproportionate effect on any party hereto (other than as a result of a relative differences in the amount, class or series of Shares owned) when compared to other parties that were similarly situated prior to such amendment without the prior written consent of such party, (ii) that would materially and adversely affect the rights, or materially increase the obligations, of a Material Shareholder set forth in Section 2.1, Section 4, Section 5, Section 6, Section 9.2, Section 9.3 and/or Section 10.10 without first obtaining the prior written consent of each of Giosis (so long as it remains a Material Shareholder) and Mecox (so long as it remains a Material Shareholder) and (iii) that would amend or modify in any way the provisions set forth in Section 12 without first obtaining the prior written consent of each Restricted Party.  It is acknowledged and agreed that additional Investors, Incentive Plan Shareholders and other Shareholders may become a party to this Agreement by executing an Adherence Agreement and such joinder shall not be deemed an amendment for purposes of this Section 15.14.

15.15                 Rights Upon Termination of License Agreement or Bankruptcy.  In the event of (a) the termination of the Technology and IP License Agreement dated [•], 2012, between Giosis and GSH, and provided that Mecox is a Material Shareholder at the time of such termination, or (b) bankruptcy, insolvency or dissolution (with the exception of a dissolution pursuant to a bona fide restructuring initiated absent the bankruptcy or insolvency of the Company) of Giosis, the Company, GHK, GSH or GVIE, or the appointment of an administrator, an administrative receiver, a receiver, a manager, a trustee, a liquidator or other similar officer over the whole of or any substantial or material part of the undertaking, property, assets or revenue of Giosis, the Company, GHK, GSH or GVIE, Mecox may elect to require the Company to promptly return the Mecox Contributed Domain Names and Mecox Contributed Trademarks by delivering a written notice to the Company and Giosis within six (6) months of such event.  In the event of a timely election by Mecox, (i) the Company shall have ninety (90) days to effect such transfers to Mecox, (ii) the parties shall cooperate in good faith to make such filings as are necessary to complete such transfers to Mecox and (iii) for a period of six (6) months after such election there shall be a cooling off period with respect to the Mecox Contributed Domain Names during which time the Mecox Contributed Domain Names shall primarily redirect users to the Company’s websites and notify the users of the transfer in ownership, which notice and design shall be reasonably satisfactory to the Company and Mecox.  Upon the expiration of the six (6) month cooling off period, the restrictions of the Restricted Parties set forth in Sections 12.2(a) and 12.2(d) shall terminate.  The Company and Mecox will determine a nominal purchase price if required by applicable law.  This Section 15.15 shall automatically terminate upon a Qualified IPO or a Complete Change of Control Transaction.

15.16                 Further Assurances.  Each of the parties hereto shall execute such documents and perform such further acts (including, without limitation, obtaining any consents, exemptions, authorizations, or other actions by, or giving any notices to, or making any filings with, any Governmental Authority or any other Person) as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement and the Amended M&AA.

15.17                 Several Liability of the Shareholders.  The liability of the Shareholders under this Agreement shall be several, and shall not be joint or joint and several.

15.18                 Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default of any other party hereto under this Agreement, shall impair any such right, power or remedy of the aggrieved party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach of default thereafter occurring; nor shall any waiver of any other breach or default theretofore or thereafter occurring.  Any

45

waiver, permit, consent or approval of any kind or character on the part of any party of any breach of default under this Agreement or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.  All remedies, either under this Agreement, or by law or otherwise afforded to the parties shall be cumulative and not alternative.

15.19                 Attorneys’ Fees. In the event of any action at law, suit in equity or arbitration proceeding in relation to this Agreement, the prevailing party shall be entitled to recover from the losing party all reasonable fees, costs and expenses incurred in enforcing any right of the prevailing party under or with respect to this Agreement, including without limitation, all reasonable fees, costs and expenses of attorneys and accountants and of appeals.

15.20                 Equity Incentive Plan.  After the Closing, the Board shall establish a Company equity incentive plan (the “Equity Incentive Plan”) providing for the issuance to eligible employees (including officers) or directors of, or consultants or advisors to, the Company or any of its Subsidiaries, at the discretion of the Board (or a duly constituted committee thereof), of options to subscribe for Ordinary Shares, or the issuance of restricted Ordinary Shares, amounting to up to 4,166,667 (proportionally adjusted to reflect any share dividends, share splits or similar transactions).  Any issuance of Ordinary Shares pursuant to the exercise of options granted under such employee stock option plan will dilute the shareholdings of the Shareholders on a pro rata basis. Such Equity Incentive Plan shall contain provisions that are mutually and reasonably agreeable to the Board, including at least one (1) Giosis Director and one (1) Mecox Director.

15.21                 Effective Date.  This Agreement shall become automatically effective immediately following the Closing, from and as of the date of the Closing.

15.22                 Equitable Relief.  Each Party hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that the Parties hereto would be irreparably harmed if any of the provisions of the Agreement are not performed in accordance with their specific terms and that monetary damages would not provide adequate remedy in such event.  Accordingly, in addition to any other remedy to which a non-breaching Party may be entitled at law, a non-breaching Party shall be entitled to injunctive relief without the posting of any bond or other security to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof, and the breaching Party waives the defense that an adequate remedy at law may exist.

[The remainder of this page is deliberately left blank.]

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Schedule 1

List of Incentive Plan Shareholders

None as of the Effective Date.

Schedule 2

List of Investors and Addresses for Notices

Name of Investor	Address for Notices
Giosis Pte. Ltd.	9F, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912 Attn: Moo-Seong Kim Fax: +82-2-501-9717 Tel: +82-2-6004-9010

Mecox Lane Limited	22nd Floor, Gems Tower, Building 20 No. 487, Tianlin Road Shanghai 200233, People’s Republic of China Attn: Chief Financial Officer Fax: +86 21 64950500 *8999 Tel.: +86 (21) 6495-0500

Schedule 3

Name Changes

Current Name	New Name
Giosis Cayman Ltd.	Giosis Mecoxlane Ltd.
Giosis China Limited	Giosis MecoxLane Limited

IN WITNESS WHEREOF, the parties hereto have executed this Shareholders Agreement as of the day and year herein above first written.

COMPANY		GHK

GIOSIS CAYMAN LTD.		GIOSIS CHINA LIMITED

By		By
Name:	Young Bae Ku	Name:
Title:	Director and Chief Executive Officer	Title:

GSH		GVIE

SHANGHAI GIOSIS IT LTD.		GIOSIS E-COMMERCE (SHANGHAI) LTD.

By		By
Name:		Name:
Title:		Title:

S-1

IN WITNESS WHEREOF, the parties hereto have executed this Shareholders Agreement as of the day and year herein above first written.

INVESTORS

GIOSIS PTE. LTD.

By:
Name:	Young Bae Ku
Title:	Director and Chief Executive Officer

MECOX LANE LIMITED

By:
Name:	Alfred Gu
Title:	Director and Chief Executive Officer

S-2

Exhibit A

Power of Attorney/Executed Proxy Form

I, [Name of PRC shareholder], a citizen of the People’s Republic of China (“China”) with Chinese ID Card No. [     ] declare as follows:

(1)                                 I am a holder of [insert description of shares] (including any shares of the Company held by me after the date hereof, collectively, the “Shares”) of [Giosis Mecoxlane Ltd.], an exempted company with limited liability organized and existing under the laws of Cayman Islands (the “Company”).

(2)                                 I hereby irrevocably grant to each of [Name of Agent 1] and [Name of Agent 2] (the “Agents”) the power of attorney to act severally and individually on my behalf in all matters pertaining to the Company and the Shares, and to exercise all of the rights that inure to me as a holder of the Shares.  This Power of Attorney granted to the each of the Agents includes but is not limited to the following rights and authorizations:

(a)                                                         Each of the Agents may act as my exclusive agent and attorney concerning all matters pertaining to the Shares, including without limitation (i) attend all Company shareholders’ meetings; (ii) exercise all of the shareholder’s voting and other rights to which I am entitled under the laws of Cayman Islands and the Company’s Articles of Association, including but not limited to the sale, transfer, pledge, or any other disposition of the Shares in part or in whole; and (iii) appoint on my behalf the legal representative, chairman, director, supervisor, and any other senior Company management personnel.

(b)                                                         Each of the Agents is also authorized to execute on my behalf any contract or document concerning the business operations of Company.

(3)                                 All the actions taken by either the Agents pursuant to this Power of Attorney shall be deemed my own actions, and all the documents pertaining to the Shares executed by either of the Agents shall be deemed executed by me.  I hereby acknowledge, ratify and approve any such actions or execution of documents by the Agents.

(4)                                 I hereby waive all rights that inure to me as a holder of the Shares, which I irrevocably confer upon each of the Agents through this Power of Attorney and I shall not exercise or attempt to exercise any such rights.

(5)                                 Each of the Agents shall perform the entrusted obligations pursuant to this Power of Attorney in accordance with the applicable law and within the authorization scope in a prudent and diligent manner and indemnify me from and against all losses and damages as may arise from such authorization.

(6)                                 This Power of Attorney shall be irrevocable and continuously valid from the date of its execution so long as I am a shareholder of the Company until and unless both Agents resign, pass away or lose their capacities of civil conduct.

(7)                                 This Power of Attorney is governed by and shall be construed in accordance with the laws of the People’s Republic of China.

Name of Shareholder: [Name of PRC shareholder]

(Signature)

Dated:

Exhibit B

Form of Adherence Agreement

THIS ADHERENCE AGREEMENT (“Agreement”) is made as of [•] [•], [•] by [•] (the “Adhering Party”).

This Agreement witnesses as follows:

1                                         The Adhering Party confirms that it has received, reviewed and taken appropriate legal advice on the Shareholders Agreement dated as of [•], 2012 among Giosis Cayman Ltd., Giosis China Limited, Shanghai Giosis IT Ltd., the Incentive Plan Holders (as defined therein), Giosis E-Commerce (Shanghai) Ltd., Giosis Pte. Ltd., and Mecox Lane Limited (the “Shareholders Agreement”) and hereby covenants to be bound by the Shareholders Agreement in all respects as if it were a [Incentive Plan Shareholder] [Investor] [Shareholder] pursuant to the terms of the Shareholders Agreement as at the date of the Shareholders Agreement and to perform all the obligations imposed on such a party to the Shareholders Agreement, to be performed on, as on, or after the date hereof.

2.                                      This Agreement is made for the benefit of:

(a)                                 the parties to the Shareholders Agreement as at the date of the Shareholders Agreement; and

(b)                                 any other person(s) who may after the date of the Shareholders Agreement (and whether prior to or after the date hereof) assume any rights or obligations under the Shareholders Agreement and are permitted to do so by the terms thereof.

3.                                      For the purposes of the Shareholders Agreement, the Adhering Party address and other details for notices shall be:

[Name]
[Address]
Attn: [•]
Phone: [•]
Fax: [•]
Email: [•]

4.                                     Words and expressions defined in the Shareholders Agreement shall bear the same meanings herein.

5.                                      This Agreement shall be governed by and construed in accordance with the laws of the State of New York, United States of America.

DULY DELIVERED as an Agreement on the date and year first above written.

EXECUTED	)
and DELIVERED as an AGREEMENT by	)
[Insert name of Adhering Party]	)

Exhibit C

Form of Subscription and Contribution Agreement

EXHIBIT D

GIOSIS LICENSE AGREEMENT

TECHNOLOGY AND IP LICENSE AGREEMENT

This TECHNOLOGY AND IP LICENSE AGREEMENT (this “Agreement”) is entered between Giosis Pte. Ltd., a limited company organized and existing under the laws of Singapore (“Giosis”), and Shanghai Giosis IT Ltd., a wholly foreign-owned enterprise with limited liability organized and validly existing under the laws and regulations of the PRC (“Licensee”), as of December [    ], 2012.  Giosis and Licensee may each be referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

A.                                    Under that certain Subscription and Contribution Agreement, dated as of November 20, 2012, among Giosis, Mecox Lane Limited, a limited company organized and existing under the laws of Cayman Islands (“Mecox”), Giosis Cayman Limited, a limited company organized and existing under the laws of Cayman Islands to be renamed Giosis Mecoxlane Ltd., and Giosis China Limited, a limited company organized and existing under the laws of Hong Kong and a wholly-owned subsidiary of Giosis (the “Subscription and Contribution Agreement”), Giosis agrees to deliver to Licensee this Agreement, granting certain licenses from Giosis to Licensee of certain technology and intellectual property used by Giosis and its subsidiaries in the Business (as defined herein) prior to the Effective Date.

B.                                    Giosis is willing, on the terms and subject to the conditions of this Agreement, to grant to Licensee the licenses set forth herein, and Licensee is willing to accept such licenses.

NOW, THEREFORE, the Parties agree as follows:

AGREEMENT

1.                                      DEFINITIONS.  As used herein, capitalized terms will have the meanings set forth below.

1.1                               “Affiliate” of a Party means any subsidiary of such Party and any other person that, at any time during the term of this Agreement, directly or indirectly controls, is controlled by, or is under common control with such Party.  For purposes of this definition, “control” (and its variants), as used with respect to any entity, means the power, directly or indirectly, to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting shares, by contract or otherwise.  Notwithstanding the foregoing, for purposes of this Agreement, neither Giosis nor Mecox constitutes an Affiliate of Licensee.

1.2                               “Agreement” means this Technology and IP License Agreement.

1.3                               “Business” means the establishment, development and operation by the Licensee and its subsidiaries of an internet online marketplace in the PRC.

1.4                               “Confidential Information” means any information of a confidential or proprietary nature (including ideas, formulas, compositions, inventions (regardless of whether patentable or reduced to practice), know how, manufacturing and production processes or techniques, methods of doing business, research and development information, software development methodologies, drawings, specifications, designs, plans, proposals, technical data, financial and marketing plans and customer and supplier lists and information) and any other Intellectual Property Rights of the Parties other than information that (i) becomes publicly available through no act or failure to act on the part of a Party, its Affiliates or their respective Representatives; (ii) is disclosed to a Party but, at the time of disclosure, is rightly known to such Party and not subject to an obligation of confidentiality on the part of that Party; (iii) a third party discloses to a Party if, to the knowledge of such Party after reasonable inquiry, such third party is not breaching any obligation of confidentiality by disclosing such information to the Party; or (iv) has been independently developed by a Party without using the Confidential Information.

1.5                               “Covered Online Marketplace” means an internet online marketplace in the License Territory.

1.6                               “Designated Affiliate” shall have the meaning set forth in Section 3.3.

1.7                               “Effective Date” means December [    ], 2012 but expressly subject to the closing of the Subscription and Contribution Agreement on or prior to such date.  In the event such closing does not occur on or prior to such date, this Agreement shall not become effective, shall be null and void and, to the extent applicable, shall automatically terminate.

1.8                               “Giosis” shall have the meaning set forth in the Preamble.

1.9                               “Giosis Indemnitees” shall have the meaning set forth in Section 7.

1.10                        “Improvement” shall have the meaning set forth in Section 4.1.

1.11                        “Intellectual Property Rights” means all present and future worldwide copyrights, trademarks, trade names, trade secrets, patents, domain names, moral rights, contract rights and other proprietary rights of any kind and nature, and any and all registrations and applications therefor.

1.12                        “law” means any federal, state, local, municipal, foreign, supranational or other law (including common law), statute, constitution, treaty, convention, principle of common law, directive, resolution, ordinance, code, edict, writ, decree, rule, regulation, judgment, ruling, injunction or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any governmental authority.

1.13                        “Licensed Marks” means the Giosis trademarks listed in Exhibit A.

1.14                        “Licensed Software” means the software and documentation used and owned by Giosis as the back-end platform for the online marketplace of Giosis and its subsidiaries in the PRC as of December [    ], 2012 (including any source code thereof provided by Giosis hereunder).

1.15                        “Licensee” shall have the meaning set forth in the Preamble.

1.16                        “Licensee Improvement Patent” shall have the meaning set forth in Section 4.1.

1.17                        “License Territory” means the PRC.

1.18                        “Marketing Materials” shall have the meaning set forth in Section 3.2.

1.19                        “Mecox” shall have the meaning set forth in the Recitals.

1.20                        “Party” or “Parties” shall have the meaning set forth in the Preamble.

1.21                        “person” means any individual, firm, corporation, limited liability company, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

1.22                        “PRC” means the People’s Republic of China, excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and the Islands of Taiwan.

1.23                        “Representatives” shall have the meaning set forth in Section 10.19.

1.24                        “Sale Event” means, with respect to a person, a bona fide (i) sale, lease or other disposition of all or substantially all of the assets of such person on a consolidated basis or (ii) (A) issuance of shares by such person (other than for bona fide equity financing purposes) or (B) acquisition of such person by another person by consolidation or merger or other reorganization, in each case in which the holders of such person’s outstanding voting shares immediately prior to such transaction, own

2

(including their Affiliates), immediately after such transaction, securities representing less than fifty percent (50%) of the voting power of the corporation or entity surviving the transaction, whether in one transaction or a series of related transactions.

1.25                        “Shareholders Agreement” means that certain Shareholders Agreement, dated as of [        ], 2012, by and among Giosis, Mecox, Giosis China Limited, a limited company organized and existing under the laws of Hong Kong and to be renamed Giosis Mecoxlane Limited, and the other parties thereto.

1.26                        “Subscription and Contribution Agreement” shall have the meaning set forth in the Recitals.

1.27                        “Term” shall have the meaning set forth in Section 6.1.

2.                                      SOFTWARE LICENSE

2.1                               License Grant.  Subject to the terms and conditions of this Agreement, Giosis hereby grants to Licensee a royalty-free, fully paid, nonexclusive, nontransferable (except as provided in Section 10.4) license (with no right to sublicense except as approved in writing by Giosis in its sole discretion with such terms and conditions as determined by Giosis in its sole discretion), during the Term of this Agreement, to (i) modify and create derivative works of the Licensed Software provided to Licensee in source code form and to (ii) use, reproduce, install, and execute the Licensed Software, in each case solely in the License Territory for the sole purpose of developing and operating a Covered Online Marketplace.

2.2                               License Restrictions.  Licensee acknowledges that the Licensed Software and its structure, organization, and source code constitute valuable trade secrets of Giosis, its Affiliates, and their respective suppliers. Accordingly, except as expressly allowed under this Section 2, Licensee agrees not to distribute, sublicense, lease, rent, loan, or otherwise transfer, disclose, or make available the Licensed Software to any third party or outside the License Territory, and Licensee agrees to otherwise use reasonable efforts to maintain the confidentiality of the Licensed Software. Licensee agrees to reproduce, on all copies made by or for Licensee, and will not remove, alter, or obscure in any way all proprietary rights notices (including copyright notices) of Giosis, its Affiliates, or their respective suppliers on or within the copies of the Licensed Software furnished to Licensee and to display proprietary rights notices in web sites and/or user interfaces as requested by Giosis from time to time.

2.3                               Maintenance of Licensed Software.  Licensee is solely responsible for performing all support, maintenance and other services required to operate and maintain the Licensed Software.  Unless otherwise expressly agreed by the Parties in writing, neither Giosis, its Affiliates, nor any of their respective suppliers will have any support, maintenance, or other service obligations with respect to the Licensed Software.

2.4                               Use by Certain Third Parties.  Licensee may (a) permit its Affiliates to exercise the rights under the license granted in this Section 2 for the purpose of developing and operating the Covered Online Marketplace within the License Territory, subject to the terms and conditions of this Agreement and (b) permit bona fide independent contractors of Licensee to exercise rights under the license granted in this Section 2 on Licensee’s behalf, subject to the terms and conditions of this Agreement.  Licensee will ensure that each such Affiliate and contractor complies with the terms and conditions of this Agreement, and any breach by an Affiliate or contractor will be deemed a breach by Licensee.  Before providing any Affiliate or contractor with access to any Licensed Software, Licensee will require such Affiliate or contractor to agree in writing to comply with the terms and conditions of this Agreement and confidentiality terms at least as restrictive as the confidentiality terms of this Agreement.  Such use by an Affiliate shall automatically terminate upon such person no longer qualifying as an Affiliate and such use

3

by a contractor shall automatically terminate upon the termination or expiration of the consulting relationship.

3.                                      TRADEMARK LICENSE

3.1                               License Grant. Subject to the terms and conditions of this Agreement, Giosis hereby grants to Licensee a royalty-free, fully paid, nonexclusive, nontransferable (except as provided in Section 10.4) license (with no right to sublicense except as approved in writing by Giosis in its sole discretion with such terms and conditions as determined by Giosis in its sole discretion) during the Term of this Agreement, to use the Licensed Marks on Marketing Materials (as defined below) solely for the purposes of advertising, marketing and operating a Covered Online Marketplace, solely in the License Territory.  Licensee shall ensure that all use of the Licensed Marks under this Agreement complies with all reasonable trademark and logo usage guidelines (if any), as they may be provided or updated from time to time by Giosis.

3.2                               License Territory. Licensee shall not distribute, use or display any marketing or promotional materials, internet properties or pages, advertising, media or other printed, electronic, or other materials (collectively “Marketing Materials”) bearing the Licensed Marks outside the License Territory, except that distribution, use, or display of the Licensed Marks on Marketing Materials on the internet in accordance with this Agreement shall not by itself be considered distribution, use or display outside the License Territory so long as such distribution, use or display is not targeted towards individuals residing outside the License Territory.

3.3                               Approval of Uses. Giosis, or an Affiliate designated by Giosis (the “Designated Affiliate”), shall have the right to review and approve (which approval shall not be unreasonably withheld, conditioned or delayed) any and all Marketing Materials to be used in any way that bears any of the Licensed Marks.  From time to time, as reasonably requested by Giosis or its Designated Affiliate, Licensee shall furnish to Giosis or its Designated Affiliate samples of any or all such Marketing Materials (except if such Marketing Materials were previously approved and remain substantially similar for substantially the sames uses) so that Giosis or its Designated Affiliate may inspect Licensee’s use of the Licensed Marks and Marketing Materials on Licensee’s premises.

3.4                               Quality Control. Licensee acknowledges the high standards, quality, and reputation of the Licensed Marks and that the quality control provisions of this Section 3 are designed to ensure that all uses of the Licensed Marks by Licensee are consistent with the reputation for high quality symbolized by the Licensed Marks and attributed to Giosis and its Affiliates.  Licensee shall ensure that the use of the Licensed Marks by the Licensee for the marketing, advertising, and operation of the Covered Online Marketplace shall be in accordance the Licensor’s trademark policies and procedures and applicable law.

3.5                               Ownership; Protection. Licensee acknowledges that Giosis or an Affiliate is the sole and exclusive owner of the Licensed Marks and is entitled to all goodwill associated therewith.  Licensee acknowledges that nothing in this Agreement shall give Licensee any right, title or interest in and to the Licensed Marks or the goodwill associated therewith, other than Licensee’s right to use the Licensed Marks solely in accordance with this Agreement.  All goodwill arising out of any use of any of the Licensed Marks by Licensee will inure solely to the benefit of Giosis and its Affiliates.  Licensee shall not, at any time during or after the term of this Agreement, challenge Giosis’ or any of its Affiliates’ right, title or interest in and to any Licensed Marks in any jurisdiction, or do or cause to be done or omit to do anything, the doing, causing or omitting of which would contest or in any way impair the rights of Giosis or its Affiliates to enforce the Licensed Marks, or that would be reasonably likely to affect the validity of the Licensed Marks or any registrations thereof.  Licensee shall not, and shall not permit any of its Affiliates to, or authorize or assist any other third party to, at any time, actively or passively, use (a) any mark that is confusingly similar to any Licensed Marks or (b) any word, symbol, character, or set of words, symbols, or characters, which in any language or any characters would be identified as any

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Licensed Marks or which is otherwise confusingly similar to any Licensed Marks. Neither Licensee nor any of its Affiliates shall, at any time during or after the Term of this Agreement, register or attempt to register, in any state or country or other jurisdiction throughout the world, (y) any Licensed Marks or (z) any name or mark that contains, is confusingly similar to, misleading or deceptive with respect to, or dilutes (or otherwise has a similar equivalent negative effect under any applicable trademark Law on), any Licensed Marks.  Licensee shall execute and deliver to Giosis, upon Giosis’ reasonable request and at Giosis’ sole expense, all documents which are necessary, or otherwise reasonably requested, to secure or preserve Giosis’ and its Affiliates’ rights in the Licensed Marks, to implement Giosis’ and its Affiliates’ rights pursuant to this Section 3, to record this Agreement or to record Licensee as registered user(s) of the Licensed Marks, as appropriate, or to cancel such registered user recordations when appropriate.  Licensee further agrees, at Giosis’ reasonable request and sole expense, to provide reasonable assistance to Giosis and its Affiliates in registering and maintaining the Licensed Marks in the License Territory.  Licensee hereby assigns to Giosis all rights it may acquire by operation of Law or otherwise in the Licensed Marks (or any trademark described above in this Section 3.5) arising from use of the Licensed Marks under this Agreement or violation of this Section 3, including all applications or registrations therefor, along with the goodwill associated therewith.  Licensee agrees to appropriately use ™ or ® or any other proprietary rights designation provided by Giosis in connection with any use or display of the Licensed Marks.  In the event of any dispute under Section 3.5, upon the written request of either party within ten (10) days of delivery of a notice of breach and opportunity to cure by Giosis pursuant to Section 6(b), each of Giosis, Licensee and Mecox (to the extent it remains a Significant Investor (as defined the Shareholders Agreement)) shall negotiate in good faith to resolve such breach during the thirty (30) day period commencing upon delivery of such election.

3.6                               Unauthorized Use. In the event that Licensee learns of any actual or threatened unauthorized use of any Licensed Marks by any person or entity during the Term of this Agreement, Licensee shall promptly notify Giosis of such use and any details thereof of which Licensee is aware.  Licensee shall provide all information in its possession and reasonable assistance to Giosis or its authorized representatives in connection with this Section 3.6. Giosis shall have the sole right to, and in its sole discretion may (or may elect not to), at Giosis’ sole expense, commence, prosecute or defend, and control any action concerning, the Licensed Marks.  Giosis will be entitled to retain all recoveries, including settlements, license fees, and royalties, from any such action.

3.7                               Corrections. Licensee shall promptly and fully correct and remedy any deficiencies in its use of the Licensed Marks, upon notice from Giosis or Licensee otherwise becoming aware of any such deficiency.

3.8                               Use by Certain Third Parties.  Licensee may (a) permit its Affiliates to exercise rights under the license granted in this Section 3 for the purpose of advertising, marketing and operating the Covered Online Marketplace within the License Territory, subject to the terms and conditions of this Agreement and (b) permit bona fide independent contractors of Licensee to exercise rights under the license granted in this Section 3 on Licensee’s behalf, subject to the terms and conditions of this Agreement.  Licensee will ensure that each such Affiliate and contractor complies with the terms and conditions of this Agreement, and any breach by an Affiliate or contractor will be deemed a breach by Licensee.  Before providing any Affiliate or contractor with access to any Licensed Marks, Licensee will require such Affiliate or contractor to agree in writing to comply with the terms and conditions of this Agreement and confidentiality terms at least as restrictive as the confidentiality terms of this Agreement.  Such use by an Affiliate shall automatically terminate upon such person no longer qualifying as an Affiliate and such use by a contractor shall automatically terminate upon the termination or expiration of the consulting relationship.

4.                                      IMPROVEMENTS.

4.1                               Licensee Ownership. Licensee retains ownership of all Improvements conceived, made,

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reduced to practice, invented, or developed by employees and/or consultants of Licensee, after the Effective Date in accordance with this Agreement and all Intellectual Property Rights, not otherwise excluded, in such Improvements. As used herein, “Improvement” means any improvement, derivative work, modification, update, or upgrade of any of the Licensed Software.  As used herein, “Licensee Improvement Patent” means any patent or patent application based on any Improvement conceived, made, reduced to practice, invented, or developed by or on behalf of Licensee.

4.2                               License Grant Back.  Licensee hereby grants to Giosis and its Affiliates:

(a)                                 a fully-paid, royalty-free, irrevocable, perpetual (except as may be terminated pursuant to Section 6.3(c)), non-transferrable (except as provided in Section 10.4), nonexclusive license, to use, reproduce, modify, create derivative works of, display, perform, and distribute all Improvements, whether or not disclosed or provided to Giosis; and

(b)                                 a fully-paid, royalty-free, irrevocable, perpetual (except as may be terminated pursuant to Section 6.3(c)), non-transferable (except as provided in Section 10.4), nonexclusive license, until the expiration of the last to expire of all claims under the Licensee Improvement Patents, under the Licensee Improvement Patents, to: (i) use, make, have made, sell, offer to sell, and import any product or service; (ii) use any method or process in manufacturing any product or providing any service; (iii) use and perform any method or process; and (iv) otherwise practice the claimed inventions in every manner.

4.3                               Use by Certain Third Parties.  Giosis may permit bona fide independent contractors of Giosis to exercise rights under the license granted in this Section 4 on Giosis’ behalf, subject to the terms and conditions of this Agreement.  Giosis will ensure that each such contractor complies with the terms and conditions of this Agreement, and any breach by a contractor will be deemed a breach by Giosis.  Before providing any contractor with access to any Licensed Software, Giosis will require such contractor to agree in writing to comply with the terms and conditions of this Agreement and confidentiality terms at least as restrictive as the confidentiality terms of this Agreement.  Such use by a contractor shall automatically terminate upon the termination or expiration of the consulting relationship.

5.                                      GIOSIS OWNERSHIP. The Licensed Software (and all Intellectual Property Rights therein), the Licensed Marks, and all other technology and materials furnished to Licensee under this Agreement (and all Intellectual Property Rights therein) are the exclusive property of Giosis, its Affiliates, and their respective suppliers.  All rights in and to the foregoing not expressly granted to Licensee under this Agreement are reserved by Giosis, its Affiliates, and their respective suppliers.  Nothing in this Agreement is intended to, or will be deemed to, grant to Licensee, by implication, estoppel, or otherwise, any other rights or licenses.

6.                                      TERM AND TERMINATION

6.1                               Term.  This Agreement will take effect on the Effective Date and will remain in effect in perpetuity unless and until terminated as provided herein.

6.2                               Termination of Entire Agreement for Cause.  Giosis may immediately terminate this Agreement by giving written notice of termination to Licensee if any of the following events occurs:

(a)                                 Licensee materially breaches this Agreement (including exceeding the scope of any license granted herein or infringement of any Intellectual Property Right of Giosis or any of its Affiliates, but excluding (i) any breach of Section 2 (that does not give rise to a material breach of any other Section hereof) or (ii) any breach of Section 3 (that does not give rise to a material breach of any other Section hereof), and fails to cure such breach to the satisfaction of Giosis within ninety (90) days after written notice thereof from Giosis;

(b)                                 Licensee attempts to assign any right or delegate any duty under this Agreement

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in violation of Section 10.4 (Assignment);

(c)                                  Licensee becomes insolvent or is unable to pay its debts as they become due, makes an assignment for the benefit of its creditors, enters into bankruptcy or similar proceedings, or has a receiver or custodian appointed for it;

(d)                                 Licensee ceases to conduct business or enters into dissolution or liquidation proceedings; or

(e)                                  Licensee or any of its Affiliates asserts a claim (including any cross-claim or counterclaim) or defense, or directly or indirectly assists or cooperates with any other person in asserting a claim or defense, in any legal proceeding (including any proceeding before the U.S. Patent and Trademark Office or any similar government authority in any other jurisdiction) against Giosis or any of its Affiliates with respect to any product or service (or component of any product or service) of Giosis or any of its Affiliates: (i) based on alleged infringement (whether direct or indirect, including contributory infringement and inducing infringement) of any Intellectual Property Right in such product or service, or (ii) otherwise related to any of the Licensed Software, Licensed Marks, or any other technology, materials, or Intellectual Property Rights provided or licensed under this Agreement.

6.3                               Termination of Specific Licenses For Cause.

(a)                                 Giosis may immediately terminate the licenses granted in Section 2 by giving written notice of termination to Licensee if Licensee materially breaches Section 2 (including exceeding the scope of any license granted herein or infringement of any Intellectual Property Right granted by Giosis or any of its Affiliates herein) and fails to cure such breach to the satisfaction of Giosis within ninety (90) days after written notice thereof from Giosis.

(b)                                 Giosis may immediately terminate the licenses granted in Section 3 by giving written notice of termination to Licensee if Licensee materially breaches Section 3 (including exceeding the scope of any license granted herein or infringement of any Intellectual Property Right granted by Giosis or any of its Affiliates herein) and fails to cure such breach to the satisfaction of Giosis within ninety (90) days after written notice thereof from Giosis (unless such breach is limited solely to a breach of Section 3.5, in which case Licensee shall have ninety (90) days from the end of the thirty (30) day good faith negotiation period (as described in Section 3.5, if applicable) in which to cure such breach to the satisfaction of Giosis).

(c)                                  Licensee may immediately terminate the licenses granted in Section 4 by giving written notice of termination to Giosis if Giosis materially breaches Section 4 (including exceeding the scope of any license granted herein or infringement of any Intellectual Property Right granted by Licensee) and fails to cure such breach to the satisfaction of Licensee within ninety (90) days after written notice thereof from Licensee.

6.4                               Effect of Termination.  On the effective date of termination of this Agreement, all licenses granted by Giosis to Licensee under this Agreement will be automatically revoked and terminated, Licensee will cease all further exercise of the rights granted herein, and all of Giosis’ obligations under this Agreement will automatically terminate.  On the effective date of termination of a particular license or other Sections under this Agreement, such license granted by Giosis to Licensee under this Agreement will be automatically revoked and terminated, Licensee will cease all further exercise of the rights granted under such license, and all of Giosis’ obligations under this Agreement in connection with such license or under such Sections will automatically terminate.

6.5                               Survival.  Upon termination or expiration of this Agreement, Sections 1, 2.2, 3.5, 4, 5, 6,

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7, 8, 9 and 10 will survive and remain in effect in accordance with their terms.

7.                                      INDEMNIFICATION.  Licensee will indemnify and hold harmless, and at Giosis’ request defend, Giosis, Giosis’ Affiliates, and their directors, officers, employees and agents (“Giosis Indemnitees”) from and against any and all claims, losses, liabilities, damages, costs, and expenses (including reasonable attorneys’ fees, expert witness fees, and court costs) directly or indirectly arising from or relating to a material breach by Licensee or any of its Affiliates of any term of this Agreement or the use by Licensee or any of its Affiliates of the Licensed Marks or Licensed Software or exercise of any of the rights granted under Sections 2, 3 or 7 hereunder in a manner other than as granted under such sections, provided that the total amount of such indemnification shall not exceed US $5,000,000 (provided that such cap shall not apply to willful breaches and shall not apply to damages incurred by the Giosis Indemnitees after any applicable cure period), including the design, development, operation, or maintenance of any Covered Online Marketplace by or on behalf of Licensee or any of its Affiliates Giosis will use reasonable efforts to notify Licensee promptly of any claim for which Giosis believes any Giosis Indemnitee is entitled to indemnification under this Section 7 and which Giosis desires Licensee to defend.  However, Giosis’ failure to provide such notice or delay in providing such notice will relieve Licensee of its obligation under this Section 7 to defend the claim only if such delay or failure materially prejudices Licensee’s ability to defend the claim.  If Licensee is defending a third-party claim pursuant to this Section 7, the Giosis Indemnitees will have the right to participate in the defense of such claim with their own counsel and at their own expense.  No settlement of any such claim will be binding on a Giosis Indemnitee without the Giosis Indemnitee’s express prior written consent.

8.                                      REPRESENTATIONS AND DISCLAIMERS.  As of the Effective Date, neither Giosis nor any of its Affiliates have received any written claim, demand, cease and desist letter or other equivalent written communication, or any other written notice challenging the use, ownership or validity of the Licensed Software or the Licensed Marks, or otherwise alleging that any of the Licensed Software or the Licensed Marks infringe or otherwise violate the Intellectual Property Rights of any third party.  To the knowledge of Giosis, as of the Effective Date, and after reasonable investigation, (i) the Licensed Marks and Licensed Software do not infringe or otherwise violate the Intellectual Property Rights of any third party and (ii) Giosis has sufficient title and/or other right in the Licensed Marks and Licensed Software to provide the licenses hereunder.  Except as expressly provided in the first two sentences of this Section 8, nothing in this Agreement should be construed as: (a) a warranty or representation by Giosis as to the validity, enforceability, or scope of any Licensed Mark or other Intellectual Property Right licensed hereunder, (b) a warranty or representation by Giosis that Giosis will prosecute or maintain any of the Licensed Marks, (c) a warranty or representation by Giosis that exercising any license granted herein will not infringe the Intellectual Property Rights of a third party, (d) a warranty or representation by Giosis that it will enforce any Licensed Mark against a third party, or (e) an obligation by Giosis to furnish any manufacturing or technical information to Licensee to enable Licensee to use the Licensed Software. Licensee acknowledges that it has relied on no warranties, and that no warranties are made by any of Giosis’ Affiliates or suppliers.  GIOSIS AND ITS AFFILIATES MAKE NO WARRANTIES, WHETHER EXPRESS, IMPLIED, OR STATUTORY, REGARDING THE LICENSED SOFTWARE, LICENSED MARKS, THE LICENSES GRANTED HEREIN, OR ANY OTHER TECHNOLOGY, MATERIALS OR SERVICES PROVIDED UNDER THIS AGREEMENT, WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE AND, EXCEPT AS SET FORTH IN THIS SECTION 8, NON-INFRINGEMENT OF THIRD PARTY RIGHTS.

9.                                      LIMITATION OF LIABILITY.  In no event will Giosis be liable to Licensee or any of its Affiliates for any lost profits or consequential, indirect, punitive, exemplary, special, or incidental damages arising from or relating to this Agreement or the Licensed Software, Licensed Marks, or any other rights, technology, or materials provided hereunder, whether in contract or tort or otherwise, even if Giosis knew or should have known of the possibility of such damages; and Giosis’ total cumulative liability arising from or relating to this Agreement or the Licensed Marks, or any other rights, technology, or materials provided hereunder will not exceed One Million United States Dollars (US $1,000,000).  No Affiliate of

8

Giosis will have any liability or obligation to Licensee arising out of or related to this Agreement or the Licensed Software, Licensed Marks, or any other rights, technology, or materials provided hereunder. The Parties acknowledge that the terms of this Section 9 reflect the allocation of risk set forth in this Agreement and that the Parties would not enter into this Agreement without these limitations of liability.  This Section 9 is not intended to limit Licensee’s ability to obtain injunctive relief as specified in Section 10.9.

10.                              GENERAL

10.1                        Compliance with Certain Laws.  Licensee will comply with all applicable export and import control laws in its use of the Licensed Software and any other technology or materials provided under this Agreement and exercise of its license rights under this Agreement, and in particular, Licensee will not export or re-export the Licensed Software or any such technology or materials without all required government licenses and permissions.  Licensee will defend, indemnify, and hold harmless Giosis and its Affiliates from and against all fines, penalties, liabilities, damages, costs, losses, and expenses (including reasonable attorneys’ fees) incurred by Giosis or any of its Affiliates as a result of any violation of such laws by Licensee or any of its Affiliates, agents or employees.

10.2                        Independent Contractors.  For purposes of this Agreement, Licensee’s relationship to Giosis is that of an independent contractor, and neither Party is an agent or partner of the other.  Licensee will not have, and will not represent to any third party that it has, any authority to act on behalf of Giosis.

10.3                        Notices.  Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in English, in writing, and shall be conclusively deemed to have been duly given (a) when hand delivered to the other Party; (b) when sent by facsimile at the number set forth below, upon successful transmission report being generated by sender’s machine; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, prepaid postage; or (d) three (3) business days after deposit with an international recognized express courier, with written verification of receipt. All such notices, requests, waivers and other communications shall be addressed to the Parties as set forth below.

To Giosis:

9F, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu

Seoul, Korea 135-912

Attn: Moo-Seong Kim

Fax: +82-2-501-9717

Tel: +82-2-6004-9010

To Licensee:

2206, No.620 Zhangyang Road, Pudong,

Shanghai, PRC 200122

Attn: Sang-Mok Lee

Fax: +86-21-5196-3900

Tel: +86-21-6061-1215

Each person making a communication hereunder by facsimile shall promptly confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile pursuant hereto but the absence of such confirmation shall not affect the validity of any such communication.  A Party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 10.3 by giving the other Party written notice of the new address in

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the manner set forth above.

10.4                        Assignment.  Neither this Agreement nor any right or obligation under it shall be assignable or otherwise transferable by Licensee without the express prior written consent of Giosis, and any purported assignment or other transfer without such consent shall be void and unenforceable, except that Licensee (or any permitted successor of Licensee) may assign this Agreement to its successor in a Sale Event of Licensee provided that such successor executes and delivers a joinder agreement reasonably satisfactory to Giosis. Giosis may assign this Agreement without consent (a) to any Affiliate of Giosis or (b) to its successor in connection with a Sale Event of Giosis provided that such successor agrees to assume all of Giosis’ obligations and liabilities hereunder.

10.5                        No Waiver.  A provision of or right under this Agreement may not be waived except by a waiver in writing signed by the Party granting the waiver, and shall be effective only to the extent specifically set out in that waiver.

10.6                        Amendment.  This Agreement and the Exhibits hereto may only be amended in a writing executed and delivered by all the Parties.

10.7                        Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of New York without regard to its conflict of Law rules.  The Parties agree that the United Nations Convention on Contracts for the International Sale of Goods will not apply to this Agreement.

10.8                        Jury Trial.  TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW, EACH OF THE PARTIES HERETO HEREBY WAIVES, AND COVENANTS THAT IT SHALL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY CIVIL ACTION IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY.

10.9                        Remedies.  Except as otherwise expressly provided in this Agreement, the Parties’ rights and remedies under this Agreement are cumulative and not alternative.  Licensee acknowledges that any actual or threatened breach of this Agreement will constitute immediate, irreparable harm to Giosis for which monetary damages would be an inadequate remedy, and that Giosis may enforce this Agreement by actions for specific performance and for injunctive and other relief.  If Licensee continues to exercise any of the rights granted herein after the applicable license has terminated or expired, Giosis will be entitled to immediate injunctive relief.  Licensee agrees not to oppose the granting of such relief in the event a court determines that any breach hereof has occurred, and to waive any requirement for the posting of any bond in connection with such remedy.

10.10                 Severability.  If a court of competent jurisdiction holds that part of this Agreement is invalid, inoperative or unenforceable in any jurisdiction or circumstances, that part shall not be invalid, inoperative or unenforceable in any other jurisdiction or circumstances, so long as such invalidity, inoperativeness or unenforceability does not result in a material limitation of any benefit or increase in any obligation or liability of any Party, and no other part of this Agreement shall be invalid, inoperative or unenforceable, or affected in any other way.  If a provision of this Agreement is so broad as to be unenforceable, that provision shall be interpreted to be only as broad as is enforceable. Without limiting the generality of the foregoing, Licensee agrees that Section 9 will remain in effect notwithstanding the unenforceability of any provision in Section 8.

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10.11                 Nonexclusive.  All rights and licenses granted to Licensee under this Agreement are nonexclusive, and nothing in this Agreement shall prohibit or restrict Giosis from granting any rights or licenses to any third party or from conducting any business or developing or exploiting any technology or intellectual property anywhere in the world, or from marketing, promoting, or advertising any product or service anywhere in the world.  Notwithstanding the foregoing, Giosis agrees and acknowledges that it is subject to certain non-competition obligations in the License Territory as further set forth in the Shareholders Agreement.

10.12                 Records and Audits. At all times during the term of this Agreement and for at least two (2) years after expiration or termination of this Agreement, Licensee will maintain at its principal place of business complete and accurate records with respect to Licensee’s activities pursuant to this Agreement.  Subject to the confidentiality obligations hereunder, Giosis will have the right, at its sole expense, during normal business hours and upon at least five (5) days prior notice, through a third party, to inspect Licensee’s facilities and audit Licensee’s records relating to its activities under this Agreement in order to verify that Licensee has complied with the terms and conditions of this Agreement.

10.13                 Construction. The table of contents and the headings are for ease of reference only and do not affect the construction of this Agreement.  Any rule of construction to the effect that ambiguities are to be resolved against the drafting Party will not be applied in the construction or interpretation of this Agreement.  As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”  All references in this Agreement to “Sections” are intended to refer to sections of this Agreement.

10.14                 Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.  Facsimile transmissions of any executed original document and/or retransmission of any executed facsimile transmission shall be deemed to be the same as the delivery of an executed original.

10.15                 Language of Agreement.  The English language text of this Agreement shall be the only binding version.  Any translation hereof shall be for convenience only and have no legal effect.

10.16                 Costs. Except as otherwise specifically provided herein, each Party shall pay its own costs for the preparation and execution of this Agreement, and any document executed to give effect to any provisions of this Agreement.  In the event of any action at law, suit in equity or other proceeding in relation to this Agreement, the prevailing Party shall be entitled to recover from the losing Party all reasonable fees, costs and expenses incurred in enforcing any right of the prevailing party under or with respect to this Agreement, including without limitation, all reasonable fees, costs and expenses of attorneys and accountants and of appeals.

10.17                 Third Party Rights

(a)                                 This Agreement and the documents referred to in it are made for the benefit of the parties to them and their successors and permitted assigns, and are not intended to benefit, or be enforceable by, anyone else, except that Giosis and its Affiliates are third party beneficiaries of Licensee’s indemnification obligations and waivers and the limitations of liability under this Agreement.

(b)                                 The right of the parties to terminate, rescind or agree to any amendment, variation, waiver or settlement under this Agreement is not subject to the consent of any person that is not a party to the Agreement.

10.18                 Entire Agreement.  This Agreement (including its Exhibits) constitutes the entire

11

agreement and understanding of the Parties as to this subject matter, and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to such subject matter.

10.19                 Confidentiality.

(a)                                 Subject to Section 10.19(b), each Party agrees to:

(i)                                    keep confidential the Confidential Information;

(ii)                                use the Confidential Information solely for the purposes consistent with this Agreement; and

(iii)                            disclose the Confidential Information only to its Affiliates, its and their investors, and its and their respective employees, directors and other representatives (“Representatives”) on a need-to-know basis and ensure that such party is aware that the Confidential Information shall be kept confidential.

(b)                                 If a Party is required by law, legal process or the rules of any securities exchange to disclose any Confidential Information, such Party may disclose such Confidential Information in accordance with such law, legal process or rules, provided that the Party (i) if practicable, gives the other Party written notice and the opportunity to seek confidential treatment of the Confidential Information prior to such disclosure, and (ii) uses commercially reasonable efforts to ensure that such Confidential Information is disclosed only to the extent so required.

[Remainder of Page Intentionally Left Blank]

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In Witness Whereof, the Parties have executed this License Agreement as of the Effective Date.

Giosis:	Licensee:

Giosis Pte. Ltd.	Shanghai Giosis IT Ltd.

Authorized Signature	Authorized Signature

Printed Name	Printed Name

Title	Title

EXHIBIT A

LICENSED MARKS

1. Madrid Route

No.	Mark	Class	Designated Country	Application No.	Application Date	Registration No. (International)	Registration Date (International)	Priority No.	Priority Date	Status
1	Qoo10	35, 42	AU/CN/JP/SG	KR-2011-0000419	2011.10.06	1097565	2011.10.06	KR 41-2011-0009327 KR 41-2011-0009334	2011.04.06	Under Examination in Designated Countries
2	Qpost	38	AU/CN/JP/SG	KR-2012-0000233	2012.05.22	1124699	2012.05.22	KR 41-2012-0012056	2012.04.06	Under Examination in Designated Countries

2. China

No.	Mark	Class	Application No.	Application Date	Registration No.	Registration Date	Priority No.	Priority Date	Status
1	趣天	35	10535916	2012.02.27					Under Examination
2	趣天	38	10535917	2012.02.27					Under Examination
3	趣天	42	10535918	2012.02.27					Under Examination
4	趣探网	35	10739118	2012.04.09					Under Examination
5	趣探网	38	10739120	2012.04.09					Under Examination

6	趣探网	42	10739119	2012.04.09	Under Examination
7	趣天网	35	10739116	2012.04.09	Under Examination
8	趣天网	38	10739117	2012.04.09	Under Examination
9	趣天网	42	10739115	2012.04.09	Under Examination

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EXHIBIT E

EMPLOYMENT

No	Emp. No	Name	Department	Title	Entity	Note
1		Young Bae Ku		CEO	GSH	to work for both Giosis & GSH (part-time)
2	G00094	HyunKyu Park(朴炫奎)	CN Biz 1	Senior Staff	GSH
3		Jib Kwon(权执)	CN Biz 1	Intern	GSH
4	G00006	JeongMin Lee (李廷敏)	CN Biz 2	Division Leader	GVIE
5	G00219	MeiLing Li (李美玲)	CN Biz 2	Staff	GVIE
6	G00314	ZeQing Han (韩泽青)	CN Biz 2	Senior Staff	GVIE
7	G00348	Lu Ying(陆颖)	CN Biz 2	Senior Staff	GVIE
8	G00375	WenQing Xu(徐文卿)	CN Biz 2	Staff	GVIE
9	G00444	ZhongYi Xu (徐仲佾)	CN Biz 2	Staff	GVIE
10	G00023	ShimHun Youk(陆心宪)	Development	Team Leader	GVIE	to work for both Giosis & GVIE (part-time)
11	G00170	HyunSoo Park(朴炫帅)	Development	Staff	GVIE	to work for both Giosis & GVIE (part-time)
12	G00359	DeokHae Hyeon(玄德海)	Development	Staff	GVIE	to work for both Giosis & GVIE (part-time)
13	G00465	ZhongJun Quan(全忠均)	Development	Staff	GSH
14	G00214	SangMok Lee (李相穆)	General Administration	Team Leader	GSH
15	G00326	Kai Wang (王凯)	General Administration	Staff	GVIE

16	G00026	John Yun (尹秀严)	Operation & Marketing	Group Leader	GSH	to work for both Giosis & GSH (part-time)
17	G00221	JunHyuck Paek (白俊赫)	Operation & Marketing	Staff	GSH
18	G00295	BeiLin Lu (路贝琳)	Operation & Marketing	Staff	GVIE
19	G00398	Jing Li(李婧)	Operation & Marketing	Staff	GSH
20	G00405	SiYing Lu(陆思颖)	Operation & Marketing	Staff	GVIE
21	G00422	ZheYi Wu(吴哲毅)	Operation & Marketing	Staff	GSH
22	G00462	Ping Wang(王萍)	Operation & Marketing	Staff	GSH
23		SeonYoung Lim(林萱英)	Operation & Marketing	Intern	GSH
24	G00482	FeiWen GU(顾斐雯)	Operation & Marketing	Staff	GSH
25	G00485	Jun GU(顾骏)	Operation & Marketing	Staff	GSH

Employment Agreement

This Employment Agreement (“Agreement”) is entered into as of December       , 2012, by and between Shanghai Giosis IT Ltd., a wholly-foreign owned limited company organized and existing under the laws of the People’s Republic of China (“PRC”) (the “Company”), and Young Bae Ku, who is a Korean national (the “Employee”).

The basic information of the Company and the Employee are as follows:

Company:                                     Shanghai Giosis IT Ltd. (上海智哦熙信息技术有限公司);

Domicile:               Room 2206, Zhongrong Hengrui Builidng, No. 620 Zhangyang Road, Pudong New Area, Shanghai, China;

Legal representative:                               Young Bae Ku.

Employee:                                     Young Bae Ku;

Domicile:

Passport number:

RECITALS:

WHEREAS, the Company wishes to employ and appoint the Employee as the Chief Executive Officer (the “CEO”) of the Company and the Employee wishes to accept the position offered by the Company as the CEO, subject to the terms and conditions set forth herein,

NOW, THEREFORE, in consideration of the mutual promises, undertakings and covenants set forth hereinafter, the parties hereto mutually agree as follows:

1.                                      Employment.  Effective upon December       , 2012 (the “Effective Date”), the Company hereby employs the Employee, and the Employee hereby accepts the offer of employment, as the CEO of the Company.

2.                                     Duties and Conduct.  During the term of this Agreement, the Employee shall have such powers and duties as are incidental to the position of CEO and such other duties and powers as may from time to time be conferred upon or assigned to the Employee by or pursuant to authority delegated by the Board of Directors of the Company (the “Board”).  The CEO’s authority shall be subject to all of the rights and powers of the Board, including, without limitation, the rights and powers under applicable laws, rules or regulations, and the Company’s articles of association, as amended from time to time (the “Articles”).  The

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Employee shall perform and carry out in a faithful and diligent manner all of the duties and responsibilities of the CEO as required by the Company, in accordance with the immediately following sentence.  The Employee shall exercise his best efforts to promote the success of the business of the Company and act at all times in the best interest of the Company.

3.                                 Working Place.  Except as otherwise provided herein or as may reasonably be deemed necessary by the Company, the Employee shall principally work and perform this Agreement at the principal office of the Company and its affiliates.

4.                                 Working Time and Rest Period.  The Employee agrees to devote substantially all of his China focused time to his duties and responsibilities as the CEO (and CEO of any entity which directly or indirectly wholly-owns the Company), and such aggregate time shall not be less than twenty percent (20%) of his full business time, on average, on a monthly basis.  The Employee may arrange his rest period at his own discretion, provided that the working time set forth above is not diminished.

5.                                      Remuneration and Social Insurance.  The Employee shall receive the following remuneration and allowances for the working for the Company:

(a)                                 The Company shall pay salary of RMB             per month to the Employee;

(b)                                 The Employee may participate in any performance-based incentive plans established by the Company from time to time, as determined by the Board;

(c)                                  Entitlement to monthly and annual paid vacation in accordance with the Company’s policies;

(d)                                 The free use of a motor vehicle in accordance with the Company’s policies; and

(e)                                  Enrollment in any social insurances and/or other statutory benefit programs as required by applicable law.

The Employee’s remuneration and allowances shall be reviewed by the Company and may be adjusted by such amount as the Company, in its sole discretion, determines in accordance with Company policies and applicable law.

In addition, the above remuneration shall take into account the benefits provided by any affiliate of the Company to the Employee in his capacity as officer of such affiliate and, if applicable, the Company and such affiliate(s) may enter into an expense sharing agreement pursuant to which the Company and such affiliate(s) agree to ratably share certain

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remuneration expenses of the Employee.

6.                                      Term.  The term of this Agreement shall be five (5) years commencing from the Effective Date.  If both parties agree to renew this Agreement upon expiry, the Company shall apply to the labor authority for renewal at least 30 days prior to expiry.

7.                                      Termination.  Subject to applicable laws and regulations, the Articles and/or regulations governing severance for officers, and the terms and limitations set forth below, this Agreement may be terminated by notice in writing:

(a)         By the Board, with or without cause, by giving thirty (30) days prior written notice to the Employee.  In the sole discretion of the Company, in lieu of providing the thirty (30) days notice, the Company may pay the Employee thirty (30) days of base salary.

(b)         By the Employee, at any time, by giving thirty (30) days notice to the Board.

If this Agreement is terminated, the Company will determine the Employee’s severance package in accordance with applicable law and/or applicable severance policies as appropriate.

Upon termination of this Agreement, the Employee shall (x) deliver to the Company all materials relating to the business and affairs of the Company and its subsidiaries, including without limitation all manuals, documents, reports, equipment, working materials and lists of users prepared by the Company or the Employee in the course of his employment, and (y) return to the Company all property including all confidential information and all copies and reproductions thereof in any form whatsoever received by the Employee and delete the same from all retrieval systems and databases used by the Employee.  It shall not be a violation of this Agreement for the Employee to retain on file with its outside counsel one copy of this Agreement, the Employee Confidentiality, Non-competition and Non-solicitation Agreement entered into by the Employee in favor of the Company on the date hereof or any information regarding any ongoing indemnification rights of the Employee against the Company.

Where applicable, the Employee hereby authorizes the Company or any of its designees upon notice of termination to use his official CEO seal in order to update the Company’s commercial registry and any other governmental or public registration, license or other document as the Company may deem necessary or appropriate; provided that the Employee shall not incur any personal liability for such use by the Company.

8.                                      Labor Protection.  The labor protection, working conditions as well as occupational danger prevention and protection provided by the Company shall comply with relevant laws and regulations.

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9.                                      Labor Discipline.  The Employee shall always be subject to and act in compliance with all applicable laws, rules, regulations, the Articles and such policies, resolutions and instructions issued from time to time by the Company.

10.                               Confidentiality; Non-Competition and Non-Solicitation Agreement.  The specific duties and obligations of the Employee with respect to confidentiality, non-competition and non-solicitation will be separately agreed.

11.                               Liability for Breach.  Each party shall bear the liability for breach of this Agreement according relevant laws and regulations.

12.                              Governing Law and Severability. This Agreement shall be governed by, and construed in accordance with, the laws of PRC.  In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of competent PRC court; and (b) each of the parties irrevocably consents to service of process by (i) hand-delivery or (ii) if sent designated for overnight delivery, by internationally recognized overnight air courier (such as Federal Express), return receipt requested, postage prepaid, to the address set forth in such party’s basic information on the first page hereto.  If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid or unenforceable, the remaining provisions shall remain in full force and effect, as if the illegal, invalid or unenforceable provision had never existed herein.

13.                          Counterparts.  This Agreement shall be executed in two counterparts, each of which shall be deemed an original but which, taken together, shall constitute one and the same instrument.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto and/or their duly authorized representatives have executed this Employment Agreement as of the date first above written.

Shanghai Giosis IT Ltd.	Young Bae Ku

Name:
Title:

EXHIBIT F

YOUNG BAE KU EMPLOYMENT AGREEMENT

SERVICE AGREEMENT

This Service Agreement (“Agreement”) is entered into as of December [  ], 2012, by and between GIOSIS CAYMAN LTD., a limited company organized and existing under the laws of Cayman Islands, having its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company”), and Young Bae Ku, who is a Korean national (the “Executive”).

RECITALS:

WHEREAS, effective upon the Closing (as defined in the Subscription and Contribution Agreement made and entered into as of November 20, 2012 by and among the Company, Giosis China Limited, a limited company organized and existing under the laws of Hong Kong and wholly-owned subsidiary of the Company (“GHK”), Giosis Pte. Ltd., a limited company organized and existing under the laws of Singapore (“Giosis”), and Mecox Lane Limited, a limited company organized and existing under the laws of Cayman Islands (“Mecox”) (as may be amended, restated or otherwise modified from time to time, the “Subscription and Contribution Agreement”)), the Company wishes to appoint the Executive as the Chief Executive Officer of the Company and its subsidiaries (“CEO”) and the Executive wishes to accept the position offered by the Company as the CEO, subject to the terms and conditions set forth herein;

WHEREAS, the Executive is the existing CEO of Giosis and certain of its other subsidiaries and will continue to serve as the CEO of Giosis and such subsidiaries after the date hereof;

NOW, THEREFORE, in consideration of the mutual promises, undertakings and covenants set forth hereinafter, the parties hereto mutually agree as follows:

1.                                      Service. Effective upon the Closing, the Company hereby acknowledges the service of the Executive, and the Executive hereby accepts the offer of service, as the CEO of the Company and its subsidiaries, including, without limitation, Shanghai Giosis IT Ltd., a wholly foreign-owned enterprise with limited liability organized and validly existing under the laws and regulations of the People’s Republic of China (“PRC”) (“GSH”), and Giosis e-Commerce (Shanghai) Ltd., a limited company organized and existing under the laws and regulations of the PRC (“GVIE”).

Except as otherwise provided herein or as may reasonably be necessary by the Company, the Executive shall principally provide his services hereunder at the principal office of the

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Company and its subsidiaries in Shanghai, China.

2.                                      Duties and Conduct.  During the term of this Agreement, the Executive shall have such powers and duties as are incidental to the position of Chief Executive Officer and the comparable office at Giosis consistent with past practice as of the date of this Agreement and such other duties and powers as may from time to time be conferred upon or assigned to the Executive by or pursuant to authority delegated by the Board of Directors of the Company (“Board”).  The CEO’s authority shall be subject to all of the rights and powers of the Board (including, without limitation, the rights and powers under applicable laws, rules or regulations, the Company’s memorandum and articles of association, as amended from time to time (the “Articles”), and the Shareholders Agreement dated as of December                           , 2012 among the Company, GHK, Giosis, Mecox and certain other parties thereto (as may be amended, restated or otherwise modified from time to time).

The Executive shall perform and carry out in a faithful and diligent manner all of the duties and responsibilities as the CEO as required by the Company, on a part-time basis in accordance with the immediately following sentence.  The Executive agrees to devote substantially all of his China focused time to his duties and responsibilities as the CEO, and such aggregate time shall not be less than twenty percent (20%) of his full business time, on average, on a monthly basis.  The Executive shall exercise his best efforts to promote the success of the business of the Company and act at all times in the best interest of the Company.  The Executive shall always be subject to and act in compliance with all applicable laws, rules, regulations, the Articles and such policies, resolutions and instructions issued from time to time by the Company.

3.                                      Compensation.  The Executive shall receive the following compensation and allowances for the services rendered to the Company:

(a)                                 The Company shall pay its pro rata share of the base salary of the Executive as paid by Giosis to the Executive.  Initially, the pro rata share of the Company shall be twenty percent (20%) but shall be reviewed at the end of each calendar year to appropriately adjust the sharing percentage as agreed to between the Company and Giosis.  In the event the Executive no longer serves as the CEO of Giosis but continues to serve as the CEO hereunder, the base salary shall be appropriately adjusted (and the parties hereto shall amend this Agreement) to reflect any change in the time commitment of the Executive.  The then applicable base salary (as determined in accordance with this Section 3(a), the “Base Salary”) shall be paid in twelve (12) monthly installments, less the deductions, withholdings and

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contributions required by applicable law;

(b)                                 The Appointee may participate in any performance-based incentive plans established by the Company from time to time, as determined by the Board;

(c)                                  Entitlement to monthly and annual paid vacation in accordance with the Company’s policies;

(d)                                 The free use of a motor vehicle in accordance with the Company’s policies; and

(e)                                  Enrollment in any social insurances and/or other statutory benefit programs as required by applicable law.

The Executive’s compensation and allowances shall be reviewed by the Company and may be adjusted by such amount as the Company, in its sole discretion, determines in accordance with Company policies and applicable law.  In addition, the above compensation shall take into account the benefits provided by Giosis to the Executive in his capacity as CEO of Giosis (and certain of its subsidiaries, excluding for this purpose the Company and its subsidiaries) and, if applicable, the Company and Giosis may enter into an expense sharing agreement pursuant to which the Company and Giosis agree to ratably share certain compensation expenses of the Executive.

4.                                      Term.  The Executive’s service under this Agreement shall commence upon the Closing and shall continue in full force and effect until terminated in accordance with the provisions of this Agreement and as required by applicable laws.

5.                                      Termination.  Subject to applicable laws and regulations, the Articles and/or regulations governing severance for officers, and the terms and limitations set forth below, the service of the Executive may be terminated by notice in writing:

(a)         by the Board with or without Cause by giving thirty (30) days prior written notice to the Executive. In the sole discretion of the Company, in lieu of providing the thirty (30) days’ notice, the Company may pay the Executive thirty (30) days of Base Salary, or any combination of notice and payment of Base Salary that is equivalent thereto.

(b)         By the Executive, at any time, by giving thirty (30) days’ notice to the Board.

If the Executive’s service is terminated by the Board with Cause, or is terminated by the

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Executive pursuant to Section 5(b), the Company will determine the Executive’s severance package in accordance with applicable law and/or applicable severance policies as appropriate.

If the Executive’s service is terminated by the Board without Cause, the Executive will receive a severance payment equal to the Base Salary for the period commencing on the date of such termination and concluding on the date that eighteen (18) months following the date of such termination, less the deductions, withholdings and contributions required by applicable law.

Upon termination of his service and this Agreement, the Executive shall (x) deliver to the Company all materials relating to the business and affairs of the Company and its subsidiaries, including without limitation all manuals, documents, reports, equipment, working materials and lists of users prepared by the Company or the Executive in the course of his service, and (y) return to the Company all property including all confidential information and all copies and reproductions thereof in any form whatsoever received by the Executive and delete the same from all retrieval systems and databases used by the Executive. It shall not be a violation of this Agreement for the Executive to retain on file with its outside counsel one copy of this Agreement, the Employee Confidentiality, Non-competition and Non-solicitation Agreement entered into by the Executive in favor of the Company on the date hereof, any information regarding any ongoing indemnification rights of the Executive against the Company and the any confidential information provided by the Company to Giosis in its capacity as a shareholder of the Company.

Where applicable, the Executive hereby authorizes the Company or any of its designees upon notice of termination to use his official CEO seal in order to update the Company’s commercial registry and any other governmental or public registration, license or other document as the Company may deem necessary or appropriate; provided that the Executive shall not incur any personal liability for such use by the Company.

6.                                      Confidentiality; Non-Competition and Non-Solicitation Agreement.  The specific duties and obligations of the Executive with respect to confidentiality, non-competition and non-solicitation are contained in Attachment 1 and are incorporated herein by reference.

7.                                      Entire Agreement.  This Agreement, including Attachment 1, contains the entire agreement between the parties relating to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties.  In addition, it is acknowledged that the Executive

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shall enter into a corresponding Service Agreement with GSH in substantially the form attached hereto as Attachment 2, which shall be deemed incorporated into this Agreement and each of the Company and GSH shall be jointly and severally liable hereunder and thereunder.  No modification, alteration or amendment of this Agreement, and no waiver of any provision hereof may be made unless such modification, alteration, amendment, or waiver is set forth in writing and signed by the parties hereto.  For the avoidance of doubt, the Executive shall be paid the compensation only once (without duplication) and the allocation of the compensation expenses and obligations between the Company and GSH shall be mutually determined by the Company and GSH.

8.                                      Governing Law and Severability. This Agreement shall be governed by, and construed in accordance with, the laws of the Cayman Islands, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.  If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid or unenforceable, the remaining provisions shall remain in full force and effect, as if the illegal, invalid or unenforceable provision had never existed herein.

9.                                      Counterparts.  This Agreement shall be executed in two counterparts, each of which shall be deemed an original but which, taken together, shall constitute one and the same instrument.

10.                               Dispute Resolution.

(a)                                 Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved through consultation.  Such consultation shall begin immediately after one Party hereto has delivered to the other Party hereto a written request for such consultation.  If within thirty (30) days following the date on which such notice is given the dispute cannot be resolved, the dispute shall be submitted to arbitration upon the request of either Party with notice to the other.

(b)                                 The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “Centre”).  There shall be three arbitrators.  Each Party hereto shall each select one arbitrator within thirty (30) days after giving or receiving the demand for arbitration.  Such arbitrators shall be freely selected, and the parties shall not be limited in their selection to any prescribed list.  The Chairman of the Centre shall select the third arbitrator, who shall be qualified to practice law in New York, United States of America.  If either Party does not appoint an arbitrator who has consented to participate within thirty

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(30) days after selection of the first arbitrator, the relevant appointment shall be made by the Chairman of the Centre.

(c)                                  The arbitration proceedings shall be conducted in English.  The arbitration tribunal shall apply the Arbitration Rules of the Centre in effect at the time of the arbitration.  However, if such rules are in conflict with the provisions of this Section 10, including the provisions concerning the appointment of arbitrators, the provisions of this Section 10 shall prevail.

(d)                                 The arbitrators shall decide any dispute submitted by the parties to the arbitration strictly in accordance with the substantive law of Cayman Islands and shall not apply any other substantive law.

(e)                                  Each Party hereto shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the other in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such Party.

(f)                                   The award of the arbitration tribunal shall be final and binding upon the disputing parties, and either Party may apply to a court of competent jurisdiction for enforcement of such award.

(g)                                  Notwithstanding anything to the contrary above, nothing in this Section 10, or otherwise, shall limit the right of any Party to this Agreement to seek judicial equitable relief, specific performance or other equitable relief available to it under applicable statutory and/or case law.

11.                              Assignment of Inventions.

(a)           Subject to the terms of this Section 11, Executive hereby irrevocably and unconditionally assigns all of Executive’s right, title and interest in and to all Executive Company Inventions (as defined below), and all of Executive’s Intellectual Property Rights (as defined below) therein, as follows: (A) a 50% undivided interest in such Executive Company Inventions and Intellectual Property Rights to the Company and (B) a 50% undivided interest in such Executive Company Inventions and Intellectual Property Rights to Giosis, so that such Executive Company Inventions and Intellectual Property Rights assigned by Executive are owned jointly by the Company and Giosis. As used herein, “Executive Company Inventions” means each article, discovery, development, design, idea, improvement, invention, know-how, method, process, substance, software code, work of authorship and technology, whether or not patentable or copyrightable (each an “Invention”) that the Executive discovers, conceives, invents, creates or develops, alone or with others (“Develops”), during the term of Executive’s employment with the Company or any of its subsidiaries, if such Invention (X) is Developed by Executive in the course of performance of the Executive’s services for the Company or any of its subsidiaries, (Y) is Developed with the use of any of the equipment, supplies, or facilities of the Company or any of

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its subsidiaries, or (Z) relates to the business, or the actual or anticipated research or development, of the Company or any its subsidiaries, but excluding in each case any Invention that, in whole or in part: is Developed in the course of Executive’s services for Giosis or any of its subsidiaries, is Developed with the use of any of the equipment, supplies, or facilities of Giosis or any of its subsidiaries, or relates to the business, or the actual or anticipated research or development, of Giosis or any its subsidiaries. As used herein, “Intellectual Property Rights” means all present and future worldwide copyrights, trademarks, trade names, trade secrets, patents, domain names, moral rights, contract rights and other proprietary rights of any kind and nature, and any and all registrations and applications therefor.

(b)           Each of Executive, the Company, and Giosis acknowledges and agrees that (i) in no event shall this Section 11 be interpreted or enforced in a manner that is inconsistent with that certain Technology and IP License Agreement, dated as of the date hereof, by and between Giosis and GSH (the “Technology License Agreement”), the terms of which shall prevail over this Agreement, in the event of any conflict, with respect to any Inventions and/or Intellectual Property Rights that are subject to the Technology License Agreement, including licenses thereto and ownership thereof, and (ii) Executive will continue to provide substantially similar services to Giosis and Executive is subject to an assignment of Inventions and Intellectual Property Rights provision in favor of Giosis, which shall not be affected by this Agreement.  Each of Executive, the Company, and Giosis acknowledges and agrees that the parties expect that the Executive will most likely Develop unpatentable know-how pursuant to this Agreement, but that if the Executive does Develop a patentable Invention pursuant to this Agreement then Executive, Company, and Giosis will comply with this Section 11with respect to that Invention.

(c)           Executive hereby grants to each of the Company and Giosis a perpetual, irrevocable, non-exclusive, worldwide, transferable, royalty-free and fully paid up license (with the right to grant sublicenses through multiple levels of sublicensees) under all Intellectual Property Rights in any Executive Company Inventions for which the assignment under this Agreement is not fully effective for any reason and in Executive Pre-Existing IP: (i) to reproduce, create derivative works of, distribute, publicly perform, publicly display, digitally transmit, modify, use, and otherwise exploit the Executive Company Inventions in any medium or format, whether now known or hereafter discovered, (ii) to use, make, have made, sell, offer to sell, import, and otherwise exploit any product or service based on, embodying, incorporating, or derived from the Executive Company Inventions, (iii) to exercise any and all other present or future rights in the Executive Company Inventions, and (iv) to practice any method or perform any process.  As used herein, “Executive Pre-Existing IP” means any Invention, in which Executive has an ownership interest, that is not assigned to the Company or Giosis under this Agreement or any agreement between Executive and Giosis and is or was incorporated into or embodied in any Executive Company Invention.

(d)           Executive will cooperate with the Company and Giosis in taking all further actions (including the execution and delivery of documents) necessary, or reasonably requested by the Company and/or Giosis, to perfect, maintain, protect, or enforce the Company’s and Giosis’s

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rights in the Executive Company Inventions or otherwise carry out the purpose of this Agreement.  The party requesting such cooperation (whether the Company or Giosis) will reimburse Executive for any reasonable and documented out-of-pocket expenses incurred by Executive in taking such actions requested by that party.  In the event that the Company or Giosis is unable, because of Executive’s unavailability or for any other reason, to secure Executive’s signature with respect to any of the foregoing documents, Executive hereby irrevocably designates and appoints the Company and Giosis and their duly authorized officers and agents as Executive’s agent and attorney in fact, to act for and on Executive’s behalf and stead to execute such documents and to do all other lawfully permitted acts to further the application for, prosecution, issuance, maintenance or transfer of any Intellectual Property Rights in the Executive Company Inventions with the same legal force and effect as if originally executed by Executive.  This right will be deemed coupled with an interest and is irrevocable.

(e)           Each of the Company and Giosis shall cooperate with respect to the filing of patent applications relating to Executive Company Inventions, and neither the Company nor Giosis shall file such a patent application without first consulting in good faith with the other. If both the Company and Giosis agree to file a patent application (including any patent application for a specific country), they shall share equally the cost of the filing, prosecution, and maintenance of such application and any resulting patent. If one of the Company or Giosis wishes to file such a patent application and the other does not, then whichever of the Company or Giosis wishes to file that application may do so, and the filing party shall be entitled to control the filing and prosecution thereof and shall bear the cost of filing, prosecution, and maintenance of such application and of any resulting patent, but both of the Company and Giosis shall remain joint owners of the patent application and every resulting patent and shall be named as assignees on every such patent application. If a party that is controlling the filing and prosecution of a patent application desires to abandon the application or any resulting patent, that party will first notify the other party and give the other party the opportunity to assume control of such patent application and maintenance of any resulting patent. Neither the Company nor Giosis shall bring any action to enforce its Intellectual Property Rights in Executive Company Inventions against a third party without the consent of the other. Neither the Company nor Giosis will have any duty of accounting to, or will need the approval or consent of, the other with respect to the use, exploitation, disclosure, or licensing of, or assignment of its rights in, Executive Company Inventions or Intellectual Property Rights therein, except that neither the Company nor Giosis will assign or license any Executive Company Inventions or Intellectual Property Rights therein to a third party while that third party is a defendant in a pending lawsuit or arbitration proceeding (including as a defendant in a counterclaim) instituted against such third party by the other of the Company or Giosis. Notwithstanding the foregoing, neither the Company nor Giosis will publish any Executive Company Invention before consulting in good faith with the other and allowing the other party at least thirty (30) days to determine whether it may want to file a patent application in respect of such Executive Company Invention.

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IN WITNESS WHEREOF, the parties hereto and/or their duly authorized representatives have executed this Service Agreement as of the date first above written.

Giosis Cayman Ltd.	Young Bae Ku

Name:
Title:

ACCEPTED AND AGREED:

Giosis Pte. Ltd.

Name:
Title:

EMPLOYEE CONFIDENTIALITY,
NON-COMPETITION AND NON-SOLICITATION AGREEMENT

THIS EMPLOYEE CONFIDENTIALITY, NON-COMPETITION AND NON-SOLICITATION AGREEMENT (the “Agreement”) is being executed and delivered as of December [    ], 2012, by YOUNG BAE KU (the “Employee”), in favor of, and for the benefit of GIOSIS CAYMAN LTD., a limited company organized and existing under the laws of Cayman Islands, having its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (together with its subsidiaries, collectively, the “Company”).

RECITALS

A.                                    Pursuant to and subject to the terms and conditions of a Subscription and Contribution Agreement, dated as of November 20, 2012 (the “Subscription and Contribution Agreement”), among the Company, Giosis China Limited, a limited company organized and existing under the laws of Hong Kong and to be renamed Giosis Mecoxlane Limited, Giosis Pte. Ltd., a limited company organized and existing under the laws of Singapore and in which the Employee beneficially holds a material portion of the equity interests on the date hereof (“Giosis”), and Mecox Lane Limited, a limited company organized and existing under the laws of Cayman Islands (“Mecox”), each of Giosis and Mecox will contribute certain assets to, and make certain cash investments in, the Company in order for the Company to operate an online marketplace in the PRC.

B.                                    The Employee is a key executive of the Company per the Service Agreement dated of even date herewith between the Company and the Employee (the “Service Agreement”), and has obtained, and will further obtain and develop extensive and valuable knowledge and confidential information concerning the business of the Company.

C.                                    The Employee, in the course of being involved in the business of the Company, will also develop on behalf of the Company significant goodwill that will be a significant part of the value of the Company.  This goodwill will extend throughout the People’s Republic of China (“PRC”).

D.                                    The Company wishes to protect the assets, business and goodwill of the Company, including the confidential and proprietary information now and hereinafter possessed by the Employee, by restricting the activities of the Employee in the manner described below.

AGREEMENT

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Employee agrees as follows:

1.                                      Term.  The term of this Agreement shall commence as of the Closing Date (as defined in the Subscription and Contribution Agreement) and extend (i) with respect to the obligations contained in Sections 6, 7, 8, 9, 10 and 11, indefinitely, (ii) with respect to the obligations contained in Sections 4 and 5, until the fifth (5th) anniversary of the date the Employee ceases to be employed by Company (the “Separation Date”), and (iii) with respect to the obligations contained in Sections 2 and 3, until the second (2nd) anniversary of the Separation Date.

2.                                      Restriction on Competition.  During the term of this Agreement with respect to the obligations under this Section 2, the Employee will not (i) directly or indirectly compete with the Company, (ii) be or become an officer, director, shareholder, owner, Affiliate (defined as any entity which directly or indirectly controls, is controlled by or is under common control with the another person or entity), partner, employee, agent, representative, consultant, advisor or manager of, for or to any person or entity that competes with the Company or (iii) solicit, for or with respect to any business which provides any platform (such as a marketplace), services and/or products that are the same as, substantially the same as, or competitive with any services or products marketed by the Company, any customers of the Company, or any person or entity who is or was a user of, a seller or advertiser in connection with or a technology, marketing or other partner relating to any aspect of the business of the Company in the PRC as of, or within the two years prior to, the Separation Date.  For purposes of this Agreement: (a) “compete” means: (x) prior to the Separation Date, engaging in any business or activity which provides any platform (as described above), services and/or products that are the same as, substantially the same as, or competitive with any platform, services or products marketed by the Company in any manner whatsoever within the PRC; and (y) from and after the Separation Date, engaging in any business or activity which provides any platform (as described above), services and/or products that are the same as, substantially the same as, or competitive with any platform, services or products marketed by the Company on the Separation Date in any manner whatsoever within the PRC; and (b) “PRC” means the People’s Republic of China, excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and the Islands of Taiwan.  The Employee shall not be deemed to compete with the Company solely by reason of (A) the ownership of an equity interest in a person or entity that competes with the Company if the Employee’s interest in the person or entity is solely a passive investment and the Employee is not employed by or a director, partner, agent or representative of, and does not advise, consult for, provide services to or participate in the management of, such person or entity; or (B) the provision of services by the Employee (whether as an employee, agent, representative, consultant, advisor or manager) to an entity that competes with the Company, if the Employee’s services are solely provided to a division, business unit or subsidiary of such entity that does not compete with the Company and such services do not relate to any services, products or business of such entity that compete with or are competitive with any products, services or business of the Company.

3.                                      Nonsolicitation; Intellectual Property Matters.  The Employee agrees that during the term of this Agreement with regard to the obligations under this Section 3, the Employee shall not directly or indirectly, on or for the Employee’s own behalf or benefit or in aid of any other person or entity, employ, hire or engage (including, but not limited to, in the capacity as a director, officer, employee, partner, principal, co-venturer, proprietor, consultant, agent, representative, trustee, Affiliate, stockholder, investor or other business associate) or induce or solicit for employment, hire or engagement any individual who was an employee of the Company at any time during the twelve (12) months preceding the Separation Date (each such individual, a “Specified Employee”); provided, however, that the foregoing provision shall not prohibit the Employee from: (i) offering employment to (A) persons who respond to a general solicitation or advertisement that is not specifically directed to the employees of the Company (and nothing shall prohibit the making of any such general solicitation or advertisement); or (B) who are referred to the Employee by search firms, employment agencies or other similar entities, provided that such entities have not been specifically instructed to solicit the employees of the Company; or (ii) soliciting or offering employment to any Specified Employee who has not been employed by the Company for a period of at least six (6) months prior to such solicitation or offer of employment.  During the term of this Agreement with regard to the obligations under this Section 3, the Employee shall not directly or indirectly, on or for the Employee’s own behalf or benefit or in aid of any other person or entity, bring, cause to be brought, or assist any third party in bringing any claim, suit, action or proceeding of any kind against the Company: (a) alleging that the Company (or any platform, service or product of any member of the Company) has infringed (whether directly, contributorily, by inducement or otherwise) or misappropriated any patent, copyright, trademark, service mark, trade secret, or other intellectual property right owned by (or exclusively licensed to) the Employee or any Affiliate of the Employee; or (b) contesting the validity of any patent, copyright, trademark, service mark, trade secret or other intellectual property right owned by the Company; provided that the foregoing shall in no manner

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restricted the obligations and duties of the Employee in his capacity as Chief Executive Officer and/or director of Giosis.

4.                                      Public Statements.  The Employee and the Company agree that none will make any negative or disparaging public statements about the other (and, in the case of the Company, about its Affiliates, officers, employees, representatives or agents), whether oral, written or otherwise; provided, however, that nothing in this Section 4 shall prevent the Employee or the Company from cooperating in any governmental proceeding or from providing truthful testimony pursuant to a legally-issued subpoena.

5.                                      Confidentiality. The Employee acknowledges that all confidential information and trade secrets (whether or not in written or tangible form) regarding the business of the Company and all such information and secrets of third parties as have been provided to the Employee in confidence or subject to any non-disclosure or confidentiality agreement, which information and secrets have been compiled by, created by, obtained by, or furnished to the Employee during the Employee’s employment with the Company (collectively, the “Confidential Information”) is subject to the terms set forth in the Services Agreement between Employee and the Company.  Upon or before the Separation Date, the Employee will return to the Company all originals and copies of any material in the possession of the Employee including or involving any Confidential Information.  The Employee agrees that the Employee will not at any time, directly or indirectly, disclose, divulge, reveal, report, publish, transfer or use the Confidential Information for any purpose whatsoever.  Notwithstanding the foregoing, the restrictions on disclosure contained in this Section 5 shall not apply to any information that becomes generally available to the public other than as a result of the disclosure of any of such information by (or at the direction of) the Employee or any of his Affiliates and it is acknowkedged that such Confidential Information may also be confidential information of Giosis.

6.                                      Severability; No Impairment.  It is the desire and intent of the parties that the restrictions set forth in this Agreement shall be enforced and adhered to in every particular, and in the event that any provision, clause or phrase shall be declared by a court of competent jurisdiction to be judicially unenforceable either in whole or in part — whether due to a fault in duration, geographic coverage, scope of activities precluded or otherwise — the parties agree that they will mutually petition the court to sever or limit the unenforceable provisions so as to retain and effectuate to the greatest extent legally permissible the intent of the parties as expressed in this Agreement. The Employee shall not engage in any activity, enter into any transaction or otherwise take any action that would (or that would reasonably be expected to) adversely impact in any material respect the purposes and intent of this Agreement or the benefits intended to be conferred upon the Company pursuant to this Agreement.

7.                                      Specific Performance.  Having carefully read and considered this Agreement in its entirety, the Employee agrees that, in recognition of the unique role the Employee will play in the operations of the Company and/or the Employee’s access to Confidential Information, the restrictions on the Employee’s activities set forth in this Agreement are necessary and appropriate to give effect to the intended relationships between the parties and are reasonable and no greater than is required for the protection of the Company and its legitimate business interests.  The Employee understands and agrees that the Company shall suffer irreparable harm in the event that the Employee breaches any of the Employee’s obligations under this Agreement and that monetary damages shall be inadequate to compensate the Company for such breach.  Accordingly, the Employee agrees that, in the event of a breach or threatened breach by the Employee of any provision of this Agreement, the Company, in addition to and not in limitation of any other rights, remedies or damages available to the Company at law or in equity, shall be entitled to a temporary restraining order, preliminary injunction and permanent injunction in order to prevent or restrain any such breach by the Employee, or by any or all of the Employee’s partners, co-venturers, employers, employees, agents, representatives, Affiliates and any and all persons or entities directly or indirectly acting for, on behalf of or with the Employee.  Prior to taking

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any legal action or bringing any proceeding to enforce the terms of this Agreement, the Company must first provide the Employee with written notice of his alleged breach, and allow the Employee thirty (30) days in which he will have an opportunity to cure the alleged breach.

8.                                      Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of Cayman Islands, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

9.                                      Successors and Assigns.  This Agreement shall be binding upon the parties and shall inure to the benefit of the parties and their respective successors and assigns.  The Company may freely assign any or all of its rights under this Agreement, in whole or in part, to any other person or entity without obtaining the consent or approval of the Employee, in connection with the sale of a substantial part of the assets or business of the Company. The Employee shall not be permitted to delegate any of his obligations under this Agreement.

10.                               Third Party Beneficiaries.  It is acknowledged that the term Company has been intentionally defined to include the subsidiaries of the Company.  Except for the subsidiaries of the Company, which are intended third party beneficiaries of this Agreement, nothing in this Agreement, express or implied, is intended to confer upon any third party any rights, remedies, obligations or liabilities.

11.                               Entire Agreement.  This Agreement sets forth the entire agreement between the parties, and fully supersedes any and all prior agreements or understandings between them.  This Agreement may only be modified by written agreement signed by all parties.

12.                               Dispute Resolution.

(a)                                                                                 Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved through consultation.  Such consultation shall begin immediately after one Party hereto has delivered to the other Party hereto a written request for such consultation.  If within thirty (30) days following the date on which such notice is given the dispute cannot be resolved, the dispute shall be submitted to arbitration upon the request of either Party with notice to the other.

(b)                                                                                 The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “Centre”).  There shall be three arbitrators.  Each Party hereto shall each select one arbitrator within thirty (30) days after giving or receiving the demand for arbitration.  Such arbitrators shall be freely selected, and the parties shall not be limited in their selection to any prescribed list.  The Chairman of the Centre shall select the third arbitrator, who shall be qualified to practice law in New York, United States of America.  If either Party does not appoint an arbitrator who has consented to participate within thirty (30) days after selection of the first arbitrator, the relevant appointment shall be made by the Chairman of the Centre.

(c)                                                                                  The arbitration proceedings shall be conducted in English.  The arbitration tribunal shall apply the Arbitration Rules of the Centre in effect at the time of the arbitration.  However, if such rules are in conflict with the provisions of this Section 12, including the provisions concerning the appointment of arbitrators, the provisions of this Section 12 shall prevail.

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(d)                                                                                 The arbitrators shall decide any dispute submitted by the parties to the arbitration strictly in accordance with the substantive law of Cayman Islands and shall not apply any other substantive law.

(e)                                                                                  Each Party hereto shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the other in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such Party.

(f)                                                                                   The award of the arbitration tribunal shall be final and binding upon the disputing parties, and either Party may apply to a court of competent jurisdiction for enforcement of such award.

(g)                                                                                  Notwithstanding anything to the contrary above, nothing in this Section 12, or otherwise, shall limit the right of any Party to this Agreement to seek judicial equitable relief, specific performance or other equitable relief available to it under applicable statutory and/or case law.

[Remainder of Page Intentionally Blank]

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IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the date first above written.

YOUNG BAE KU

Address:

GIOSIS CAYMAN LTD.

By:

Name:

Title:

Address:

Signature Page to Employee Confidentiality, Non-competition and Non-Solicitation Agreement

EXHIBIT G

E-COMMERCE PLATFORM SERVICE AGREEMENT

This E-COMMERCE PLATFORM SERVICE AGREEMENT (this “Agreement”) is entered into effective as of December [     ], 2012 (the “Effective Date”) by and between:

Giosis LLC, a limited company organized and existing under the laws of Korea, having its registered office at 9F, LIG Tower, 649-11 Yeoksam-dong, Gangnam-gu, Seoul, Korea 135-912 (the “Provider”);

and

Shanghai Giosis IT Ltd., a wholly foreign-owned enterprise with limited liability organized and validly existing under the laws and regulations of the PRC, having its registered office at 2206, No.620 Zhangyang Road, Pudong, Shanghai 200122 (the “Recipient”).

(The Provider and the Recipient are collectively referred to as the “Parties” and individually referred to as a “Party”).

WITNESSETH:

A.                                    WHEREAS, Giosis Pte. Ltd., a limited company organized under the laws of Singapore (“GSG”) is the owner of the Giosis Online Trading Platform, as defined in Article 1.

B.                                    WHEREAS, the Recipient is the licensee of the Giosis Online Trading Platform, pursuant to that certain License Agreement, dated as of December [     ], 2012, between the Recipient and GSG.

C.                                    WHEREAS, the Recipient assumes the full measure of overall responsibility and economic risk for the operation of Giosis Online Trading Business and desires to retain the Provider to provide to the Recipient certain Platform Service (defined below).

D.                                    WHEREAS, the Provider desires to render such Platform Service to the Recipient for an arm’s length fee.

E.                                     WHEREAS, the Parties believe that it is to the benefit and in the best interests of the respective Parties to enter into this Agreement.

NOW, WHEREFORE, in consideration of the mutual covenants and conditions contained herein and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE 1 — DEFINITIONS

For purposes of this Agreement, the following terms shall have the meanings set forth below:

1.1                               “Affiliate” of a person means any person that controls, is controlled by, or is under common control with, the specified person, within the meaning of Rule 144 promulgated under the U.S. Securities Act of 1933, as amended from time to time.

1.2                               “Asset Sale” means any bona fide (A) sale, lease or other disposition of all or substantially all of the assets of the Giosis Cayman Limited, an exempted company with limited liability organized and existing under the laws of Cayman Islands and to be renamed Giosis Mecoxlane Ltd. (the “Company”), on a consolidated basis or (B) exclusive license or license outside the ordinary course of business of any intellectual property owned by the Company or any of its Subsidiaries, in each case, whether in one transaction or a series of related transactions.

1.3                               “Change of Control Transaction” means any (A) bona fide issuance of shares by the Company (other than for bona fide equity financing purposes) or (B) a bona fide acquisition of the Company by another person by consolidation or merger or other reorganization, in each case in which the holders of the Company’s outstanding voting shares as of the date hereof (including any subsequent investors permitted under clause (A) above), collectively own (including their Affiliates), immediately after such transaction, securities representing less than 50% of the voting power of the corporation or entity surviving the transaction, whether in one transaction or a series of related transactions.

1.4                               “Confidential Information” means all data and information not in the public domain, including know-how and trade secrets, relating to, or contained or embodied in, the products, the business, the affairs, any development projects or other services of the Recipient.  Confidential Information may be communicated electronically, orally, visually, in writing or in any other recorded or tangible form.  All data and information shall be considered to be Confidential Information hereunder (a) if the Recipient has marked them as such, (b) if the Recipient, electronically, orally or in writing, has advised the Provider of their confidential nature, or (c) if, due to their character or nature, a reasonable person in a like position and under like circumstances would treat them as confidential. The following information shall not be deemed Confidential Information: data and information that (a) becomes publicly available through no act or failure to act on the part of the recipient, its affiliates or their respective representatives, (b) is disclosed to the recipient but, at the time of disclosure, is rightly known to the recipient and not subject to an obligation of confidentiality on the part of the recipient, (c) a third party discloses to the recipient if, to the knowledge of such recipient after reasonable inquiry, such third party is not breaching any obligation of confidentiality by disclosing such information to the recipient; or (iv) the recipient has independently developed such information without using the Confidential Information.

1.5                               “Developed Products” means and includes the Platform and any and all applications, localizations, modifications, corrections, updates, improvements, derivatives or enhancements thereof that are created, designed or developed by the Provider.

1.6                               “Development Services” has the meaning set forth in Section 2.2

1.7                               “Documentation” means and includes any and all flow charts, user’s manuals and other documents, reports, and materials prepared or developed by the Provider in connection with, or relating to, any of the Developed Products or Development Services.

1.8                               “Giosis Group” means GSG and its subsidiaries.

1.9                               “Giosis Online Trading Business” or “Business” means the establishment, development and operation by the Recipient of an internet online marketplace in the PRC.

1.10                        “Giosis Online Trading Platform” or “Platform”  means and refers to, individually and/or collectively, any application related to Giosis Online Trading Business (including any application, software, data warehouse or interface contained or embodied in Giosis Online Trading Business application), licensed to the Recipient, including any modifications, corrections, updates, improvements,

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derivatives or enhancements thereto, together with documentation prepared in connection for use therewith.

1.11                        “GMV” means Gross Merchandise Volume defined as a total value of all consummated transactions between users of Giosis Online Trading Platform during a certain period, adjusted for merchandise returns, non-payment and store credits.

1.12                        “Initial Term” has the meaning set forth in Section 3.1.

1.13                        “Intellectual Property Rights” means all present and future worldwide copyrights, trademarks, service marks, trade names, trade secrets, patents, domain names, moral rights, contract rights, and other proprietary rights of any kind and nature, and any and all registrations and applications therefor.

1.14                        “Platform Service” has the meaning set forth in Article 2 of this Agreement.

1.15                        “PRC” means the People’s Republic of China, excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and the Islands of Taiwan.

1.13                        “Sale Event” means (1) an Asset Sale or (2) Change of Control Transaction.

1.14                        “Service Fee” has the meaning set forth in Article 5 of this Agreement.

1.15                        “Subsidiary” or “subsidiary” means, with respect to any subject entity (the “subject entity”), (i) any company, partnership or other entity (x) more than 50% of whose shares or other interests entitled to vote in the election of directors or (y) more than a 50% interest whose in the profits or capital of such entity are owned or controlled directly or indirectly by the subject entity or through one or more Subsidiaries of the subject entity, (ii) any entity whose assets, or portions thereof, are consolidated with the net earnings of the subject entity and are recorded on the books of the subject entity for financial reporting purposes in accordance with United States generally accepted accounting principles as in effect from time to time, consistently applied, or (iii) any entity which the subject entity has the power to otherwise direct the business and policies of that entity directly or indirectly through another subsidiary.  Notwithstanding the above, for the purpose of this Agreement, as applied to the Company, the term “Subsidiary” or “subsidiary” includes, without limitation, Giosis China Limited, a limited company organized and existing under the laws of Hong Kong and to be renamed Giosis MecoxLane Limited, Shanghai Giosis IT Ltd., a wholly foreign-owned enterprise with limited liability organized and validly existing under the laws and regulations of the PRC, and Giosis E-Commerce (Shanghai) Ltd., a limited company organized and existing under the laws and regulations of the PRC and any of their respective Subsidiaries, if any.

ARTICLE 2 — PLATFORM SERVICE

2.1                                Provision of the Platform Service.  Upon the mutual agreement of the Parties, the Provider shall provide to the Recipient the agreed upon Platform Service as further detailed in Section 2.2.  The Platform Service may be expanded in scope as agreed by the Parties from time to time in accordance with the business plan and strategy of the Recipient.  Any material change or expansion in scope will be agreed upon by the Parties in writing and executed by addendum to this agreement. For the avoidance of doubt, the Parties acknowledge that the Recipient reserves all of its rights to its Intellectual Property Rights and nothing herein shall constitute a license, except as necessary for purposes of performing the Platform Service.

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2.2                                Scope.  Otherwise expressively mentioned herein, the Platform Service to be provided by the Provider shall include the following:

a) Development Services, which shall mean:

(i)                                     Conceiving, proposing and developing new products of the Platform;

(ii)                                  Maintaining, updating and upgrading existing products of the Platform; and

(iii)                               Analyzing competitive products, evaluating costs and benefits of competitive or alternative designs, and reporting its findings to the Recipient.

b) IT operation services required for the operation of the Platform, including but not limited to,  server hosting, systems operations, management / maintenance of server and network equipment, database administration, database processing, back-up data and server systems and security services.

c) Support services in regards to the operation of the Platform as the Recipient may reasonably request from time to time, including but not limited to, user experience, website operation and user support.

2.3                      Engagement of Outside Service Providers. The Recipient hereby authorizes the Provider to retain outside service providers to perform on the Recipient’s behalf services not otherwise provided directly by the Provider subject to the Recipient’s written consent which shall not unreasonably be withheld.  The Provider shall not be responsible to the Recipient for the performance of any services provided by outside service providers contracted by the Provider and the Recipient shall assume the risks thereof.

2.4                      Cooperation.  The Recipient will provide access to information and its employees necessary for the Provider to provide the Platform Service.  The Recipient shall, in a timely manner, take all such actions as may be reasonably necessary or desirable in order to enable or assist the Provider to provide the Platform Service, including, but not limited to, providing necessary information and specific written authorizations and consents.

2.5                               License Grant; Confidential Information.  The Recipient hereby grants the Provider a limited, non-exclusive, non-transferable, royalty-free right and license to use the Confidential Information, and all of the Intellectual Property Rights owned by, licensed to, or otherwise acquired by the Recipient for the sole and exclusive purpose of performing the Platform Service, in accordance with, and subject to the terms, conditions and limitations of this Agreement.  For the avoidance of doubt, the license granted under this Section 2.5 shall terminate immediately upon the expiration or earlier termination of this Agreement.  The Provider hereby acknowledges the limited scope of the license granted to the Provider by the Recipient hereunder, and agrees that the Provider will maintain (and cause its representatives to maintain) the confidential nature of the Confidential Information and will not utilize any of the Confidential Information or Intellectual Property Rights for any purpose whatsoever, except as specifically authorized in this Agreement.  The Recipient agrees that it will maintain (and cause its representatives to maintain) the confidential nature of any information marked as confidential from Provider (or Provider has advised Recipient of its confidental nature electronically, orally or in writing); provided that no information set forth in the exceptions to the definition of “Confidential Information” above shall not be deemed confidential information.

2.6                               Delivery and Review.  Upon completion of any of the Development Services hereunder, the Provider shall deliver to the Recipient (a) all Developed Products, and (b) all Documentation relating

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thereto, in order to permit the Recipient to confirm that such Developed Products and Documentation conform to the specifications therefor. The Recipient shall notify the Provider of any and all errors identified by the Recipient with respect to such Developed Products and/or Documentation. The Provider shall utilize its best efforts to correct all such errors and deliver a corrected version of such Developed Products and/or Documentation, as the case may be, to the Recipient within a reasonable time after the date of the Recipient’s notice of such errors and in no event later than thirty (30) days after such notice. The Parties shall amicably resolve any disputes about the conformance of the Developed Products with the target specifications for the Development Services.

2.7                               Independent Contractor.  Except as otherwise agreed between the Parties, the Provider shall be solely responsible for providing all facilities, equipment, personnel, supplies and other resources required by the Provider for the performance of its obligations under this Agreement. The Provider is and shall remain an independent contractor and shall be solely responsible for determining the manner, means and methods by which the Provider performs its obligations hereunder.

ARTICLE 3 — OWNERSHIP OF INTELLECTUAL PROPERTY RIGHTS

3.1                               No rights, title and interest in and to the Intellectual Property Rights of Recipient is being assigned or transferred by the Recipient to the Provider under this Agreement, including without limitation, Article 2.5 hereof.  To the extent that any rights in the Intellectual Property Rights licensed under Article 2.5 accrue or are deemed to accrue to Provider, subject to the terms of any applicable license agreements, Provider hereby irrevocably and automatically assigns and transfers to Recipient any and all such rights.

3.2                               The Parties acknowledge that all data generated by using the Platform or the operation of the Recipient, including but not limited to, users, customers and transactions, shall be owned by the Recipient, and the Recipient shall grant Giosis Group a right to use such data.

ARTICLE 4- TERM AND TERMINATION

4.1                               Term.  This Agreement shall become effective on the Effective Date and shall continue in effect until December 31, 2013, unless earlier terminated as provided in this Article 4.  After this Initial Term, the Agreement shall be automatically renewed for one (1) year periods, unless either Party gives written notice of non-renewal at least thirty (30) calendar days before any renewal date.

4.2                               Termination for Breach.  In the event that a Party (the “Breaching Party”) shall commit any material breach or default of its obligations under this Agreement, the other Party (the “Non-Breaching Party”) may give the Breaching Party written notice thereof and demand that such breach or default be cured immediately.  If the Breaching Party fails to cure such breach or default within thirty (30) calendar days after the date of the Non-Breaching Party’s written notice hereunder, the Non-Breaching Party may terminate this Agreement immediately upon giving written notice of termination hereof to the Breaching Party.  Termination of this Agreement in accordance with this Section 4.2 shall not adversely affect or impair the Non-Breaching Party’s right to pursue any legal remedy, including the right to recover damages for all harm suffered as a result of the Breaching Party’s breach or default hereof.

4.3                               Termination for Insolvency.  To the extent permitted by applicable law, either Party may terminate this Agreement immediately upon written notice of termination to the other Party if the other Party goes into bankruptcy or voluntary or involuntary dissolution, is declared insolvent, fails to pay its debts as they come due, makes an assignment for the benefit of creditors, becomes subject to proceedings under any bankruptcy or insolvency law, or suffers the appointment of a receiver or trustee over all or substantially all of its assets or properties.

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4.4                               Termination by the Recipient.  Notwithstanding the provision of Section 4.2 hereof, the Recipient may terminate this Agreement immediately by written notice of termination to the Provider if the Provider breaches any of its obligations under this Agreement hereof.  After the Initial Term of this Agreement, the Recipient may terminate this Agreement for convenience by giving the Provider thirty (30) calendar days written notice of termination.  This Agreement may also be terminated at any time by written mutual agreement between the Parties.

4.5                               Rights and Obligations Upon Termination.            Termination of this Agreement for any reason whatsoever shall extinguish all rights and obligations of the Parties, except for those rights and obligations accrued prior to termination, as specified under this Article 4.

4.6                               Status of Payments Upon Termination.  If termination of this Agreement occurs due to any event other than breach or default by the Provider, then the Provider shall be entitled to all Service Fees (defined below) that have accrued, but remain unpaid, prior to the date of termination, which shall be paid within ten (10) calendar days of the date of termination.

4.7                               Survival.  Notwithstanding termination of this Agreement, in the event of termination of this Agreement for any reason whatsoever, Articles 5 through 7 hereof shall survive for as long as necessary to effectuate their purposes, and shall bind the Parties and their respective representatives, successors and assigns.

4.8                               Waiver of Termination Compensation.  To the extent permitted by applicable law, neither Party shall be liable to the other Party for, and each Party hereby expressly waives any right to, any termination compensation of any kind or character whatsoever, to which such Party may be entitled solely by virtue of termination of this Agreement.

ARTICLE 5 — COMPENSATION

5.1                               Compensation for the Platform Service.  In consideration for the Platform Service rendered by the Provider for the benefit of the Recipient, the service fee for a certain month shall be equal to the amount of one percent (1%) of the GMV for the month (the “Service Fee”). The Parties agree to periodically review the compensation and to make adjustments as deemed appropriate to maintain an arm’s length compensation.  Without limiting the generality of the foregoing, the Parties intend that such remuneration, for each relevant period during the term of this Agreement, shall conform to the arm’s length standards set out in accordance with the laws of the Provider’s jurisdiction.

5.2                               Reimbursement of Third Party Expenses.  In addition to the Service Fees paid pursuant to Section 5.1 of this Agreement, the Recipient shall reimburse the Provider for all reasonable payments for expenses of third parties that are in the nature of pass-through expenses and paid by the Provider for and on behalf of the Recipient in the performance of the Platform Service.

5.3                               Payment for the Platform Service.  The Provider shall invoice the Recipient at least quarterly for the Platform Service provided.  Payment for the Platform Service shall be payable in United States Dollars or such other currency as agreed upon by the Parties and may be made in cash, through adjustments to intercompany accounts, or any other reasonable method agreed to by the Parties.  The annual aggregate amount of fees for the Development Services (but excluding hardware) as set forth in Section 2.2(a) will not exceed US $5,000,000.

5.4                               Taxes.  The compensation payable under this agreement to the Provider is excluding all applicable indirect taxes by whatever name called including Service Tax, Value Added Tax, Goods and

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Services Tax, etc.  The Recipient will be liable to pay all such indirect taxes or reimburse the Provider, wherever such indirect taxes are paid by the Provider.  Notwithstanding the foregoing, the Recipient may, to the extent required by applicable law, withhold from its payments to the Provider and remit certain taxes to the relevant tax authorities.

5.5                               Change in Scope or Nature of the Platform Service.  If the scope or nature of the Platform Service provided at any time under this Agreement changes materially, the Parties hereto will negotiate in good faith to set new compensation based on an arm’s length return for providing such revised services.

ARTICLE 6— GENERAL PROVISIONS

6.1                               Laws and Governmental Regulations.  The Recipient shall be responsible for compliance with all laws and governmental regulations affecting its business.  While the Provider shall not have any responsibility for the Recipient’s compliance with the laws and regulations referred to above, the Provider shall be responsible for compliance with all laws and governmental regulations affecting its business.

6.2                               Force Majeure.  The Recipient and the Provider shall incur no liability to each other due to a failure to perform under the terms and conditions of this Agreement resulting from reasons wholly beyond that Party’s control and not involving any fault or negligence of such Party, including fire, flood, war, strike, lock-out work stoppage or slow-down, labor disturbances, power failure, major equipment breakdowns, construction delays, accident, riots, orders or at the insistence or result of any governmental authority.

6.3                               Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Party, except to such Party’s successor upon a Sale Event of such Party.

6.4                               Headings; References.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All references herein to “Articles”, “Sections” or “Exhibits” shall be deemed to be references to Articles and Sections hereof or Exhibits hereto unless otherwise indicated.

6.5                               Severability; Enforcement.  The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof.  If it is ever held that any covenant hereunder is too extensive in any respect to permit enforcement of such covenant to its fullest extent, each Party agrees that a court of competent jurisdiction may enforce such covenant to the maximum extent permitted by law, and each Party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such covenant.

6.6                               Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed), mailed by registered or certified mail (return receipt requested), or via electronic mail (which is confirmed) to the Parties at the address specified at the beginning of this Agreement or at such other address as shall from time-to-time be provided by the Parties.

6.7                               Waiver.  The Recipient and the Provider each agree that the waiver of any default under any term or condition of this Agreement shall not constitute any waiver of any subsequent default or rights herein or nullify the effectiveness of that term or condition. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party.

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6.8                               Governing Law.  This Agreement shall be governed by, and construed in accordance with the laws of the state of New York.  Any dispute arising hereunder shall be subject to the jurisdiction of the courts of the state of New York.  The Parties hereto expressly submit to the personal jurisdiction of said courts and irrevocably waive any objections to jurisdiction or venue.

6.9                               Entire Agreement; No Third Party Beneficiaries.  This Agreement, including the Exhibits hereto, constitute the entire understanding between the Parties, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter covered by said agreements.  This Agreement is not intended to confer upon any person other than the Parties hereto any rights or remedies hereunder.

6.10                        Amendment.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.

6.11                        Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The signatures of all Parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending Party’s signature is as effective as signing and delivering the counterparts in person.

6.12                        Limitation of Liability.  In no event will Provider be liable to Recipient for any lost profits or consequential, indirect, punitive, exemplary, special, or incidental damages arising from or relating to this Agreement, whether in contract or tort or otherwise, even if Provider knew or should have known of the possibility of such damages.

6.13                        Attorneys’ Fees.  In the event of any action at law, suit in equity or arbitration proceeding in relation to this Agreement, the prevailing Party shall be entitled to recover from the losing Party all reasonable fees, costs and expenses incurred in enforcing any right of the prevailing party under or with respect to this Agreement, including without limitation, all reasonable fees, costs and expenses of attorneys and accountants and of appeals.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be signed by their duly authorized officers, effective as of the Effective Date.

Shanghai Giosis IT Ltd.		Giosis LLC

By:		By:

Name:	Young Bae Ku	Name:

Title:	Representative Director	Title:

Date:	December , 2012	Date:	December , 2012

9

EXHIBIT H

CONTRIBUTION AGREEMENTS

ASSET TRANSFER AGREEMENT

DATE:  [                    ], 2012

PARTIES:

(1)                                 GIOSIS CHINA LIMITED, a limited company organized and existing under the laws of Hong Kong and to be renamed Giosis MecoxLane Limited, having its registered office at 8th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong (the “Seller”); and

(2)                                 SHANGHAI GIOSIS IT LTD., a wholly foreign-owned enterprise with limited liability organized and validly existing under the laws and regulations of the PRC, having its registered office at 2206, No. 620 Zhangyang Road, Pudong, Shanghai 200122 (the “Purchaser”).

RECITALS:

(A)                               Pursuant to that certain Asset Transfer Agreement dated [              ], 2012 among the Purchaser and Giosis Cayman Ltd., a limited company organized under the laws of Cayman Island (“Giosis Cayman”) (the “Cayman/GHK Transfer Agreement”), Giosis Cayman has contributed the GHK Assets (as defined in the Cayman/GHK Transfer Agreement) to the Seller, and the Seller has assumed the GHK Liabilities (as defined in the Cayman/GHK Transfer Agreement). Capitalized terms used but not defined herein shall have the meanings given to them in the Cayman/GHK Transfer Agreement.

(B)                               The Seller wishes to transfer to the Purchaser all of the GHK Assets as set forth on Schedule 1 hereto (collectively, the “GSH Assets”).

(C)                               The Purchaser wishes to assume all of the GHK Liabilities (collectively, the “GSH Liabilities”), pursuant to the terms set forth in this Agreement.

IT IS AGREED as follows:

1                                         SALE AND PURCHASE OF JAPANESE ASSETS

1.1                               The Seller hereby sells and the Purchaser hereby purchases the entire legal and beneficial ownership in the GSH Assets.

2                                         CONSIDERATION

2.1                               As consideration for the sale and purchase of the GSH Assets, the Purchaser shall pay cash in an amount equal to, or issue shares in the Purchaser to the Seller having a value equal to $[      ] and (b) assume the GHK Liabilities.

3                                         GOVERNING LAW

3.1                               This Agreement shall be governed in all respects by the laws of the State of New York without regards to conflicts of law principles that would require application of the laws of any other jurisdiction.

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IN WITNESS WHEREOF, the Parties have caused this Asset Transfer Agreement to be duly executed as of the date first above written.

SELLER

GIOSIS CHINA LIMITED

By:

Name:

Title:

PURCHASER

SHANGHAI GIOSIS IT LTD.

By:

Name:

Title:

ASSET TRANSFER AGREEMENT

DATE:  [                    ], 2012

PARTIES:

(1)                                 GIOSIS CAYMAN LTD., an exempted company with limited liability organized and existing under the laws of Cayman Islands and to be renamed Giosis Mecoxlane Ltd., having its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Seller”); and

(2)                                 GIOSIS CHINA LIMITED, a limited company organized and existing under the laws of Hong Kong and to be renamed Giosis MecoxLane Limited, having its registered office at 8th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong (the “Purchaser”).

RECITALS:

(A)                               Pursuant to that certain Subscription and Contribution Agreement dated [              ], 2012 among the Seller, the Purchaser, Giosis Pte. Ltd., a limited company organized under the laws of Singapore and current sole stockholder of the Company (“Giosis”), and Mecox Lane Limited, a limited company organized under the laws of Cayman Islands (“Mecox”) (the “Contribution Agreement”), Giosis has contributed the Giosis Contributed Assets (as defined in the Contribution Agreement) and Mecox has contributed the Mecox Contributed Assets (as defined in the Contribution Agreement) to the Seller and/or certain of its subsidiaries, and the Seller has assumed the Assumed Liabilities (as defined in the Contribution Agreement). Capitalized terms used but not defined herein shall have the meanings given to them in the Contribution Agreement.

(B)                               The Seller wishes to transfer to the Purchaser certain items included in the Giosis Contributed Assets and Mecox Contributed Assets as set forth on Schedule 1 hereto (collectively, the “GHK Assets”).

(C)                               The Purchaser wishes to assume any of the Assumed Liabilities relating to the GHK Assets (collectively, the “GHK Liabilities”), pursuant to the terms set forth in this Agreement.

IT IS AGREED as follows:

1                                         SALE AND PURCHASE OF JAPANESE ASSETS

1.1                               The Seller hereby sells and the Purchaser hereby purchases the entire legal and beneficial ownership in the GHK Assets.

2                                         CONSIDERATION

2.1                               As consideration for the sale and purchase of the GHK Assets, the Purchaser shall pay cash in an amount equal to, or issue shares in the Purchaser to the Seller having a value equal to $[      ] and (b) assume the GHK Liabilities.

3                                         GOVERNING LAW

3.1                               This Agreement shall be governed in all respects by the laws of the State of New York without regards to conflicts of law principles that would require application of the laws of any other jurisdiction.

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IN WITNESS WHEREOF, the Parties have caused this Asset Transfer Agreement to be duly executed as of the date first above written.

SELLER

GIOSIS CAYMAN LIMITED

By:

Name:

Title:

PURCHASER

GIOSIS CHINA LIMITED

By:

Name:

Title: